EXHIBIT (a)(1)(A)

PRELIMINARY COPY

SUBJECT TO COMPLETION—DATED FEBRUARY         , 2004

Offering Circular

DYNEX CAPITAL, INC.

Offer to Exchange

Its 9.50% Senior Notes, due 2007

for up to

345,579 Shares of Its Outstanding Series A Preferred Stock,

481,819 Shares of Its Outstanding Series B Preferred Stock, and

479,512 Shares of Its Outstanding Series C Preferred Stock

THE EXCHANGE OFFER, AND RELATED WITHDRAWAL RIGHTS AND PRORATION PERIOD, WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON                  , 2004, UNLESS EXTENDED OR EARLIER TERMINATED BY US.

Dynex Capital, Inc., a Virginia corporation, invites its stockholders to tender shares of its Series A preferred stock (the “Series A Preferred Stock”), shares of its Series B preferred stock (the “Series B Preferred Stock”), and shares of its Series C preferred stock (the “Series C Preferred Stock,” and, collectively, with the Series A Preferred Stock and the Series B Preferred Stock, the “Preferred Stock”), all upon the terms and subject to the conditions set forth in this offering circular and in the related letters of transmittal (which, as amended or supplemented from time to time, together constitute the “Note Offer”). Each share of Preferred Stock has a par value of $0.01 per share. Upon the terms and subject to the conditions of the Note Offer, we are offering to acquire up to an aggregate of 345,579 shares of Series A Preferred Stock, up to an aggregate of 481,819 shares of Series B Preferred Stock, and up to an aggregate of 479,512 shares of Series C Preferred Stock (or, in each case, such lesser number of shares as are properly tendered and not properly withdrawn), as so noted on the enclosed letter of transmittal, for:

•	$27.84 in principal amount of our 9.50% Senior Notes, the principal of which will be payable on the third anniversary of issuance (collectively, the “Senior Notes” and each, a “Senior Note”), per share of Series A Preferred Stock tendered, up to an aggregate maximum of 345,579 shares of Series A Preferred Stock;

•	$28.42 in principal amount of the Senior Notes per share of Series B Preferred Stock tendered, up to an aggregate maximum of 481,819 shares of Series B Preferred Stock; and

•	$34.80 in principal amount of the Senior Notes per share of Series C Preferred Stock tendered, up to an aggregate maximum of 479,512 shares of Series C Preferred Stock.

Under this Note Offer, the per share principal amount of Senior Notes to be received for each share of Preferred Stock tendered in the Note Offer is equal to 116% of the original issue price of each share of Preferred Stock. The Senior Notes will be issued in denominations of $1,000 or in integral multiples of $1,000. In cases where the aggregate consideration for shares of each series you tender (determined by multiplying the aggregate issue price of each share of your Preferred Stock by 116%) is not an even multiple of $1,000, you will receive cash for the amount in excess of the nearest lower $1,000 multiple not to exceed $999.99. For a more detailed description of the terms of the Senior Notes being offered, please see “Description of Senior Notes.”

Subject to the terms and conditions of the Note Offer, we will issue up to $40,000,000 aggregate principal amount of Senior Notes, in exchange for up to 1,306,910 shares of Preferred Stock with an aggregate original issue price of $34,483,822 and an aggregate liquidation preference as of December 31, 2003 of $                    .

This Note Offer is part of a recapitalization transaction in which Dynex Capital (1) seeks to exchange Senior Notes for outstanding shares of Preferred Stock and (2) is asking stockholders to approve an amendment of our articles of incorporation that will (i) designate and establish the terms of a new Series D Preferred Stock, and (ii) eliminate the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock through their conversion into shares of new Series D Preferred Stock and Common Stock (the “Series D conversion”). Information about the Series D conversion is more fully described in the proxy statement that is being distributed to Dynex Capital’s Preferred Stockholders with this offering circular. We encourage you to read the proxy statement carefully.

The Note Offer is conditioned upon a minimum tender of shares of Preferred Stock that will result in the issuance of at least $10,000,000 in aggregate principal amount of Senior Notes. The Note Offer is also conditioned on completion of the Series D conversion and other general conditions described in this offering circular. See “The Note Offer–Conditions to the Note Offer.”

You may request additional copies of this offering circular, the letter of transmittal and related documents from the information agent at its address and telephone number set forth on the back cover of this offering circular.

Tendering holders of Preferred Stock will not be obligated to pay brokerage commissions, solicitation fees, or, upon the terms and subject to the conditions of the Note Offer, stock transfer taxes on the sale of shares of Preferred Stock to Dynex Capital. However, any tendering stockholder or other payee required to complete a letter of transmittal who fails to complete fully and sign the box captioned “Substitute Form W-9” included in the letter of transmittal or, in the case of a non-U.S. holder, who fails to certify its non-U.S. status, may be subject to a required tax withholding of 28% of the gross proceeds paid to the stockholder or other payee pursuant to the Note Offer. See “Material United States Federal Income Tax Consequences.” We will pay all charges and expenses of Wachovia Bank, N.A., the exchange agent, and MacKenzie Partners, Inc., the information agent, incurred in connection with the Note Offer.

Tendering holders of Preferred Stock will not receive any dividends with respect to their tendered shares, including dividends in arrears that have accumulated to date, which will be cancelled if the tendered shares are accepted by us. As of December 31, 2003, a total of approximately $9.07, $9.07 and $11.31 in dividends in arrears have accumulated per share on the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock, respectively.

Tenders pursuant to the Note Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on                 , 2004, which is the expiration time of the Note Offer, or such later expiration time if we extend the Note Offer, and, if not yet accepted for payment, after                 , 2004.

As of January 7, 2004 (the last trading day ending prior to our public announcement of our intention to commence the Note Offer), the closing bid price per share for each series of our Preferred Stock, as reported on the Nasdaq National Market, was $26.50 for our Series A Preferred Stock, $26.90 for our Series B Preferred Stock, and $34.30 for our Series C Preferred Stock. The exchange price for the

Series A Preferred Stock offered by this Note Offer represented a premium of 5.1% above the bid price as of January 7, 2004, the exchange price for the Series B Preferred Stock represented a premium of 5.7% above the bid price as of January 7, 2004, and the exchange price for the Series C Preferred Stock represented a premium of 1.5% above the bid price as of January 7, 2004. We urge you to obtain current market quotations for the shares. See “Price Range of Preferred Stock.”

PLEASE READ THE ENCLOSED MATERIALS CAREFULLY.

For a further description of our Preferred Stock, see “Description of Capital Stock.” We intend to apply for listing of the Senior Notes for trading on the New York Stock Exchange. However, there is no assurance that the Senior Notes will be listed on the New York Stock Exchange or that a liquid trading market will develop for the Senior Notes. If a trading market does develop, there can be no assurance as to any price at which the Senior Notes will trade. See “Risk Factors—Risks Particular to the Note Offer—By Tendering Your Preferred Stock for the Senior Notes, You Will Lose Rights Associated with Your Preferred Stock.”

The Senior Notes will be unsecured obligations of Dynex Capital. The Senior Notes mature on the third anniversary of their issuance and bear interest at 9.50% per annum on the outstanding principal balance. Interest only will be paid semiannually. We will have the right to prepay the Senior Notes in whole or in part, including all interest accrued thereon, without penalty. The Senior Notes will be issued under an Indenture between Dynex Capital and Wachovia Bank, N.A., as trustee. The terms of the Senior Notes Indenture are governed by certain provisions contained in the Trust Indenture Act of 1939 (the “Trust Indenture Act”). See “Description of Senior Notes.”

Our board of directors has evaluated the fairness of the recapitalization, including the Note Offer and the amendment to Dynex Capital’s articles of incorporation that will result in the Series D conversion. Based on a number of factors, the board of directors has determined that the recapitalization, including the Note Offer, is fair to Dynex Capital’s unaffiliated Preferred Stockholders of each series and unaffiliated Common Stockholders from both a substantive and procedural point of view, and is advisable and in the best interests of Dynex Capital and all of its stockholders. However, neither our directors nor Dynex Capital makes any recommendation as to whether you should tender shares pursuant to this Note Offer. You must make your own decision whether to tender your shares and, if so, how many shares to tender. Neither we nor our board of directors makes any recommendation to you with respect to the Note Offer, and no person has been authorized by us or our board of directors to make any such recommendation.

We have been advised that some of our directors who hold shares of Preferred Stock intend to tender shares of Preferred Stock for Senior Notes in the Note Offer. As of December 17, 2003, our directors held 128,117 shares of Series A Preferred Stock, representing approximately 25.96% of the outstanding Series A Preferred Stock, 187,216 shares of Series B Preferred Stock, representing approximately 27.2% of the outstanding Series B Preferred Stock, and 143,980 of Series C Preferred Stock, representing approximately 21.02% of the outstanding Series C Preferred Stock.

You should carefully consider the matters discussed under “Risk Factors” commencing on page          of this offering circular before tendering your shares of Preferred Stock.

You should evaluate carefully all of the information contained or referred to in this offering circular and make your own decision whether to tender shares pursuant to the Note Offer. We urge you to consult a tax advisor concerning any federal, state, local or foreign tax consequences of a sale of preferred stock pursuant to the Note Offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Note Offer, passed upon the merits or fairness of the Note Offer, or passed upon the adequacy or accuracy of the disclosure in this offering circular. Any representation to the contrary is a criminal offense.

THE DATE OF THIS OFFERING CIRCULAR IS                 , 2004

IMPORTANT

Any stockholder of record desiring to tender all or any portion of his, her or its shares of Preferred Stock should comply with the book-entry transfer facility’s automated tender offer program procedures described in “The Note Offer—How to Tender.” A stockholder having shares of Preferred Stock registered in the name of a broker or a dealer, commercial bank, trust company or other nominee must contact those persons if the stockholder desires to tender such shares. Any stockholder of record desiring to tender shares of Preferred Stock for Senior Notes must have or establish an account with, and tender such shares through, a broker, dealer, bank or other financial institution that either clears through or maintains a custodial relationship with a direct or indirect participant in the book entry and transfer system of The Depository Trust Corporation (“DTC”). The Senior Notes will be issued only in book-entry form pursuant to a global note to be registered in the name of DTC’s nominee, Cede & Co., Inc. See “The Note Offer—How to Tender—Tender Procedure for Stockholders of Record.”

Questions and requests for assistance may be directed to the information agent at the address and telephone number set forth on the back cover of this offering circular. Requests for additional copies of this offering circular and all related documents may also be directed to the information agent.

The Senior Notes are being offered pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended, and applicable exemptions under state securities laws.

We have made no arrangements for and have no understanding with any dealer, salesman or other person regarding the solicitation of tenders hereunder, other than the information agent, and no person has been authorized to give any information or to make any representation not contained in this offering circular in connection with the Note Offer, and, if given or made, such information or representation must not be relied upon as having been authorized by us or any other person. Neither the delivery of this offering circular nor any exchange or sale shall, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given.

This offering circular does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or buy, any securities other than the securities covered by this offering circular by us or any other person, or any such offer or solicitation of such securities by us or any such other person in any state or other jurisdiction to any person to whom it is unlawful to make any such offer or solicitation. In any state or other jurisdiction where it is required that the securities offered by this offering circular be qualified for offering or that the offering be approved pursuant to tender offer statutes in such state or jurisdiction, no offer is hereby being made to, and tenders will not be accepted from, residents of any such state or jurisdiction unless and until such requirements have been satisfied.

General	71
Scope	71
Certain Federal Income Tax Consequences to Prospective United States Characterization of the Exchange	72
Constructive Ownership of Stock	73
Section 302 Tests	73
Corporate Stockholder Dividend Treatment	74
Certain Federal Income Tax Consequences to Prospective United States Holders of Senior Notes; Interest on the Senior Notes—General	75
Redemption or Sale of Senior Notes	75
Backup Withholding	75
Certain Federal Income Tax Consequences to Prospective Non-United States Holders of Senior Notes	76
Payment of Interest	76
Sale, Exchange or Other Taxable Disposition of Senior Notes	77
Information Reporting and Backup Withholding	78
Tax Consequences to Dynex Capital	78
WHERE YOU CAN FIND MORE INFORMATION	79

SUMMARY TERM SHEET

This summary term sheet highlights selected information from this offering circular but may not contain all of the information that is important to you. To better understand the Note Offer and for a more complete description of the terms of the Note Offer, you should carefully read this entire offering circular and its appendices and the other documents to which we refer. When used in this offering circular, the terms “Company,” “Dynex Capital,” “we,” “our,” “ours” and “us” refer to Dynex Capital, Inc. and its consolidated subsidiaries, unless otherwise specified or the context requires otherwise.

What Is Dynex Capital Seeking to Accomplish?

Dynex Capital is seeking to recapitalize its capital structure. We seek to accomplish this recapitalization through two steps: (1) this offer to exchange your shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock for new 9.5% Senior Notes, due on the third anniversary of their issuance (the “Note Offer”) and (2) an amendment to our articles of incorporation that will eliminate all shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock not tendered and accepted by us in the Note Offer through the conversion of all such shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock into a new Series D Preferred Stock (the “Series D conversion”). The Series D conversion is described in detail in the separate proxy statement that is being distributed to holders of Preferred Stock with this offering circular. You are encouraged to read the proxy statement carefully. The Note Offer and the Series D conversion are equally important parts of the recapitalization. We will not complete one without the other. If the Series D conversion is not approved by our stockholders, we will terminate the Note Offer without accepting any shares tendered and will not effect the Series D conversion.

See “Special Factors – Background of the Recapitalization,” “— Recommendation of the Board of Directors; Fairness of the Recapitalization,” “The Note Offer — Conditions to the Note Offer” and “Purposes and Effects of the Note Offer.”

What Transactions Are Involved in the Recapitalization?

In this Note Offer, you are being given the opportunity to tender shares of your Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock for our new 9.50% Senior Notes. These Senior Notes will be issued in denominations of $1,000 or integral multiples thereof, based on the original issue price of each series. If you tender your shares of Preferred Stock for Senior Notes, and your tender is accepted, you will also receive cash consideration for any amount of shares tendered in excess of the nearest $1,000. If you tender all of your shares of Preferred Stock and your tender is accepted, you will not participate in the Series D conversion.

In the Series D conversion, we are seeking the approval of the holders of each series of our Preferred Stock to convert the Series A, Series B and Series C Preferred Stock remaining after the Note Offer is completed into shares of a new Series D Preferred Stock and Common Stock. The Series D Preferred Stock will have an issue price of $10.00 per share, a dividend rate of 9.50%, and will be convertible one share of Preferred Stock for one share of Common Stock. The Series D conversion will result in the elimination of the dividends in arrears for all existing series of Preferred Stock. The Series D conversion must be approved by at least two-thirds of the outstanding shares of each series of Preferred Stock. A majority of the holders of the Common Stock present at a meeting of the holders of Common Stock is also required to approve certain aspects of the Series D conversion.

See “Special Factors – Recommendation of the Board of Directors; Fairness of the Recapitalization,” “The Note Offer – Conditions to the Note Offer,” “Risk Factors – Risks Particular to the Note Offer — The Note Offer is Subject to Certain Contingencies That May Prevent Its Consummation.”

Is Dynex Capital Willing To Complete Only Part of the Recapitalization?

No. If the Series D conversion is not approved, we will not consummate any portion of the Note Offer. Likewise, if the principal amount of Senior Notes to be issued to tendering stockholders is not at least $10,000,000, we do not intend to complete either the Note Offer or the Series D conversion.

How Many Shares of Preferred Stock are Being Sought in the Note Offer and What Consideration is Being Offered for My Shares?

We are offering to acquire up to 345,579 shares of Series A Preferred Stock, up to 481,819 shares of Series B Preferred Stock, and up to 479,512 shares of Series C Preferred Stock.

Upon the terms and subject to the conditions of the Note Offer set forth in this offering circular and the accompanying letter of transmittal, you will receive the following for your shares of Preferred Stock:

•	$27.84 in principal amount of our 9.50% Senior Notes due on the third anniversary of their issuance (collectively, the “Senior Notes” and each, a “Senior Note”) for each share of Series A Preferred Stock you tender, up to $9,620,000 in aggregate maximum principal amount of Senior Notes for all shares of Series A Preferred Stock tendered for Senior Notes in the Note Offer and up to an aggregate maximum of 345,579 shares of Series A Preferred Stock;

•	$28.42 in principal amount of the Senior Notes for each share of Series B Preferred Stock you tender, up to $13,693,000 in aggregate maximum principal amount of Senior Notes for all shares of Series B Preferred Stock tendered for Senior Notes in the Note Offer and up to an aggregate maximum of 481,819 shares of Series B Preferred Stock; and

•	$34.80 in principal amount of the Senior Notes for each share of Series C Preferred Stock you tender, up to $16,687,000 in aggregate maximum principal amount of Senior Notes for all shares of Series C Preferred Stock tendered for Senior Notes in the Note Offer and up to an aggregate maximum of 479,512 shares of Series C Preferred Stock.

The per share principal amount to be received for each share of Preferred Stock tendered in the Note Offer is equal to 116% of the original issue price of each share of Preferred Stock. The Senior Notes will be issued in book-entry form in denominations of $1,000 or integral multiples thereof. In cases where the aggregate consideration for shares of each series you tender (determined by multiplying the aggregate issue price of each share of your Preferred Stock by 116%) is not an even multiple of $1,000, you will receive cash for the amount in excess of the nearest lower $1,000 multiple not to exceed $999.99. For a more detailed description of the terms of the Senior Notes being offered, please see “Description of Senior Notes.”

We have the right to extend or amend the Note Offer in our sole and absolute discretion and the right to terminate the Note Offer at any time prior to the expiration time of the Note Offer if the conditions to the Note Offer are not satisfied.

See “The Note Offer – General” and “— Expiration Time, Extensions, Termination and Amendments.”

What Are the Principal Terms of the Senior Notes I Will Receive in Exchange for My Preferred Stock?

The Senior Notes will be unsecured obligations of Dynex Capital. The Senior Notes mature on the third anniversary of their issuance and bear interest at 9.50% per annum on the outstanding principal balance. Interest will accrue on the Senior Notes commencing on the earlier of April 7, 2004 or the date of issuance and will be paid semiannually. The entire principal amount will be due at maturity. Dynex Capital will have the right to prepay the Senior Notes in whole or in part, including all interest accrued thereon, without penalty. Dynex Capital also will have the right to purchase the Senior Notes in the open market. The Senior Notes will be issued under an Indenture between Dynex Capital and Wachovia Bank, N.A., as trustee. The terms of the Senior Notes Indenture are governed by certain provisions contained in the Trust Indenture Act. See “Description of Senior Notes.”

Will I Receive a Premium Above the Current Market Value for Tendering My Preferred Stock?

Whether you will receive a premium above the current market value of the Preferred Stock for tendering shares of Preferred Stock will depend on the market value of our Preferred Stock on the date the Note Offer is completed. As of January 7, 2004 (the last trading day ending prior to our public announcement of our intention to commence the Note Offer), the closing bid price per share for each series of our Preferred Stock, as reported on the Nasdaq National Market, was $26.50 for our Series A Preferred Stock, $26.90 for our Series B Preferred Stock, and $34.30 for our Series C Preferred Stock. The exchange price for the Series A Preferred Stock for the Senior Notes offered by this Note Offer represented a premium of 5.1% above the bid price as of January 7, 2004, the exchange price for the Series B Preferred Stock represented a premium of 5.7% above the bid price as of January 7, 2004, and the exchange price for the Series C Preferred Stock represented a premium of 1.5% above the bid price as of January 7, 2004.

See “Special Factors – Recommendation of the Board of Directors; Fairness of the Recapitalization,” “The Note Offer – General – The Note Offer,” “Purposes and Effects of the Note Offer” and “Price Range of Preferred Stock.”

What Will Happen to the Dividend Arrearages on My Existing Preferred Stock?

If you tender your shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock, and your tender is accepted, your Preferred Stock will be cancelled, and you will not receive any dividends on the shares accepted by Dynex Capital, including any accumulated dividend arrearages on those shares of Preferred Stock.

For a description of the amount of accumulated dividend arrearages on the existing shares of Preferred Stock, see “Dividends.”

How Was the Consideration Being Offered for My Shares Established?

The per share principal amount of Senior Notes being offered in the Note Offer represents a premium above the bid price of the shares of each class of Preferred Stock as of January 7, 2004, the last trading day prior to our public announcement of our intention to commence the Note Offer. The per share consideration that will be received by holders of Preferred Stock in the Series D conversion likewise represents a premium over the price of each class of Preferred Stock as of January 7, 2004. The amount of consideration being provided in the Note Offer and the Series D conversion was not based on an appraisal of Dynex Capital, but was established by the board of directors in order to make the consideration attractive to holders of Preferred Stock while at the same time providing a discount to the current liquidation value of the Preferred Stock that would benefit the holders of Common Stock, whose vote is also required to approve aspects of the recapitalization. The difference in consideration being received by holders of Preferred Stock who tender their shares in the Note Offer and holders of Preferred Stock who participate in the Series D conversion reflects the board’s assessment that the reduced investment risk to recipients of Senior Notes justifies a greater amount of consideration for participants in the Series D conversion. Moreover, in establishing the Common Stock consideration to be provided in the Series D conversion, the board considered the prospect for holders of Preferred Stock to recoup the discount from the current liquidation value of their shares that will result from either the Note Offer or the Series D Conversion, through possible future increases in the value of the Common Stock being received, and through future conversions of their Series D Preferred Stock into Common Stock.

Are There any Conditions to the Note Offer?

The completion of the Note Offer is subject to the completion of the Series D conversion, which itself is subject to several conditions, including the following:

•	approval of the amendment to our articles of incorporation by the holders of at least two-thirds of the outstanding shares of each series of the existing Preferred Stock.

•	approval of the issuance of additional Common Stock in connection with the Series D conversion by a majority of the holders of Common Stock present at a meeting of the Common Stockholders.

In addition, the completion of the Note Offer is subject to a minimum tender of shares of Preferred Stock that will result in the issuance of at least $10,000,000 in Senior Notes. The board may waive this condition at any time.

If the Series D Conversion is not approved by two-thirds of the holders of each of the Series A, Series B and Series C Preferred Stock, we expect to terminate the Note Offer without accepting any of the shares of Preferred Stock that are tendered. If the Series D conversion is not approved, the holders of Preferred Stock will continue to hold those shares and will continue to be entitled to the dividends and other rights now provided for with respect to each existing series of Preferred Stock.

The Note Offer is also subject to certain general conditions, including the absence of court and government actions prohibiting the Note Offer, general market conditions, the condition of our business, and the Indenture under which the Senior Notes will be issued being qualified under the Trust Indenture Act. The Note Offer will remain open, unless sooner terminated, until all conditions have been satisfied or waived. See “The Note Offer—Conditions to the Note Offer.”

What Are the Reasons for the Recapitalization?

We have been engaged in a number of recapitalization transactions since 1999, including completed tender offers for Preferred Stock in 2001 and 2003 and significant balance sheet restructuring, primarily related to the sale of assets and the repayment of recourse debt. We have decided to pursue the recapitalization at this time because of a number of factors, including:

•	a desire to give the holders of Preferred Stock an opportunity through this Note Offer to exchange their shares for a new series of Senior Notes and/or through the Series D conversion convert their existing shares into a new Series D Preferred Stock, both of which will be issued in a principal amount or issue price that represents a premium to the bid price of the Preferred Stock as of January 7, 2004, the last trading day before we announced the proposed recapitalization;

•	a desire to enhance shareholder value by simplifying our capital structure and eliminating dividends-in-arrears on the existing Preferred Stock in anticipation of actively pursuing new strategic alternatives for Dynex Capital; and

•	a desire to offer the holders of Preferred Stock a new series of Preferred Stock with potentially improved liquidity, a guaranty of future representation on the board of directors and stronger covenants if we fail to pay future dividends or otherwise fall below certain financial thresholds.

See “Special Factors — Background of the Recapitalization” and “— Reasons for the Note Offer.”

What Process Did the Board Use in Deciding to Pursue the Recapitalization?

The decision to pursue the recapitalization was the result of deliberations by the board of directors and a committee of the board appointed in 2002 to consider the possibility of changes in our capital structure and other strategic alternatives. The committee held numerous meetings and considered a variety of alternatives, and recommended the recapitalization, including the Note Offer and the Series D conversion, to the full board, which unanimously approved the proposed recapitalization. See “Special Factors – Background of the Recapitalization” and “— Recommendation of the Board of Directors; Fairness of the Recapitalization.”

Do the Board and Its Committee Believe that the Recapitalization Is Fair to Existing Stockholders?

Yes. Although the board of directors and its committee did not obtain an appraisal or fairness opinion from a separate financial advisor, both the board and the committee believe that the recapitalization, including the Note Offer and the Series D conversion, is both substantively and procedurally fair to the existing holders of the Preferred Stock, including the unaffiliated stockholders of each series, because:

•	the holders of Preferred Stock are being given the option to tender their shares for Senior Notes that will be issued in principal amounts representing a premium to the bid price immediately prior to the announcement of the Note Offer, and all holders of Preferred Stock will be treated equally in the Note Offer;

•	the holders of Preferred Stock whose shares are converted in the Series D conversion will be treated equally within each series and among the series in the application of the conversion ratios being used to compute the number of shares of Series D Preferred Stock and Common Stock to be received by each stockholder;

•	the improved conversion features of the Series D Preferred Stock will create greater opportunities for the holders of Preferred Stock to participate in any future success of Dynex Capital’s business strategies by lowering the conversion price into Common Stock from $48 or higher to $10 per share of Common Stock;

•	the holders of the new Series D Preferred Stock will be assured of continued representation on Dynex Capital’s board of directors, whereas their right to representation on the board of directors under the terms of the existing Preferred Stock depends on our failure to cure current dividend arrearages;

•	by combining the three series of Preferred Stock, and providing for the listing of Series D Preferred Stock on a public market, we believe the liquidity of the Preferred Stock will be improved;

•	the holders of the Series D Preferred Stock will convert their shares into a senior debt instrument if Dynex Capital fails in the future to maintain current dividends or maintain its stockholders’ equity above a required threshold, a right that they do not have under the terms of the existing Preferred Stock; and

•	the Series D conversion cannot be approved without the affirmative vote of the holders of two-thirds of each series of Preferred Stock, and the level of ownership of our directors ensures that, as a mathematical issue, at least a majority of unaffiliated holders of each series of Preferred Stock will be necessary to approve the Series D conversion in order for the Series D conversion to be approved.

See “Special Factors – Recommendation of the Board of Directors; Fairness of the Recapitalization.”

Did the Board of Directors and the Committee Consider Alternatives to the Note Offer and the Series D Conversion?

Yes. The board of directors and the board committee considered four principal alternatives to the Note Offer and Series D conversion:

•	Sale. Dynex Capital began exploring the possible sale of the company in 1999, resulting in the execution of a merger agreement in November 2000. For a number of reasons, the transaction was not completed and the merger agreement was terminated in January 2001. Since that time Dynex Capital has had various discussions with possible interested parties, but has not actively pursued a sale and has held no substantive discussions since June 2002. The board and the committee believe that our ability to pursue a sale transaction is hampered by the complexity of our capital structure and by our continued ownership of certain assets that are disfavored in the current market, including our portfolio of manufactured home loans. We also had tax net operating loss carryforwards of approximately $130 million as of December 31, 2002, and have not been able to find a transaction that would allow our stockholders to receive suitable consideration for that asset.

•	Liquidation. We have considered the possibility of liquidating the assets on our balance sheet and returning the proceeds of liquidation to our stockholders. The board and the committee have concluded that we would be unable in the near term to realize the full value of our assets, including our large loss carryforwards, through a liquidation scenario. The difficulty of conducting a successful liquidation is affected by our ownership of complex financial assets that are difficult to price, and by the fact that in a liquidation scenario we would likely be required to substantially discount assets on our balance sheet in order to find a willing buyer.

•	Strategic alternatives. We have also considered the pursuit of strategic alternatives that would allow us to expand our business and more fully use the available loss carryforwards. As we have previously reported, we have explored the pursuit of a variety of strategic alternatives, including engaging a third-party manager and the possibility of acquiring a financial institution. The substantial dividend arrearages on the Preferred Stock, together with the overall complexity of our capital structure, have been impediments to the successful pursuit of a number of strategic alternatives we have considered.

•	No recapitalization. We have also considered the effect of electing not to restructure our Preferred Stock. Although we believe that we will generate cash flow sufficient to eliminate the dividend arrearages and/or pay future dividends, this option does not permit us to deploy as much capital to strategic alternatives and does not solve our long-term need to simplify our capital structure.

See “Special Factors – Background of the Recapitalization” and “—Reasons for the Note Offer.”

Has Dynex Capital or its Board Of Directors Adopted a Position on the Note Offer and the Series D Conversion?

Our board of directors has approved the making of this Note Offer. However, neither our directors nor Dynex Capital makes any recommendation as to whether you should tender shares pursuant to this Note Offer. You must make your own decision whether to tender shares and, if so, how many shares to tender.

As described in the proxy statement that accompanies this offering circular, our board of directors has recommended that our Preferred Stockholders vote “FOR” the Series D conversion. See “Special Factors – Recommendation of the Board of Directors; Fairness of the Recapitalization.”

Will the Recapitalization Result in a Change of Control of Dynex Capital?

No. If the minimum shares (17.5%) of each series of existing Preferred Stock are tendered and accepted in the Note Offer or the maximum shares (70%) of each series are tendered and accepted, we would issue approximately 1,079,091 or 392,230 shares, respectively, of additional Common Stock in the Series D conversion. These additional shares would represent only 9.9% or 3.6%, respectively, of the issued and outstanding shares of Common Stock. In addition, if the Note Offer is accepted by a minimum of 17.5% or a maximum of 70% of the holders of the existing Preferred Stock, we would issue 4,713,288 and 1,713,304 shares of new Series D Preferred Stock, respectively. Because the holders of Preferred Stock are being treated equally in the Note Offer and Series D conversion, the holders of Series D Preferred Stock after the conversion will own Preferred Stock in proportions similar to their pre-conversion ownership of the three existing series of Preferred Stock, subject only to differences arising from individual elections to tender shares in the Note Offer and from the different conversion ratios that are based on the existing differences in the original issue price of the three series of Preferred Stock.

What Are the Federal Income Tax Consequences of the Note Offer?

For federal income tax purposes, the exchange of shares of Preferred Stock for Senior Notes (and any cash received in lieu of a fractional interest in a Senior Note) will be treated either as (i) a sale or exchange of the tendering stockholder’s shares, in which case the stockholder should recognize capital gain or loss equal to the difference between the fair market value of the Senior Notes received (plus any cash received in lieu of a fractional interest in a Senior Note) and the stockholder’s adjusted basis in the shares of Preferred Stock exchanged, or (ii) a deemed distribution of property by us with respect to such shares, in which case, given that we do not anticipate having current or accumulated earnings and profits as of the date of the exchange, a tendering stockholder should recognize capital gain to the extent the fair market value of the Senior Notes (plus any cash received in lieu of a fractional interest in a Senior Note) exceeds the stockholder’s adjusted tax basis in the shares of Preferred Stock exchanged.

See “Material United States Federal Income Tax Consequences” for a discussion of material federal income tax consequences associated with the Note Offer and ownership of Senior Notes. See also “Risk Factors — Risks Particular to the Note Offer — Certain United States Federal Income Tax Risks Associated with the Note Offer” for certain federal income tax risks associated with the Note Offer.

Will the Senior Notes Be Subordinate to the Senior Notes Issued by Dynex Capital in February 2003?

No. We intend to redeem the Senior Notes issued by us in February 2003 prior to the completion of the Note Offer. The Senior Notes issued in the Note Offer will be the only outstanding senior unsecured indebtedness of Dynex Capital. See “Special Factors – Background of the Recapitalization,” and “The Note Offer—Source and Amount of Funds.”

Who Is Offering to Acquire My Shares in the Note Offer?

Dynex Capital is offering to acquire your shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock. For information about us and our business and certain recent developments, see “Business,” and for information about the Note Offer, see “The Note Offer.”

How Long Will I Have to Tender My Preferred Stock?

You may tender your shares of Preferred Stock until the Note Offer expires. The Note Offer will expire on                     , 2004 at 5:00 p.m., New York City time, unless we extend it. We may choose to extend the Note Offer for any reason. See “The Note Offer–Expiration Time, Extensions, Termination and Amendments.”

Is There a Minimum or Maximum Number of Shares of Preferred Stock You Will Accept in the Note Offer?

We will accept up to an aggregate of 345,579 shares of Series A Preferred Stock, up to an aggregate of 481,819 shares of Series B Preferred Stock, and up to an aggregate of 479,512 shares of Series C Preferred Stock. This represents approximately 70% of the shares of each series of our Preferred Stock outstanding as of December 31, 2003.

The Note Offer is conditioned upon a minimum tender of shares of Preferred Stock that will result in the issuance of at least $10,000,000 in aggregate principal amount of Senior Notes. This represents approximately 17.5% of the shares of each series of our Preferred Stock outstanding as of December 31, 2003. If the principal amount of Senior Notes to be issued to tendering stockholders is not at least $10,000,000, we do not intend to complete either the Note Offer or the Series D conversion.

See “The Note Offer — Conditions to the Note Offer.”

How Will Dynex Capital Determine Which Shares to Accept If the Note Offer Is Oversubscribed?

If more shares of any series of the Preferred Stock are tendered than we are offering to acquire, we will accept shares of that series that are validly tendered on a pro-rata basis, based on the number of shares of that series that are tendered. See “The Note Offer — Proration if Shares of Series of Preferred Stock Tendered Exceed Maximum; Limitations on Senior Notes Consideration.”

Will Dynex Capital’s Officers and Directors Be Participating in the Note Offer?

Yes. Certain members of the board of directors have informed us that they will participate in the Note Offer. The sole executive officer of Dynex Capital does not own any Preferred Stock. See “The Note Offer – Executive Officer and Director Participation.”

How Do I Tender My Preferred Stock?

If you wish to tender your shares of Preferred Stock in the Note Offer:

•	If your shares of Preferred Stock are held in your name as stockholder of record, you must have or establish an account with, and tender those shares through, a broker, dealer, bank or other financial institution that either clears through or maintains a custodial relationship with a direct or indirect participant in the book entry and transfer system of the DTC, because the Senior Notes issued pursuant to this Note Offer will be issued in book-entry form only.

•	If your shares of Preferred Stock are held in street name – that is, through a broker, dealer or other nominee – you must contact that institution to tender your shares of Preferred Stock. The exchange agent must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed letter of transmittal for such shares;

Because the Senior Notes issued pursuant to this Note Offer will be issued in book-entry form only, you must have or establish an account with, and tender those shares through, a broker, dealer, bank or other financial institution that either clears through or maintains a custodial relationship with a direct or indirect participant in the book entry and transfer system of the DTC.

Contact the information agent for assistance. See “The Note Offer—How to Tender.”

Will I Be Able to Withdraw Shares of Preferred Stock That I Tender into the Note Offer?

Yes. You may withdraw tenders of shares of Preferred Stock pursuant to the Note Offer at any time prior to 5:00 p.m. on                     , 2004, the expiration time of the Note Offer, or such later expiration time as we specify if we extend the Note Offer. Unless we have previously accepted the shares you have tendered, you may also withdraw your shares after                     , 2004. Except for these rights of withdrawal, all tenders are irrevocable. See “The Note Offer—Withdrawal Rights.”

How Will I Be Notified if Dynex Capital Extends the Note Offer?

We will issue a press release by 9:00 a.m., New York City time, no later than the business day after the previous scheduled expiration time if we decide to extend the Note Offer. See “The Note Offer—Expiration Time, Extensions, Termination and Amendments.”

When Will I Receive Senior Notes in Exchange for My Preferred Stock Tendered?

Subject to the satisfaction or waiver of all conditions to the Note Offer, and assuming we have not previously elected to terminate or amend the Note Offer, we expect the Note Offer to be completed on the day of the special meeting of the Preferred Stockholders, or shortly after that date. We will accept shares that are properly tendered and not withdrawn prior to the expiration of the Note Offer at 5:00 p.m., New York City time, on                     , 2004, or such later expiration time as we specify if we extend the Note Offer. As soon as practicable following the expiration time of the Note Offer, Senior Notes and cash consideration for the excess amount of accepted Preferred Stock not divisible in the aggregate by $1,000 will be delivered for your shares of Preferred Stock, in the manner described in this offering circular (subject to any required prorating), up to the maximum aggregate amount we are offering to acquire. Payment of cash and issuance of the Senior Notes is expected to occur no later than                     , 2004 (the “Closing Date”). See “The Note Offer—Acceptance of Shares of Preferred Stock for Exchange; Delivery of Senior Notes to be Exchanged.”

Will the Senior Notes Be Listed for Trading on a Securities Exchange?

We intend to apply for listing of the Senior Notes for trading on the New York Stock Exchange. However, there is no assurance that the Senior Notes will be listed on the New York Stock Exchange or that a liquid trading market will develop for the Senior Notes. If a trading market does develop, there can be no assurance as to any price at which the Senior Notes will trade. The Senior Notes will be issued only in book-entry form. Generally, the Senior Notes that you receive in the Note Offer will be freely tradable, unless you are considered an affiliate of ours, as that term is defined in the Securities Act of 1933, as amended (the “Securities Act”). See “Risk Factors — Risks Particular to the Note Offer — By Tendering

Your Preferred Stock for the Senior Notes, You Will Lose Rights Associated with Your Preferred Stock” and “The Note Offer—General—The Note Offer.”

Will the Senior Notes Be Registered With the Securities and Exchange Commission?

No. In making the Note Offer, we are relying on an exemption from the registration requirements of the Securities Act. Under that exemption, if the shares of Preferred Stock you tender are freely tradable, the Senior Notes you will receive in the Note Offer will be freely tradable. If the shares of Preferred Stock you tender in the Note Offer are restricted, the Senior Notes you receive will be restricted to the same degree. See “The Note Offer—Exemption from Registration Requirements.”

How Will Dynex Capital Finance the Note Offer and the Recapitalization?

We expect to fund the payment of fees and expenses related to the Note Offer from available cash. The exchange for Preferred Stock tendered for Senior Notes will be funded by the issuance of the Senior Notes. In addition, to the extent we pay any cash in connection with tenders for Senior Notes (because the Senior Notes will be issued only in denominations of $1,000 or integral multiples of $1,000), we expect to fund those cash payments from available cash. See “The Note Offer – Source and Amount of Funds.”

How Will Dynex Capital Pay the Interest and Repay the Principal on the Senior Notes?

We expect to pay the interest and repay the principal on the Senior Notes from cash flow generated by our investment portfolio. For the quarter ended September 30, 2003, our investment portfolio produced cash flow of approximately $14.0 million (unaudited), and for the quarter ended December 31, 2003, our investment portfolio generated cash flow of approximately $13.2 million (unaudited). See “Business.”

Will the Note Offer Affect Trading of the Preferred Stock on the Nasdaq National Market?

If we complete the Note Offer and the Series D conversion, there will be no shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock outstanding. This will necessarily result in the delisting of our Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock from the Nasdaq National Market.

We intend to apply for listing of the new Series D Preferred Stock for quotation on the Nasdaq National Market or for listing on the New York Stock Exchange. However, there is no assurance that the Series D Preferred Stock will be listed for quoting on the Nasdaq National Market or listed on the New York Stock Exchange or that a liquid trading market will develop for the Series D Preferred Stock. If a trading market does develop, there can be no assurance as to any price at which the Series D Preferred Stock will trade.

See “Purposes and Effects of the Note Offer” and “Risk Factors – Risks Particular to the Note Offer — The Market May View the Note Offer Unfavorably, Which May Adversely Affect the Market Price of the Preferred Stock and the Senior Notes.”

Will I Have to Pay Brokerage Commissions if I Tender My Shares?

If you are a registered stockholder and you tender your shares directly to the exchange agent, you will not incur any brokerage commissions. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether any transaction costs will apply. See “The Note Offer – General – The Note Offer.”

Will I Have to Pay a Stock Transfer Tax if I Tender My Shares?

If you instruct the exchange agent in the related letter of transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See “The Note Offer – Payment of Expenses” and “—Acceptance of Shares of Preferred Stock for Exchange; Delivery of Senior Notes to Be Exchanged.”

Who Will Serve as the Exchange Agent in Connection With the Note Offer?

Wachovia Bank, N.A., will serve as the exchange agent for the Note Offer. See “The Note Offer—Exchange Agent” and the information set forth on the back cover of this offering circular.

Who Will Serve as the Information Agent in Connection With the Note Offer?

MacKenzie Partners, Inc. will serve as information agent in connection with the Note Offer. The information agent’s telephone number is (212) 929-5500 or (800) 322-2885 (toll free). See “The Note Offer—Information Agent” and the information set forth on the back cover of this offering circular. The information agent can help answer your questions.

What if I Decide Not to Tender Shares of My Preferred Stock?

If we complete the recapitalization, you will receive shares of new Series D Preferred Stock and Common Stock for any shares of Preferred Stock that you do not tender in the Note Offer. We anticipate that the new Series D Preferred Stock will be quoted on the Nasdaq National Market or listed on the New York Stock Exchange. However, we cannot assure you that a liquid market to trade our Series D Preferred Stock will exist, nor can we assure you that your shares of Series D Preferred Stock will not decline in price. If the Series D conversion does not occur, the holders of Preferred Stock will continue to hold those shares and will continue to be entitled to the dividends and other rights now provided for with respect to each existing series of Preferred Stock.

Should I Vote “FOR” the Series D Conversion Even if I Plan to Tender All of My Shares of Preferred Stock?

Yes. We do not expect to complete the Note Offer until shortly after the special meeting at which the Series D conversion is approved by the holders of Dynex Capital’s existing Preferred Stock. For this reason, even if you plan to tender your shares of Preferred Stock, you will continue to hold shares of Preferred Stock and be entitled to vote at the special meeting. Because the holders of two-thirds of the outstanding shares of each series of Preferred Stock must approve the Series D conversion in order for the Series D conversion to proceed, and because we do not plan to consummate the Note Offer unless the Series D conversion takes place, you will have an interest in the outcome of the vote even if your intention is to tender all of your shares of Preferred Stock. See “The Note Offer – Conditions to the Note Offer.”

WHO CAN HELP ANSWER YOUR QUESTIONS?

If you have any questions concerning the Note Offer or if you would like additional copies of the offering circular, please call Dynex Capital at (804) 217-5800. The summary information provided above in “question and answer” format is for your convenience only and is merely a summary of material information contained in this offering circular. You should carefully read this offering circular and the accompanying proxy statement (including the appendices) in their entirety.

SPECIAL FACTORS

Background of the Recapitalization

Dynex Capital, Inc. was incorporated in Virginia in 1987. Dynex Capital is a financial services company that invests in loans and securities principally consisting of or secured by single family mortgage loans, commercial mortgage loans, manufactured housing installment loans and delinquent property tax receivables. The loans and securities in which Dynex Capital invests have generally been pooled and pledged (i.e., securitized) as collateral for non-recourse bonds (“collateralized bonds”), which provides long term financing for those loans while limiting credit, interest rate and liquidity risk. We have elected to be treated as a REIT for federal income tax purposes, and as a REIT, we must distribute substantially all of our taxable income to stockholders.

Dynex Capital’s principal source of earnings historically has been net interest income from its investment portfolio. Until 1999, Dynex Capital had generally created investments for its portfolio through the issuance of non-recourse collateralized bonds secured by a pledge of loans and securities as collateral for the collateralized bonds. Dynex Capital engaged in a number of loan origination businesses, including single family mortgage lending, commercial mortgage lending, and manufactured housing lending. However, in 1999, as a result of disruptions in the fixed income markets, we implemented a fundamental shift in our business plan to conserve capital and repay recourse debt outstanding, and those businesses have since been sold or discontinued. Dynex Capital’s investment portfolio has been declining as a result of sales and pay-downs, with little additional investment having been made by Dynex Capital over the last four years. Since 2000, Dynex Capital’s business operations have essentially been limited to the management of its investment portfolio and the active collection of our portfolio of delinquent property tax receivables.

In the last several years, Dynex Capital has conducted several tender offers designed to create additional liquidity for the holders of Preferred Stock and to reduce the outstanding dividend arrearages on the Preferred Stock, which amounted to $17.3 million at September 30, 2003. In 2001, Dynex Capital completed two separate tender offers for the Preferred Stock, resulting in the purchase of more than 1.3 million shares of the Preferred Stock for an aggregate purchase price of $20.0 million, but which shares had an aggregate issue price of $34.4 million, and including dividends-in-arrears, a liquidation preference of $40.9 million. Dynex Capital completed a third tender offer for its Preferred Stock in February 2003. In that offer, Dynex Capital purchased for cash 188,940 shares of its Series A Preferred Stock, 272,977 shares of its Series B Preferred Stock, and 268,792 shares of its Series C Preferred Stock for a total cash payment of $19.3 million. In addition, Dynex Capital exchanged an additional 309,503 shares of Series A Preferred Stock, 417,541 shares of Series B Preferred Stock, and 429,847 shares of Series C Preferred Stock for a series of new 9.50% Senior Notes totaling $30.21 million and due February 28, 2005 (the “2005 Senior Notes”). Dynex Capital paid off its last recourse obligation in December 31, 2002, and was able to complete the cash portion of the 2003 tender offer utilizing cash flow generated from its investment portfolio. Since the completion of the 2003 tender offer, Dynex Capital has been able to use additional cash flow to prepay $10.0 million of the 2005 Senior Notes ahead of their contractual due date. In part because restrictions imposed by the 2005 Senior Notes prohibit certain aspects of the recapitalization, we intend to complete the prepayment of the 2005 Senior Notes prior to the completion of the recapitalization.

Since 1999, we have explored a variety of alternatives for improving value for our preferred and common stockholders. We have considered a sale of the company, but have not received significant indications of interest in purchasing Dynex Capital or its assets for consideration that would provide proceeds sufficient to satisfy our obligations with respect to the Preferred Stock (including obligations for dividend arrearages) and still allow any significant return to the common stockholders. We have received no firm offers since late 2000, and although Dynex Capital negotiated a sale in late 2000, that transaction would have required a substantial discount to be accepted by the holders of Preferred Stock, and provided for holders of Common Stock to receive only $2.00 per share. That transaction was terminated in 2001 before being submitted for stockholder vote.

We have also at various times evaluated the benefits of a liquidation of the company. The most significant impediments to Dynex Capital’s ability to pursue a transaction that would involve the sale or liquidation of Dynex Capital are the complicated capital structure of Dynex Capital and the fact that significant assets held by Dynex Capital are perceived as relatively less attractive, including manufactured home loans and delinquent property tax receivables. In exploring the possibility of liquidation, Dynex Capital has also determined that both because of the character of its assets and of the likely perception of reduced negotiating leverage that would accompany an announced liquidation plan, Dynex Capital would not be able to realize the full value of its assets upon liquidation. In addition, because Dynex Capital sold substantial assets over the last several years in order to free up capital and repay its secured indebtedness in full, the present assets of Dynex Capital consist disproportionately of less saleable assets that we believe have more value on the balance sheet of Dynex Capital than in a sale or liquidation scenario.

A primary consideration of Dynex Capital when considering any strategic alternative involves the availability to Dynex Capital of approximately $130 million of tax net operating loss carryforwards and $61 million in capital loss carryforwards that could be used in the future to offset REIT distribution requirements and therefore allow Dynex Capital to retain capital for investment in a strategic plan. In addition, Dynex Capital could elect to forego REIT status and use its tax net operating loss carryforwards as a shelter for taxable income for Dynex Capital itself or for any taxable REIT subsidiary Dynex Capital might establish. This option will allow Dynex Capital to explore business strategies that include activities not traditionally associated with REITs. Dynex Capital views the carryforwards as significant potential assets, and in evaluating alternatives, has taken into consideration the fact that Dynex Capital would be unlikely to realize significant value for these assets in most sale or liquidation transactions.

We also considered the option of using cash flow to eliminate the existing dividend arrearages. Once the 2005 Senior Notes are prepaid, we will be free of restrictions on the payment of preferred stock dividends, and will no longer be obligated to use liquidity to pay interest on that indebtedness. We continue to generate substantial cash flow, and could choose to use that liquidity to catch up on previously accrued preferred stock dividends and pay future dividends on that stock. However, this option would hamper our ability to deploy capital to potential strategic alternatives and would not solve our long-term need to simplify our capital structure.

Our primary focus at the present time is to maximize cash flows from our investment portfolio and opportunistically call (redeem) securities pursuant to “clean-up” calls if the underlying collateral has value for Dynex Capital. Longer term, the board of directors is continuing to evaluate alternatives for the use of Dynex Capital’s cash flow in an effort to improve overall stockholder value. This evaluation has included and will continue to include a number of alternatives, including the acquisition of a new business. In 2002, for example, we actively explored the possibility of acquiring a financial institution. During the course of this evaluation, the board of directors determined that we would be unable to complete such a transaction in part because of the substantial dividend arrearages outstanding on the Preferred Stock. As a result, in September 2002, the board of directors formed a committee comprised of Messrs. Akin, Igdaloff, Potts and Von der Porten to explore various alternatives with respect to the Preferred Stock.

Since 2002, this committee has met regularly with management and discussed numerous strategic alternatives with respect to Dynex Capital and the Preferred Stock. The committee’s efforts resulted in the completed tender offer in February 2003, which eliminated a substantial portion of the Preferred Stock dividend arrearages. The committee has continued to meet regularly to discuss the Preferred Stock. The committee, the board and management have also consulted regularly with legal counsel and Dynex Capital’s auditors. The committee approved the proposal for the Note Offer and the Series D conversion at a telephone meeting held on November 25, 2003, and recommended approval of this recapitalization plan to the full board of directors. The board of directors met by telephone to discuss and give tentative approval to the recapitalization on December 15, 2003, and met again to give final approval to the plan on January 6, 2004.

Reasons for the Note Offer

Dynex Capital’s primary reasons for carrying out the recapitalization, including the Note Offer, are to provide the holders of the Preferred Stock with increased liquidity for their shares, to simplify Dynex Capital’s capital structure in order to enhance our ability to pursue strategic alternatives, and to enhance overall stockholder value by completing the recapitalization of the Preferred Stock at discounts to the current liquidation preferences of the Preferred Stock. The board of directors has unanimously determined that the terms of the recapitalization, including the Series D conversion, are substantively and procedurally fair to, and in the best interests of, all of Dynex Capital’s stockholders, including the holders of Common Stock, the holders of each series of Preferred Stock and the holders of all classes or series of stock who are unaffiliated with Dynex Capital. The recapitalization was unanimously approved by the board of directors, and the board recommends that the holders of Preferred Stock vote for the proposed articles of amendment to Dynex Capital’s articles of incorporation that are necessary to effect the Series D conversion.

In addition, because of New York Stock Exchange requirements, Dynex Capital is also required to seek the approval of the holders of its Common Stock for the aspects of the Series D conversion that involve the issuance of additional shares of Common Stock. The board has also recommended that the holders of its Common Stock approve those aspects of the Series D conversion. Dynex Capital will provide a separate proxy statement and related disclosure to the holders of Common Stock, who are expected to vote on the issuance of shares of Common Stock in connection with the Series D conversion at a separate meeting of Common Stockholders to be held contemporaneously with the special meeting of Preferred Stockholders.

We have been advised by each of Dynex Capital’s directors and its sole executive officer that each intends to vote all of the shares of Preferred Stock and Common Stock beneficially owned by him in favor of the Series D conversion. However, as of             , 2004, the directors and the sole executive officer of Dynex Capital beneficially owned only the following outstanding shares:

Name	Common Stock	% of outstanding	Series A Preferred	% of outstanding	Series B Preferred	% of outstanding	Series C Preferred	% of outstanding
Stephen J. Benedetti	18,114	*	—	—	—	—	—	—
J. Sidney Davenport	25,356	*	—	—	—	—	—	—
Thomas H. Potts	326,495	3.0%	—	—	—	—	—	—
Donald B. Vaden	9,483	*	—	—	—	—	—	—
Eric P. Von der Porten	140,200	1.29%	—	—	1,598	*	3,225	*
Leon A. Felman	12,570	*	—	—	—	—	20,847	3.04%
Barry Igdaloff	22,280	*	49,546	10.04%	52,820	7.68%	67,300	9.83%
Thomas B. Akin	994,000	9.14%	78,571	15.92%	132,798	19.30%	52,608	7.68%
Total:	1,548,498	14.24%	128,117	25.96%	187,216	27.20%	143,980	21.02%

*	Less than 1% of shares outstanding.

See “Security Ownership of Certain Beneficial Owners and Management” for more detailed information concerning the beneficial ownership of each director and the sole executive officer of Dynex Capital.

In making its unanimous determination that the terms of the recapitalization, including the Series D conversion, are fair to, and in the best interests of, the unaffiliated holders of each series of the Preferred Stock and the Common Stock, and its decision to approve the amendment to the articles of incorporation that will effect the Series D conversion and to recommend that the holders of Preferred Stock and Common Stock approve the amendment and the other terms of the Series D conversion, the board considered:

•	The determination by a committee of the board of directors that the terms of the recapitalization, including the Series D conversion, are substantively and procedurally fair to, and in the best interests of, the unaffiliated holders of each series of the Preferred Stock and the Common Stock, and the recommendation by the committee that the board approve the amendment and that the board recommend to Dynex Capital’s stockholders that they approve and adopt the amendment and other terms of the Series D conversion; and

•	The factors considered by a committee of the board of directors in its deliberations, as described below.

In connection with this consideration of the determination by the committee, and as part of its determination with respect to the fairness of the consideration that will be received by the holders of the Preferred Stock in the Series D conversion, the board expressly adopted the conclusions and underlying reasoning of the committee, based upon the view of the board that the conclusions and factors considered by the committee were reasonable.

The committee considered the following factors, which constitute the material factors considered by the committee in making its own determination that the terms of the recapitalization, including the Series D conversion, were both substantively and procedurally fair to, and in the best interests of, the unaffiliated holders of each series of the Preferred Stock and the Common Stock, and its decision to recommend that the board of directors approve the amendment and recommend to Dynex Capital’s stockholders that they approve and adopt the amendment and the other terms of the Series D conversion:

•	The Note Offer, which is an integral part of the overall recapitalization plan, will give holders of the Preferred Stock the option of exchanging their shares for a new series of Senior Notes that will be issued at a premium to the bid price of the Preferred Stock prior to the announcement of the Note Offer.

•	The elimination of the dividend arrearages in the three separate series of Preferred Stock, the replacement of three series of Preferred Stock with a single series, and the reduction in the overall amount of Preferred Stock outstanding will simplify our capital structure and should create improved opportunities for us to engage in strategic transactions, access the capital markets, and/or reinvest in business activities.

•	The Note Offer will benefit Dynex Capital by freeing it of significant dividend arrearages and future dividend obligations by exchanging Preferred Stock for Senior Notes issued at a premium to the original issue price and bid price of the Preferred Stock prior to the announcement of the Note Offer, but at a discount to its present liquidation value.

•	The improved conversion features of the Series D Preferred Stock will create greater opportunities for the holders of Preferred Stock to participate in any future success in Dynex Capital’s business strategies by lowering the conversion price into shares of Common Stock from $48 or higher to $10 per share of Common Stock.

•	The conversion of the three series of Preferred Stock into Series D Preferred Stock, the elimination of the dividend arrearages, and the payment of dividends on Series D Preferred Stock will likely enhance the market liquidity of the Series D Preferred Stock relative to the existing liquidity of the three separate series of Preferred Stock.

•	The value of the consideration received by the Preferred Stockholders in either the Note Offer or the Series D conversion represents fair value in relation to the market price of the Preferred Stock immediately prior to the announcement of the recapitalization, and exceeds and is a premium to the historical prices of the Preferred Stock. The consideration also exceeds the consideration paid in Dynex’ previous Preferred Stock tender offers in 2001 and 2003.

•	Although the committee did not obtain an appraisal or explicitly compare the consideration being made available in the Note Offer and the Series D conversion to the liquidation or going concern value of Dynex Capital, the committee concluded that these comparisons would not be appropriate. The committee considered the fact that Dynex Capital has not received any firm offers for the company or its assets since late 2000, the fact that the agreement entered into in late 2000 was at a price substantially below the value of the recapitalization to both the Preferred Stockholders and Common Stockholders, and the fact that Dynex Capital is unlikely to be able to liquidate many of its significant assets at a price that would yield any significant proceeds to Common Stockholders, or proceeds to Preferred Stockholders in excess of the value of the transactions included within the recapitalization.

•	The effect of the Series D conversion will be to reduce costs to Dynex Capital, including legal, accounting and listing costs related to the maintenance of three separate series of Preferred Stock.

•	As long as there are shares of Series D Preferred Stock outstanding, the holders of Series D Preferred Stock will have permanent representation on the board of directors of Dynex Capital.

•	If Dynex Capital fails to meet certain net equity covenants or to pay dividends on a current basis, the Series D Preferred Stock will automatically convert into a new unsecured debt instrument that will be subordinate only to Dynex Capital’s secured indebtedness and the Senior Notes being issued in conjunction with the Note Offer.

•	The holders of Common Stock will benefit from a capital structure that commits fewer long-term resources to the payment of Preferred Stock dividends and that reduces the liquidation preference held by the holders of Preferred Stock primarily through the issuance of additional Common Stock.

There can be no assurance that any of the objectives described above will be achieved, that Dynex Capital will pay dividends on shares of the Series D Preferred Stock in the future or that the Series D Preferred

Stock will be made available for trading on the Nasdaq National Market or the New York Stock Exchange, or otherwise provide greater liquidity than the existing shares of Preferred Stock.

In recommending the terms of the Note Offer and the Series D conversion, the committee endeavored to strike a balance between the interests of the holders of the three series of Preferred Stock and the interests of the holders of the Common Stock. The per share principal amount of Senior Notes being offered in the Note Offer represents a premium above the bid price of the shares of each class of Preferred Stock as of January 7, 2004, the last trading day prior to our public announcement of our intention to commence the Note Offer. The per share consideration that will be received by holders of Preferred Stock in the Series D conversion likewise represents a premium over the price of each class of Preferred Stock as of January 7, 2004. The amount of consideration being provided in the Note Offer and the Series D conversion was not based on an appraisal of Dynex Capital, but was established by the board of directors in order to make the consideration attractive to holders of Preferred Stock while at the same time providing a discount to the current liquidation value of the Preferred Stock that would benefit the holders of Common Stock, whose vote is also required to approve aspects of the recapitalization. The difference in consideration being received by holders of Preferred Stock who tender their shares in the Note Offer and holders of Preferred Stock who participate in the Series D conversion reflects the board’s assessment that the reduced investment risk to recipients of Senior Notes justifies a greater amount of consideration for participants in the Series D conversion. Moreover, in establishing the Common Stock consideration to be provided in the Series D conversion, the board considered the prospect for holders of Preferred Stock to recoup the discount from the current liquidation value of their shares that will result from either the Note Offer or the Series D conversion, through possible future increases in the value of the Common Stock being received, and through future conversions of their Series D Preferred Stock into Common Stock.

Negative Factors Considered by the Board of Directors and the Committee

The board of directors and the committee each also considered potentially negative factors for both Dynex Capital and the holders of the Preferred Stock that could or will arise from the recapitalization, including the following:

•	As a result of the Note Offer, perpetual Preferred Stock will be exchanged for Senior Notes, which will have a fixed maturity date of three years from the date of their issuance, resulting in an increase in liquidity risk for us.

•	Dynex Capital will likely incur significant transaction costs, and the recapitalization will require substantial management time and effort to complete.

•	Dynex Capital faces a risk that the anticipated benefits to Dynex Capital of the recapitalization might not be realized to the extent anticipated.

•	The holders of Preferred Stock will receive a premium to the original issue and to the bid prices of their shares prior to the announcement of the Note Offer, but at a discount to the liquidation value of their shares because they will forfeit the accrued dividend arrearages on their shares.

•	The holders of Preferred Stock that elect to tender their shares in the Note Offer will be unable to participate in any benefits arising from any future successes of Dynex Capital if Dynex Capital successfully executes on its business strategy. In particular, holders of Preferred Stock that tender their shares in the Note Offer will be unable to benefit from any future use of Dynex Capital’s substantial tax net operating loss carryforwards.

•	The holders of each of the three series of Preferred Stock are presently entitled to vote as a separate class on all changes affecting the terms of their shares, but after the Series D conversion, will vote as a single class with the other holders of the Series D Preferred, and so individual holders of Preferred Stock may have less ability to influence the outcome of a future change in the terms of their shares of Preferred Stock.

•	The stated dividend rate on the Series D Preferred Stock is lower than the present stated dividend rate on each of the three existing series of Preferred Stock.

•	The board of directors and the committee did not engage an independent financial advisor to appraise or otherwise calculate the value of Dynex Capital or its assets, or retain an independent advisor to represent the interests of the unaffiliated stockholders.

•	The exchange of Preferred Stock for Senior Notes and the conversion of the existing shares of Preferred Stock into shares of Series D Preferred Stock will create new instruments which will require us to make payments of interest and dividends, or risk defaulting on these instruments. If we fail to make two successive dividend payments on the Series D Preferred Stock, the Preferred Stock will automatically convert into new Senior Notes.

•	Different holders of the Preferred Stock will have different tax consequences arising from the recapitalization, and for some holders of Preferred Stock with an extremely low basis in their shares, the recapitalization may trigger short-term tax obligations that will not be shared by the holders of the Preferred Stock as a whole.

Recommendation of the Board of Directors; Fairness of the Recapitalization

The foregoing discussion of the information and factors considered by the board of directors and the committee is not intended to be exhaustive but is believed to include all material factors considered by them. In reaching its determination, the committee concluded that the potential benefits outweighed the potential risks, but did not, in view of the wide variety of information and factors considered, assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Likewise, the members of the full board of directors, in considering the recommendation of the committee, separately weighed each of the material factors described above and concluded that the potential benefits of the recapitalization, including the Series D conversion, outweighed the potential risks. Although several directors have interests in the recapitalization, as described below, see “—Interests of Dynex Capital’s Directors and Affiliated Parties in the Recapitalization,” the board did not consider the potential benefits to be received by these individuals as a factor in reaching its decision and did not obtain a third party appraisal or engage a separate representative to represent the unaffiliated stockholders.

The board and the committee chose not to obtain a fairness opinion from a separate financial advisor, and did not consult a financial advisor in structuring the Note Offer or the Series D conversion. The board and the committee independently determined that they believed that the Series D conversion, in conjunction with the Note Offer, is substantively and procedurally fair to the existing holders of each series of the Preferred Stock, including the unaffiliated holders of each series. In reaching this determination, the committee and the board, in following and separately considering and adopting the committee’s recommendations and reasoning, took into account the factors described below:

Substantive Fairness Factors

The committee and the board evaluated the following factors that address the substantive fairness of the Note Offer and the Series D conversion:

•	The Note Offer provides liquidity to the holders of the holders of Preferred Stock by giving them the election to tender all or a substantial portion of their shares for a debt instrument with fixed payment terms and a favorable coupon.

•	The new Series D Preferred Stock contains improved voting rights in the form of guaranteed representation on the board of directors, stronger covenants than the existing Preferred Stock that will enable the conversion of Series D Preferred Stock into a new series of notes upon certain defaults, and a conversion threshold that is much closer to the market price prior to the announcement of the Note Offer for Common Stock than the conversion provisions of the existing series of Preferred Stock, which contain conversion prices that range from 7.68 times to 9.60 times the highest market price achieved by the Common Stock from January 1, 2003 through January 7, 2004.

•	The consideration being offered in the Note Offer and the Series D conversion is fair in relation to the market price for each series of Preferred Stock prior to the announcement of the transactions, in relation to the historical market prices of each series of Preferred Stock and by comparison to the consideration paid by Dynex Capital in the tender offer completed by Dynex in February 2003. The consideration being offered in the Note Offer represents a premium to the closing bid price for each series of Preferred Stock as of January 7, 2004, which was the last trading day prior to the announcement of the recapitalization transactions. The closing per share bid price of the Series A Preferred Stock on January 7, 2004 was $26.50, and the market price of the Series A Preferred Stock from January 1, 2001 to December 31, 2003 ranged from a low of $6.63 per share to a high of $28.25 per share. The closing per share bid price of the Series B Preferred Stock on January 7, 2004 was $26.90, and the market price of the Series B Preferred Stock from January 1, 2001 to December 31, 2003 ranged from a low of $7.00 per share to a high of $27.89 per share. The closing per share bid price of the Series C Preferred Stock on January 7, 2004 was $34.30, and the market price of the Series C Preferred Stock from January 1, 2001 to December 31, 2003 ranged from a low of $7.81 per share to high of $34.30 per share. In the February 2003 tender offer, holders of Series A Preferred Stock who tendered their shares received either $24 in cash per share or $25.20 in 2005 Senior Notes holders of Series B Preferred Stock who tendered their shares received either $24.50 in cash per share or $25.725 in 2005 Senior Notes, and holders of Series C Preferred Stock who tendered their shares received either $30 in cash per share or $31.50 in 2005 Senior Notes.

•	All holders of each series of Preferred Stock, and the series of Preferred Stock collectively, will be treated equally in the Series D conversion and will receive an equal premium to the original issue price of their shares in the form of new Series D Preferred Stock and Common Stock, with the only difference among the series representing proportional differences that depend on the original issue price of the three separate series of the Preferred Stock.

•	Because of the difficulty of valuing the assets of Dynex Capital, the committee and the board determined that it was not appropriate to base its determination of the substantive terms of the recapitalization on the book value or going-concern value of Dynex Capital. Moreover, the committee and the board believe that such a basis for the valuation of the transactions is inappropriate because of the nature of Preferred Stock held by the holders of each series. Each series of Preferred Stock contains a defined liquidation and redemption value, which makes the overall valuation of Dynex Capital less relevant to the valuation of the Preferred Stock. In addition, because the conversion features of the existing Preferred Stock are based on a conversion price that would require a substantial and unanticipated increase in the market value of the Common Stock in order to be economically attractive, the conversion features were likewise irrelevant to the determination of the fairness of the substantive terms of the recapitalization.

•	Because of the difficulty of valuing the assets on Dynex Capital’s balance sheet, the board and the committee determined that it is unlikely that Dynex Capital could obtain value for its assets in a liquidation transaction or a series of transactions that would equal or exceed the value that the board and the committee believe could be achieved if Dynex Capital is able to continue its business going forward. Moreover, because the liquidation value of the shares of Preferred Stock is established by the terms of those shares, the board and the committee determined that the overall liquidation value of Dynex Capital would have very little bearing on the establishment of the substantive terms of the recapitalization, or the determination of their fairness.

•	The belief of the board of directors and the committee that by combining the Preferred Stock into a single series, and providing for the listing of the Series D Preferred Stock on a public market, the liquidity of the Preferred Stock will be improved.

•	The holders of Common Stock will have an improved opportunity to benefit from any future successes of Dynex Capital because the outstanding dividend arrearages will be eliminated, fewer future resources will be committed to dividend payments and the liquidation preference of preferred stockholders will be reduced.

•	The holders of the Series D Preferred Stock will have an improved opportunity to benefit from any future successes of Dynex Capital as a result of the reduced conversion price and conversion ratio, and as a result of receiving shares of Common Stock in connection with the Series D conversion.

•	The fact that Dynex Capital has been unable to attract a purchaser for the entire company or a substantial portion of its assets at a favorable price, and so the consideration being offered by Dynex Capital in the Note Offer and the Series D conversion is believed to exceed the consideration available to Dynex Capital from a merger, consolidation, sale or other similar transaction.

Procedural Fairness Factors

The board and the committee also took into account the following procedural aspects of the proposed transactions, which touch on the procedural fairness of the Note Offer and the Series D conversion:

•	The fact that the Series D conversion is structured so that it cannot be approved by the holders of the Preferred Stock unless a majority of the holders of the Preferred Stock who are unaffiliated with members of the board of directors vote in favor of the Series D conversion.

•	The fact that the Series D conversion will not take place unless the issuance of additional shares of Common Stock and possible future issuance of Common Stock in conjunction with any future conversion of Series D Preferred Stock are approved by the holders of a majority of the shares of the Common Stock present at a meeting of the common stockholders of Dynex Capital, and the fact that because the members of the board of directors and the sole executive officer of Dynex Capital hold in aggregate less than 15% of the outstanding shares of the Common Stock, this approval requirement will require substantial support by the unaffiliated holders of Common Stock.

•	The fact that the Series D conversion was approved by a board of directors that does not include any employees of Dynex Capital.

•	The absence of an unaffiliated representative retained to act solely on behalf of the unaffiliated holders of Preferred Stock and Common Stock. In considering the impact of the committee’s and board’s decision not to retain an unaffiliated representative, the committee and the board concluded that the inclusion of such a representative would not have a material effect on the fairness of the proposed transactions. First, the board of directors and the committee each approved the proposed transactions unanimously, notwithstanding the fact that the board and the committee each contain members representing the disparate interests of the holders of Preferred Stock and the holders of Common Stock. On the board of directors, for example, three directors hold exclusively and one director holds predominantly Common Stock, while the other three directors are significant holders of Preferred Stock. Accordingly, the representation of both of these constituencies in the decisionmaking process ensure that the interests of the holders of all classes of securities would be represented. Second, because approval of the holders of each of the classes of Preferred Stock and the holders of the Common Stock will be required in order to proceed with the Series D conversion, the consideration established for both the Note Offer and the Series D conversion took into account the need to give holders of Preferred Stock a premium over the market value of their securities prior to the announcement of the transactions while at the same time providing a benefit to holders of Common Stock by establishing terms that include a discount to the current liquidation value of each of the classes of the Preferred Stock. Third, as structured, the recapitalization transactions ensure that both the affiliated and the unaffiliated holders of Preferred Stock of any series will receive identical consideration. Finally, unlike many “going private” transactions in which insiders are allowed to continue their ownership in the enterprise while others are not given that option, all holders of Preferred Stock, whether or not affiliated, are entitled to decline to participate in the Note Offer and instead elect to continue their ownership in Dynex Capital, and their participation in any future benefits of stock ownership, following the Series D conversion.

Interests of Dynex Capital’s Directors and Affiliated Parties in the Recapitalization

As noted above, the members of the board of directors of Dynex Capital in the aggregate own the following numbers and percentages of outstanding shares of the Common Stock and each series of Preferred Stock as of                         , 2004:

	Number of Shares	Percentage of Outstanding Shares

Common Stock	1,530,384	14.07%

Series A Preferred Stock	128,117	25.96%

Series B Preferred Stock	187,216	27.20%

Series C Preferred Stock	143,980	21.02%

Four of the seven members of our board of directors, Messrs. Akin, Felman, Igdaloff and Von der Porten, are record or beneficial owners of shares of Preferred Stock. See “Special Factors – Reasons for the Note Offer.” Because these directors own shares of Preferred Stock in the three separate series in different proportions than the holders of Preferred Stock as a whole, and because their tax basis for their shares may differ from the holders of the Preferred Stock as a whole, the members of the board of directors recognize the possibility that they may have economic interests not identical with the holders of the Preferred Stock as a whole. However, the members of the board of directors believe that their recommendation of the recapitalization was not influenced by the extent to which their interests might differ from the interests of the holders of Preferred Stock as a whole because those differences are likely to be relatively minor. The Series D conversion has been proposed in a manner that gives equivalent economic treatment to each outstanding share of Preferred Stock in each of the three outstanding series of

Preferred Stock, and for most purposes, the interests of the directors who hold Preferred Stock and the unaffiliated holders of Preferred Stock will be the same. The members of the board of directors are not receiving any preference with regard to the tender of their shares in the Note Offer, and to the extent they remain holders of Preferred Stock who participate in the Series D conversion, will receive the same per share consideration, calculated in exactly the same manner, as each other holder of Preferred Stock. Moreover, because the directors as a whole beneficially own less than one-third of any of the series of the Preferred Stock, and because approval of the Series D conversion requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of each series of Preferred Stock, it is mathematically impossible for the Series D conversion to be approved unless it is approved by a majority of the unaffiliated holders of Preferred Stock of each series.

None of the directors are employees of Dynex Capital. Stephen J. Benedetti, Dynex Capital’s sole executive officer, is the beneficial owner of no shares of Preferred Stock and 18,114 shares of Common Stock currently outstanding.

RISK FACTORS

Before deciding to tender your shares, you should consider carefully the risks described in this offering circular, as well as other information we include or incorporate by reference in this offering circular, and the additional information in the reports that we file with the SEC. The risks and uncertainties described below are not the only ones we face or the only ones that may exist with respect to the Note Offer. Additional risks and uncertainties that we do not presently know about, that we currently believe are immaterial or which are similar to those faced by other companies in our industry or business in general, may also adversely impact our business.

Risks Particular to Dynex Capital

Our Business Is Affected by General Economic Conditions

We are affected by general economic conditions. The risk of defaults and credit losses could increase during an economic slowdown or recession, which may be accompanied by declining real estate values. This could have an adverse effect on the performance of our securitized loan pools and on our overall financial performance. For example, any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of loans previously made, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default.

Our Income Is Dependent on our Ability to Manage Interest Rate Spreads, and Changes in Interest Rates May Affect Our Investment Portfolio

Our income and cash flow depends on our ability to earn greater interest on our investments than the interest cost to finance these investments. Interest rates in the markets we serve generally rise or fall with interest rates as a whole. A majority of the loans currently pledged as collateral for our collateralized bonds are fixed-rate. We currently finance these fixed-rate assets through non-recourse collateralized bonds, approximately $198 million of which as of September 30, 2003 is variable rate which resets monthly. Financing fixed rate assets with variable rate bonds exposes us to reductions in income and cash flow in a period of rising interest rates. Through the use of interest rate swaps and synthetic swaps, we have reduced this exposure by approximately $146 million at September 30, 2003 on an amortizing basis through approximately June 2005. In addition, a significant amount of the investments we hold is adjustable-rate collateral for collateralized bonds, which generally reset on a delayed basis and have periodic interest rate caps. These investments are financed through non-recourse long-term collateralized bonds which reset monthly and which have no periodic caps. In total at September 30, 2003, we had approximately $587 million of variable-rate collateralized bonds. Our net interest spread and cash flow could decrease materially during a period of rapidly rising short-term interest rates, despite the use of interest-rate swaps and synthetic swaps, as a result of the monthly reset in the rate on the adjustable-rate collateralized bonds issued by us.

Our Investment Portfolio Is Subject to Credit Risk

Credit risk is the risk of loss from the failure of a borrower (or the proceeds from the liquidation of the underlying collateral) to fully repay the principal balance and interest due on a loan. A borrower’s ability to repay, or the value of the underlying collateral, could be negatively influenced by economic and market conditions. We have credit risk principally by virtue of our investment in collateral for collateralized bonds. This credit risk is generally limited to our net investment in the collateralized bond structure (also known as over-collateralization) and subordinated securities that it may retain from the securitization. We provide reserves for expected losses and record impairment charges for other than temporary declines in value based on the current performance of the respective pool of loans; however, if losses are experienced more rapidly than we had provided for in our reserves, we may be required to provide for additional reserves for these losses.

An Increase in Defaults By Borrowers Could Adversely Impact Our Business

Defaults by borrowers on loans securitized by us may have an adverse impact on our financial performance, if actual credit losses differ materially from estimates made by us or exceed reserves for loss recorded in the financial statements. The allowance for losses is calculated on the basis of historical experience and management’s best estimates. Actual default rates or loss severity may differ from our estimate as a result of economic conditions. In particular, the default rate and loss severity on our portfolio of manufactured housing loans and securities has been higher than initially estimated. Actual defaults on ARM (adjustable rate mortgage) loans may increase during a rising interest rate environment. In addition, commercial mortgage loans are generally large dollar balance loans, and a significant loan default may have an adverse impact on our financial results. We believe that our reserves are adequate for such risks on loans as of December 31, 2003.

Our Business Is Dependent Upon Third-Party Servicers

Third-party servicers service the majority of our investment portfolio. To the extent that these servicers are financially impaired, the performance of our investment portfolio may deteriorate, and defaults and credit losses may be greater than estimated.

An Increase in Prepayments by Borrowers Could Adversely Impact Our Business

Prepayments by borrowers on loans securitized by us may have an adverse impact on our financial performance, including a reduction in our overall cash flow from our investment portfolio and a reduction in our overall investment portfolio. Prepayments are expected to increase during a declining interest rate or flat yield curve environment. Our exposure to rapid prepayments is primarily the result of (i) the faster amortization of premium on the investments and, to the extent applicable, the amortization of bond discount, and (ii) the replacement of investments in our investment portfolio with lower yield securities.

We May Invest in a New Business Strategy

We intend to explore various new business strategies. The pursuit of any strategy is subject to the outcome of our investigation, but it is our belief that a new business strategy may be the best use of our available capital on a go-forward basis after the completion of this Note Offer and the recapitalization. One alternative that we have considered is the acquisition of a depository institution. We have no business experience in operating a depository institution, and may not have any prior business experience in other businesses that we may choose to pursue as part of our future business strategy. Consequently, there can be no assurance that the pursuit of a different strategy would result in any benefit to us.

An Adverse Outcome in Pending Litigation Could Substantially Impair Our Liquidity

Dynex Capital and a former affiliate are defendants in a state court case in Dallas County, Texas that commenced in January 2004. Dynex Capital is vigorously defending the claims involved in this litigation, in which the plaintiff is seeking damages of approximately $40 million. A jury trial in the case was completed in February 2004. The jury awarded damages against Dynex Capital of only $252,577, although depending on the outcome of post-verdict motions before the trial judge, Dynex Capital may also be required to share with its co-defendant responsibility for an award of attorneys fees of $2.1 million. The jury also awarded damages of $2.2 million and/or $25.6 million (based on two different theories of the case) against Dynex Capital’s co-defendant, which is a former affiliate of Dynex Capital. Dynex Capital does not believe that it has any legal responsibility for the portion of the judgment rendered against its former affiliate. In addition, the outcome of the case remains subject to post-trial motions that remain pending before the trial judge, and to potential appeals. Dynex Capital does not believe that the judgment rendered by the jury against it, or its potential responsibility for attorneys fees, will materially affect our ability to complete the recapitalization, but if the ultimate outcome of the litigation results in an obligation on the part of Dynex Capital to pay damages in addition to those amounts, such a result could substantially impair our liquidity and adversely affect our ability to pay the interest or the principal on the Senior Notes or dividends on the Series D Preferred Stock. See “Legal Proceedings.”

Regulatory Changes Could Affect Our Business

Our businesses as of December 31, 2003 are not subject to any material federal or state regulation or licensing requirements. However, changes in existing laws and regulations or in the interpretation thereof, or the introduction of new laws and regulations, could adversely affect us and the performance of our securitized loan pools or our ability to collect on our delinquent property tax receivables.

Risks Particular to the Note Offer

The Note Offer Will Increase Our Leverage and Debt Service Obligations, Which May Adversely Affect Continuing Operations

Following the Note Offer, we will be more leveraged and have additional debt service obligations in addition to operating expenses and planned capital expenditures. The issuance of the maximum $40,000,000 principal amount of the Senior Notes would increase our total recourse indebtedness by $40,000,000. Assuming the issuance of the maximum $40,000,000 principal amount of the Senior Notes pursuant to the Note Offer, and that the Senior Notes begin to accrue interest on April 7, 2004, we would incur additional debt service obligations of approximately $2,800,000 in 2004, $3,800,000 in 2005 and $3,800,000 in 2006.

Increased levels of indebtedness may have several important effects on our future operations, including, without limitation, (i) a substantial portion of our cash flow from operations must be dedicated to the payment of interest and principal on its indebtedness, reducing the funds available for operations and for capital expenditures, (ii) our leveraged position will increase our vulnerability to adverse changes in general economic, industry and competitive conditions, and (iii) our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited. Our ability to meet debt service obligations and to reduce total indebtedness will be dependent upon our future performance, which will be subject to general economic, industry and competitive conditions and to financial, business and other factors affecting operations, or ability to raise additional equity, many of which are beyond our control. If we are unable to generate sufficient cash flow from operations in the future to service debt, we may be required, among other things, to seek additional financing in the debt or equity markets, to refinance or restructure all or a portion of our indebtedness, including the Senior Notes, to sell selected assets, or to reduce or delay planned capital expenditures and growth or business strategies. There can be no assurance that any such measures would be sufficient to enable us to service our debt, or that any of these measures could be effected on satisfactory terms, if at all.

If we fail to pay any required payment of interest or principal with respect to the Senior Notes on a timely basis, such failure will constitute a default under the terms of the Indenture. An event of default under the Indenture also may trigger an event of default under certain other obligations, if any should exist at that time. As of the date of this Note Offer, no such obligations exist. As a result, the incurrence of additional debt resulting from the Note Offer will increase the risk of possible default with respect to future obligations. The Indenture does not contain restrictions on our ability to incur additional indebtedness.

If We Complete the Series D Conversion but Later Default on Preferred Stock Dividend or Equity Requirements, We Will Incur Additional Indebtedness that May Impair Our Liquidity

The terms of the Series D Preferred Stock will provide for the automatic conversion of that stock into a new class of indebtedness if we ever fall in arrears in the payment of two quarterly dividend payments or cease to have shareholder’s equity of at least 200% of the then outstanding aggregate issue price (which will be $10 per share) of the outstanding Series D Preferred Stock. If this conversion occurs, we will have additional indebtedness that will be junior to the Senior Notes, but that could adversely affect our liquidity and ability to pursue strategic alternatives and other business operations.

The Senior Notes Require Principal Payment in Full Three Years After Issuance, and We May Not Have the Liquidity to Meet This Obligation

The Senior Notes and the Indenture do not contain a sinking fund obligation or require the making of regular principal payments, and the principal becomes due in full on the third anniversary of issuance. We cannot be certain that we will have liquidity sufficient at that time to make the required lump sum principal payment on the Senior Notes, and in any event, this large obligation could adversely affect our ability to engage in our business or require us to sell assets in order to meet the obligation. If we are required to dispose of assets in order to generate the liquidity needed to pay the principal on the Senior Notes, we may have to sell assets we would prefer to retain because their sale is inconsistent with our business strategy, or at a price that is disadvantageous to us.

The Note Offer Will Reduce Our Amount of Cash and Cash Equivalents

At September 30, 2003, our cash and cash equivalents were approximately $9,208,000 (unaudited). If the Note Offer to exchange Senior Notes for Preferred Stock is fully subscribed we will pay out cash to the extent that we are required to pay cash to tendering stockholders in connection with tenders for Senior Notes (because Senior Notes will only be issued in denominations of $1,000 or in integral multiples of $1,000 and cash consideration will be paid for amounts in excess of the nearest $1,000 not to exceed $999.99). As a result, our ability to internally finance working capital, capital expenditures, acquisitions, general corporate and other purposes may be impaired. If we are unable to generate sufficient cash flow from operations in the future to service our debt and other liabilities, we may be required, among other things, to seek additional financing in the debt or equity markets, to refinance or restructure all or a portion of our indebtedness, including the Senior Notes, to sell selected assets, or to reduce or delay planned capital expenditures and growth or business strategies. There can be no assurance that any such measures would be sufficient to enable us to meet our obligations, or that any of these measures could be effected on satisfactory terms, if at all.

By Tendering Your Preferred Stock for the Senior Notes, You Will Lose Rights Associated With Your Preferred Stock

To the extent that shares of your Preferred Stock you tender are accepted by us, you will be relinquishing rights available to you as a stockholder. If your Preferred Stock is validly tendered and accepted for exchange, upon acceptance of the shares by us (which will occur after the special meeting of Preferred Stockholders to be held on                 , 2004 to vote on the Series D conversion and the recapitalization), you will lose the right to share in any capital appreciation of our Preferred Stock, will not be entitled to vote upon any matters submitted to our stockholders for which you might otherwise be eligible to vote, and will no longer be entitled to dividends paid, if any, on our Preferred Stock. In addition, while we intend to apply for the listing of the Senior Notes for trading on the New York Stock Exchange, there is no assurance that such application will be accepted. Therefore, there is no assurance that a liquid trading market will develop for the Senior Notes. If a trading market does develop, it is likely that trading in the Senior Notes will be thin and that the liquidity of your investment in Dynex Capital may be reduced.

The Market May View the Note Offer Unfavorably, Which May Adversely Affect the Market Price of the Preferred Stock and the Senior Notes

The Note Offer will reduce our shareholders’ equity and increase our indebtedness, thereby increasing our debt to equity ratio and debt service obligations. The market may regard these results unfavorably and the price of our Common Stock and Preferred Stock may be adversely affected. To the extent that the market does not regard the Note Offer as favorable, the market price, if any, of the Senior Notes also could be adversely affected. If we complete the Note Offer and the recapitalization, there will be no shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock outstanding. This will necessarily result in the delisting of our Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock from the Nasdaq National Market.

We intend to apply for listing of the new Series D Preferred Stock for quotation on the Nasdaq National Market or for listing on the New York Stock Exchange. However, there is no assurance that the Series D Preferred Stock will be quoted on the Nasdaq National Market or listed on the New York Stock Exchange or that a liquid trading market will develop for the Series D Preferred Stock. If a trading market does develop, there can be no assurance as to any price at which the Series D Preferred Stock will trade.

The Senior Notes May Be Prepaid by Dynex Capital, Which Could Prevent You From Realizing Interest Income Associated With the Senior Notes

The Senior Notes are subject to redemption at our option in whole at any time or in part from time to time without penalty or premium upon notice to the holders of the Senior Notes. As a result, holders of the Senior Notes will be subject to a risk of prepayment at a time when interest rates may be generally declining. In such case, holders of Senior Notes will no longer have the right to receive interest and may be forced to reinvest the redemption proceeds in securities with a lower rate of interest.

We Did Not Base the Terms of the Recapitalization on an Appraisal and Did Not Retain the Advice of an Outside Financial Advisor

Although the board of directors and its committee carefully considered the alternatives available to Dynex Capital, the market price of each series of Preferred Stock, our future liquidity and other factors that they believed to be relevant to the decision to pursue the recapitalization, the board’s decisions were not based upon an appraisal or advice received from a third-party financial advisor. Moreover, because several of the directors and members of the committee are holders of Preferred Stock, they may have individual financial interests that differ from the interests of the holders of Preferred Stock as a whole. Dynex Capital also did not engage an independent advisor to represent the interests of the unaffiliated holders of Preferred Stock or Common Stock, and it is possible that an independent representative might have proposed terms of the recapitalization that would differ from those approved by the board of directors. See “Special Factors—Interests of Dynex Capital’s Directors and Affiliated Parties in the Recapitalization” and “Security Ownership of Certain Beneficial Owners and Management.”

The Note Offer Could Be Deemed a Fraudulent Conveyance by a Court of Law, Which Could Result in a Court Voiding All or a Portion of Our Obligations to Holders of the Senior Notes

Various fraudulent conveyance laws enacted for the protection of creditors may apply to the issuance of the Senior Notes. Under federal or state fraudulent transfer laws, if a court were to find that, at the time the Senior Notes were issued, we (i) issued the Senior Notes with the intent of hindering, delaying or defrauding current or future creditors or (ii) (A) received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by the Senior Notes and (B) (1) were insolvent or were rendered insolvent or contemplated insolvency by reason of the issuance of the Senior Notes, (2) were engaged, or about to engage, in a business or transaction for which our assets or capital were unreasonably small or (3) intended to incur, or believed (or should have believed) we would incur, debts beyond our ability to pay as such debts mature (as all of the foregoing terms are defined in or interpreted under such fraudulent transfer statutes), such court could void all or a portion of our obligations to the holders of the Senior Notes, or void or subordinate our obligations to the holders of the Senior Notes, and take other action detrimental to the holders of the Senior Notes, including in certain circumstances, invalidating the Senior Notes. In that event, repayment on the Senior Notes may not be recovered by the holders of the Senior Notes.

The definition of insolvency for purposes of the foregoing consideration varies among jurisdictions depending upon the federal or state law that is being applied in any such proceeding. Generally, however, we would be considered insolvent at the time we incur the indebtedness constituting the Senior Notes, if (i) the fair market value (or fair saleable value) of our assets is less than the amount required to pay our total existing debts and liabilities (including the probable liability on contingent liabilities) as they become absolute or matured or (ii) we were incurring debts beyond our ability to pay as such debts mature. Based upon financial and other information, we believes that we are solvent and will continue to be solvent after issuing the Senior Notes, will have sufficient capital for carrying on our business after such issuance and will be able to pay our debts as they mature. There can be no assurance, however, that a court passing on such standards would agree with Dynex Capital. There can also be no assurance as to what standard a court would apply in order to determine whether we were “insolvent” as of the date the Senior Notes were issued, or that, regardless of the method of valuation, a court would not determine that we were insolvent on that date or otherwise agree with us with respect to the above standards.

The Note Offer Is Subject to Certain Contingencies That May Prevent its Consummation

The consummation of the Note Offer is subject to certain conditions that are not within our control. For example, consummation of the Note Offer is conditioned upon approval of the Series D conversion and the recapitalization by the Preferred Stockholders. In addition, the Note Offer requires qualification of the Indenture under the Trust Indenture Act. The consummation of the Note Offer is also conditioned on, among other things, there being no material adverse changes in our business, no pending or threatened action by a governmental body challenging the Note Offer and no general suspension of trading in the securities markets. We expect the Trust Indenture to qualify under the Trust Indenture Act.

Certain United States Federal Income Tax Risks Associated With The Note Offer

Tax Consequences of the Note Offer

The exchange of shares of Preferred Stock for Senior Notes by a tendering stockholder pursuant to the Note Offer will be a taxable event treated for United States federal income tax purposes as either

(1) a sale or exchange of the stockholder’s shares or (2) a deemed distribution of property by Dynex Capital with respect to such shares.

Sale or exchange treatment will result if a tendering stockholder satisfies any of three tests under Section 302 of the Internal Revenue Code (the “Code”) which measure reductions in a stockholder’s overall equity interest. If treated as a sale or exchange, a stockholder should recognize gain or loss in an amount equal to the difference between (a) the fair market value of the Senior Notes received, and (b) the stockholder’s adjusted tax basis of the shares exchanged pursuant to the Note Offer.

If none of the Section 302 tests is satisfied, then to the extent of Dynex Capital’s current or accumulated “earnings and profits” (as determined for federal income tax purposes), a tendering stockholder will be treated as having received a dividend taxable as ordinary income in an amount equal to the fair market value of the Senior Notes received without reduction for the adjusted tax basis of the shares tendered and accepted by Dynex Capital pursuant to the Note Offer. Dynex Capital does not expect to report any accumulated or current “earnings and profits” through 2004. To the extent, if any, that the fair market value of the Senior Notes exceeds Dynex Capital’s current and accumulated earnings and profits (as determined for federal income tax purposes), the excess will be treated first as a tax-free return of such stockholder’s tax basis in the shares exchanged for Senior Notes and thereafter as capital gain. Corporate stockholders receiving a dividend must assess the applicability of the dividends-received deduction to the extent applicable.

Dynex Capital cannot predict whether or to what extent the Note Offer will be oversubscribed. If the Note Offer is oversubscribed, pro-ration of the tenders pursuant to the Note Offer will cause Dynex Capital to accept fewer shares than are tendered. Therefore, a stockholder can be given no assurance that a sufficient number of his shares will be exchanged for Senior Notes pursuant to the Note Offer to ensure that such exchange will satisfy one or more of the Section 302 tests and be treated as a sale, rather than as a dividend, for United States federal income tax purposes.

See “Material United States Federal Income Tax Consequences—Certain Federal Income Tax Consequences to Tendering Stockholders; Characterization of the Exchange” for the circumstances in which a sale or exchange treatment would apply as well as other relevant rules.

Interest on Senior Notes – General

Depending upon a stockholder’s particular circumstances, the tax consequences of holding Senior Notes may be less advantageous than the consequences of holding shares of Preferred Stock because, for example, interest payments on the Senior Notes will not be eligible for any dividends-received deduction that might otherwise be available to corporate stockholders.

Withholding for Non-United States Holders

The exchange agent may be required to withhold United States federal income tax on gross payments payable to a Non-United States Holder. However, the Non-United States Holder may qualify for a reduced rate of withholding or an exemption from withholding. See “Material United States Federal Income Tax Consequences—Certain Federal Tax Consequences to Prospective Non-United States Holders of Senior Notes” for a more detailed discussion of applicable withholding rules.

We urge stockholders contemplating an exchange of shares of Preferred Stock for Senior Notes pursuant to the Note Offer to consult their own tax advisors to determine the specific federal, state, local, foreign and other tax consequences of exchanges made by them pursuant to the Note Offer, as well as the specific federal, state, local, foreign and other tax consequences associated with the ownership of any Senior Notes receivable in connection with the Note Offer.

USE OF PROCEEDS

We will not receive any cash proceeds from the Note Offer. All shares of Preferred Stock that are properly tendered and accepted by us will be retired and cancelled.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

This summary historical and pro forma financial information should be read in conjunction with our unaudited condensed consolidated financial statements set forth in our quarterly report on Form 10-Q for the quarter ended September 30, 2003 which reflect all adjustments which, in the opinion of management, are necessary to a fair statement of results for all interim periods presented, our audited consolidated financial statements set forth in our annual report on Form 10-K, as amended, for the fiscal year ended December 31, 2002, and the sections of these Forms 10-Q and 10-K captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is incorporated herein by reference.

The following summary historical financial information is derived from our audited consolidated financial statements for the years ended December 31, 2002 and 2001, and the unaudited consolidated financial statements for the nine months ended September 30, 2003 and 2002, which are incorporated by reference into this offering circular.

(amounts in thousands except share data)

	Nine Months Ended September 30,		Year Ended December 31
	2003	2002	2002	2001
Total interest income	$112,485	$134,418	$176,367	$222,760
Total interest and related expense	83,383	97,636	127,214	174,678
Provision for losses	(29,715)	(16,292)	(28,483)	(19,672)
Net interest margin	(613)	20,490	20,670	28,410
Net gain (loss) on sales, write-downs, and impairment charges (1)	1,779	(84)	(18,299)	(39,078)
Trading losses	—	(3,307)	(3,307)	(3,091)
Other income (expense)	170	1,403	848	104
General and administrative expenses	(6,296)	(6,744)	(9,493)	(10,526)
Extraordinary item – gain (loss) on extinguishment of debt	—	—	221	2,972

Net (loss) income	(9,442)	2,205	(9,360)	$(21,209)

Net loss applicable to common shareholders	$(1,403)	$(4,984)	$(18,946)	$(13,492)

Loss per common share before extraordinary item:
Basic and Diluted (2)	$(0.13)	$(0.46)	$(1.76)	$(1.44)
Net loss per common share:
Basic and Diluted (2)	$(0.13)	$(0.46)	$(1.74)	$(1.18)

	September 30,		December 31
	2003	2002	2002	2001
Investments (3)	$1,940,281	$2,323,553	$2,218,315	$2,549,579
Total assets	1,952,797	2,337,620	2,238,304	2,569,859
Non-recourse debt	1,776,110	2,098,202	2,013,271	2,264,213
Recourse debt	14,059			58,134
Total liabilities	1,791,369	2,103,478	2,014,883	2,327,749
Shareholders’ equity	161,428	234,142	223,421	242,110
Number of common shares outstanding	10,873,903	10,873,903	10,873,903	10,873,853
Average number of common shares	10,873,871	10,873,866	10,873,871	11,430,471
Book value per common share (2)	$8.73	$9.77	$8.57	$11.06

(1)	Net loss on sales, write-downs, and impairment charges for the years ended December 31, 2002 and 2001 include several adjustments related largely to non-recurring items. See Footnote 14 to the consolidated financial statements included in the annual report on Form 10-K, as amended, for the year ended December 31, 2002.
(2)	Inclusive of the liquidation preference on our preferred stock.
(3)	Investments classified as available for sale are shown at fair value.

The following unaudited pro forma condensed consolidated balance sheet data as of September 30, 2003 gives pro forma effect to this Note Offer and the Series D conversion, assuming (1) that the minimum 17.5% of shares of each series are tendered for Senior Notes at the prices offered herein, and (2) alternatively, that the maximum 70% of shares of each series are tendered for Senior Notes at the prices offered herein, in each case, as if the recapitalization had occurred on September 30, 2003. The unaudited condensed consolidated statements of operations data for the year ended December 31, 2002 and the nine months ended September 30, 2003 give pro forma effect to this Note Offer and the Series D conversion, assuming (1) that the minimum 17.5% of shares of each series are tendered for Senior Notes at the prices offered herein, and (2) alternatively, that the maximum 70% of shares of each series are tendered for Senior Notes at the prices offered herein, in each case, as if the recapitalization were effective as of January 1, 2002, the beginning of Dynex Capital’s 2002 fiscal year. The unaudited pro forma condensed consolidated statements of operations data for the year ended December 31, 2002 and the nine months ended September 30, 2003 also assume that Dynex Capital was free to undertake the recapitalization as of January 1, 2002 without restriction, and further assumes that no repayments of principal on the new Senior Notes occurs during the pro forma periods presented. The unaudited pro forma condensed consolidated statements of operations data for the nine months ended September 30, 2003 assume the repayment of the Senior Notes due 2005 which were issued in February 2003.

The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The summary unaudited pro forma financial information is not necessarily indicative of what our results would have been if the recapitalization actually had occurred as of the dates indicated or of what our future operating results will be.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of September 30, 2003

(amounts in thousands except share data)

	Historical	Pro Forma Adjustments		Pro Forma	Pro Forma Adjustments		Pro Forma
		17.5% (Minimum)			70% (Maximum)
Collateral for collateralized bonds	$1,880,363	$—		$1,880,363	$—		$1,880,363
Other investments, other loans, and securities	59,918	—		59,918	—		59,918
Cash and other assets	12,516	(14,461	)(1)	(1,945)	(14,461	)(1)	(1,945)

	1,952,797	(14,461)		1,938,336	(14,461)		1,938,336

Collateralized bonds	1,776,110	—		1,776,110	—		1,776,110
Senior notes	14,059	(4,059	)(2)	10,000	25,941	(2)	40,000
Accrued expenses and other liabilities	1,200	—		1,200	—		1,200

	1,791,369	(4,059)		1,787,310	25,941		1,817,310

Shareholders’ equity	161,428	(10,402	)(3)	151,026	(40,402	)(3)	121,026

	$1,952,797	$(14,461)		$1,938,336	$(14,461)		$1,938,336

(1)	Cash used to repay 2005 Senior Notes prior to new Senior Notes being issued, and to pay issuance costs incurred in connection with the recapitalization.
(2)	Issuance of new Senior Notes for Preferred Stock tendered pursuant to the recapitalization.
(3)	Aggregate purchase price for Preferred Stock tendered and subsequently retired.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Nine Months Ended September 30, 2003

(amounts in thousands except share data)

	Historical	Pro Forma Adjustments		Pro Forma	Pro Forma Adjustments		Pro Forma
		17.5% (Minimum)			70% (Maximum)
Interest income:
Collateral for collateralized bonds	$107,927	$—		$107,927	$—		$107,927
Other investments, other loans, and securities	4,558	(84	)(1)	4,474	(84	)(1)	4,474

	112,485	(84)		112,401	(84)		112,401

Interest expense:
Collateralized bonds	81,609	—		81,609	—		81,609
Senior notes	1,774	(829	)(2)	945	1,310	(2)	3,084

	83,383	(828)		82,556	1,310		84,693

Net interest margin before provision for loan losses	29,102	743		29,845	(1,394)		27,708
Provision for loan losses	(29,715)	—		(29,715)	—		(29,715)

Net interest margin	(613)	743		130	(1,394)		(2,077)
Impairment charges	(4,482)			(4,482)	—		(4,482)
Gain on sale of investments, net	1,779	—		1,779	—		1,779
Other income	170	—		170	—		170
General an administrative expenses	(6,296)	—		(6,296)	—		(6,296)

Net loss	(9,442)	743		(8,699)	(1,394)		(10,836)
Preferred stock benefit	8,039	216	(3)	8,255	2,353	(3)	10,392

Net loss to common shareholders	$(1,403)	$959		$(444)	$959		$(444)

Loss per common share:
Basic and Diluted	$(0.13)			$(0.04)			$(0.04)
(1)	Reduction in interest income for nine months ended September 30, 2003 for the cash used to retire the 2005 Senior Notes.
(2)	Interest expense for the nine months ended September 30, 2003 for the new Senior Notes issued for Preferred Stock tendered less interest expense for the nine months ended September 30, 2003 for the 2005 Senior Notes assumed repaid.
(3)	Net reduction for dividend charges for each respective period for Series D Preferred Stock issued for Series A, Series B, and Series C Preferred Stock.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2002

(amounts in thousands except share data)

	Historical	Pro Forma Adjustments	Pro Forma	Pro Forma Adjustments	Pro Forma
		17.5% (Minimum)		70% (Maximum)
Interest income:
Collateral for collateralized bonds	$169,227	$—	$169,227	$—	$169,227
Other investments, other loans, and securities	7,140	—	7,140	—	7,140

	176,327		176,327		176,327

Interest expense:
Non-recourse debt	124,996	—	124,996	—	124,996
Recourse debt	2,218	950 (1)	3,168	3,800 (1)	6,018

	127,214	950	128,164	3,800	131,014

Net interest margin before provision for loan losses	49,153	(950)	48,203	(3,800)	45,343
Provision for loan losses	(28,483)	—	(28,483)	—	(28,483)

Net interest margin	20,670	(950)	19,720	(3,800)	16,870
Impairment charges	(18,544)	—	(18,544)	—	(18,544)
Gain on sale of investments, net	245	—	245	—	245
Trading losses	(3,307)	—	(3,307)	—	(3,307)
Other income	848	—	848	—	848
General an administrative expenses	(9,493)	—	(9,493)	—	(9,493)

Loss before extraordinary items	(9,581)	(950)	(10,531)	(3,800)	(13,381)
Extraordinary item—gain on extinguishment of debt	221	—	221	—	221

Net loss	(9,360)	(950)	(10,310)	(3,800)	(13,160)
Preferred stock charges	(9,586)	288 (2)	(9,298)	3,138 (2)	(6,448)
Net loss to common shareholders	$(18,946)	$(662)	$(19,608)	$(662)	$(19,608)

Loss per common share before extraordinary item:
Basic and Diluted	$(1.76)		$(1.66)		$(1.76)
Loss per common share:
Basic and Diluted	$(1.74)		$(1.64)		$(1.74)
(1)	Interest expense for the twelve months ended December 31, 2002 for the new Senior Notes issued for Preferred Stock tendered in connection with the recapitalization.
(2)	Net reduction for dividend charges for each respective period for Series D Preferred Stock issued for Series A, Series B, and Series C Preferred Stock.

FORWARD-LOOKING STATEMENTS

Any statements in this offering circular and the documents incorporated by reference in and attached to this offering circular about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “believe,” “will likely result,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook.” Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this offering circular. Such statements may include, but not be limited to:

•	estimates of the value of our Preferred Stock,

•	predictions as to the future liquidity of the new Senior Notes or Series D Preferred Stock,

•	expectations as to future revenues and other results of operations, capital expenditures, plans for future operations, financing needs or plans,

•	plans relating to the pursuit of strategic business alternatives,

•	our ability to service our debt obligations, and

•	plans relating to our products or services, as well as assumptions relating to the foregoing.

Forward looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward looking statements. Statements in this offering circular describe factors, among others, that could contribute to or cause such differences. You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

THE NOTE OFFER

General

We invite our stockholders to tender shares of our Preferred Stock to us under the terms set forth below. Tendering holders of Preferred Stock will not receive any dividends with respect to their shares, including unpaid dividends accumulated to date, which will be cancelled. Shares of Preferred Stock must be tendered on the terms and subject to the conditions set forth in this Note Offer and in the related letters of transmittal included herewith.

We are offering to acquire up to 345,579 shares of Series A Preferred Stock, up to 481,819 shares of Series B Preferred Stock, and up to 479,512 shares of Series C Preferred Stock.

The Note Offer

We are offering to exchange:

•

$27.84 in principal amount of our Senior Notes for each share of Series A Preferred Stock you tender, up to $9,620,000 in aggregate maximum principal amount of Senior Notes for all shares of Series A Preferred Stock tendered for Senior Notes in the Note Offer and up to an aggregate maximum of 345,579 shares of Series A Preferred Stock;

•	$28.42 in principal amount of the Senior Notes for each share of Series B Preferred Stock you tender, up to $13,693,000 in aggregate maximum principal amount of Senior Notes for all shares of Series B Preferred Stock tendered in the Note Offer for Senior Notes and up to an aggregate maximum of 481,819 shares of Series B Preferred Stock; and

•	$34.80 in principal amount of the Senior Notes for each share of Series C Preferred Stock you tender, up to $16,687,000 in aggregate maximum principal amount of Senior Notes for all shares of Series C Preferred Stock tendered in the Note Offer for Senior Notes and up to an aggregate maximum of 479,512 shares of Series C Preferred Stock;

Under the Note Offer, the per share principal amount to be received for each share of Preferred Stock tendered in the Note Offer is equal to 116% of the original issue price of such share of Preferred Stock. The Senior Notes will be issued in denominations of $1,000 or integral multiples thereof. In cases where the aggregate consideration for shares of each series you tender (determined by multiplying the aggregate issue price of each share of your Preferred Stock by 116%) is not an even multiple of $1,000, you will receive cash for the amount in excess of the nearest lower $1,000 multiple not to exceed $999.99. For a more detailed description of the terms of the Senior Notes being offered, please see “Description of Senior Notes.”

The number of shares being tendered for in the Note Offer is equal to approximately 70% of the shares of each series of our Preferred Stock currently outstanding.

The Note Offer for the Preferred Stock provides holders of Preferred Stock who elect to tender a premium over the bid prices for the Preferred Stock as of January 7, 2004, and provides greater liquidity for the holders of our Preferred Stock at such price levels. Under the Note Offer, the exchange price for the Series A Preferred Stock represented a premium of 5.1% above the bid price as of January 7, 2004, the exchange price for the Series B Preferred Stock represented a premium of 5.7% above the bid price as of January 7, 2004, and the exchange price for the Series C Preferred Stock represented a premium of 1.5% above the bid price as of January 7, 2004.

The Note Offer is conditioned upon a minimum tender of shares of Preferred Stock that will result in the issuance of at least $10,000,000 in aggregate principal amount of Senior Notes. The Note Offer is also conditioned on completion of the Series D conversion and other general conditions, including approval by the Preferred Stockholders of the Series D Conversion and completion of the recapitalization described in the proxy statement accompanying this offering circular. See “The Note Offer—Conditions to the Note Offer.”

Stockholders tendering Preferred Stock will not be obligated to pay brokerage commissions, solicitation fees, or, upon the terms and subject to the conditions of the Note Offer, stock transfer taxes on the acceptance of shares of Preferred Stock by Dynex Capital. However, any tendering stockholder or other payee required to complete a letter of transmittal who fails to complete fully and sign the box captioned “Substitute Form W-9” included in the letter of transmittal may be subject to a required federal backup withholding tax of 28% of the gross proceeds paid to the stockholder or other payee pursuant to the Note Offer. See “Material United States Federal Income Tax Consequences.” Dynex Capital will pay all charges and expenses of exchange agent and the information agent incurred in connection with the Note Offer.

Tendering holders of Preferred Stock will not receive any dividends with respect to such shares, including unpaid dividends accumulated to date, which will be cancelled. We will only consummate the

Note Offer if the Series D conversion is also consummated. This means that following the Note Offer, any shares of Preferred Stock not tendered in the Note Offer will be exchanged for shares of new Series D Preferred Stock and Common Stock of Dynex Capital. There can be no assurance that holders that do not tender their shares will receive any dividends on the Series D Preferred Stock in the future.

Tenders pursuant to the Note Offer may be withdrawn at any time prior to                         , 2004, at 5:00 p.m., New York City time, the expiration time of the Note Offer (including any extensions), and, if not yet accepted for payment, after                         , 2004 (“Expiration Time”).

Our board of directors has approved the making of the Note Offer. You must, however, make your own decision whether to tender shares and, if so, how many shares to tender. Neither we nor our board of directors makes any recommendation to you with respect to the Note Offer, and no person has been authorized by us or our board of directors to make any such recommendation.

You should evaluate carefully all of the information contained or referred to in this offering circular and make your own decision whether to tender shares pursuant to the Note Offer. We urge you to consult a tax advisor concerning any federal, state, local or foreign tax consequences of a sale of Preferred Stock pursuant to the Note Offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Note Offer, passed upon the merits or fairness of the Note Offer, or passed upon the adequacy or accuracy of the disclosure in this offering circular. Any representation to the contrary is a criminal offense.

Any stockholder of record desiring to tender all or any portion of his, her or its shares must have or establish an account with, and tender those shares through, a broker, dealer, bank or other financial institution that either clears through or maintains a custodial relationship with a direct or indirect participant in the book entry and transfer system of the DTC, because the Senior Notes issued pursuant to this Note Offer will be issued in book-entry form only. A stockholder having shares registered in the name of a broker or a dealer, commercial bank, trust company or other nominee (each, a “nominee”) must contact that nominee if such stockholder desires to tender such shares. Nominees may also tender shares in accordance with the Automated Tender Offer Program procedures of The Depository Trust Company. See “The Note Offer—How to Tender—Tender Procedure for Stockholders Tendering for Stockholders of Record” and “—Tender Procedure for Nominees.”

The Series A Preferred Stock is listed for trading on the Nasdaq National Market under the symbol “DXCPP.” Dynex Capital announced its intention to make the Note Offer after the close of the Nasdaq National Market on January 8, 2004. As of January 7, 2004 (the last trading day ending prior to such announcement), the closing per share sales price of the Series A Preferred Stock, as reported on the Nasdaq National Market, was $28.50, and the closing per share bid price was $26.50. The Series B Preferred Stock is listed for trading on the Nasdaq National Market under the symbol “DXCPO.” As of January 7, 2004, the closing per share sales price of the Series B Preferred Stock, as reported on the Nasdaq National Market, was $28.00, and the closing per share bid price was $26.90. The Series C Preferred Stock is listed for trading on the Nasdaq National Market under the symbol “DXCPN.” As of January 7, 2004, the closing per share sales price of the Series C Preferred Stock, as reported on the Nasdaq National Market, was $34.30, and the closing per share bid price was $34.30. We urge stockholders to obtain current market quotations for the shares of Preferred Stock. See “Price Range of Preferred Stock.”

Dynex Capital, Inc. was incorporated on December 18, 1987 in Virginia and commenced operations in February 1988. We are a financial services company that invests in loans and securities consisting of or secured by, principally single family mortgage loans, commercial mortgage loans, manufactured housing installment loans and delinquent property tax receivables. Currently, our primary focus is on maximizing cash flows from our investment portfolio, opportunistically calling (redeeming) securities pursuant to “clean-up” calls if the underlying collateral has value for us and securing third-party servicing contracts to leverage our delinquent property tax receivables platform. During 2001 and 2002, we incurred losses before any charges or benefits on our Preferred Stock of approximately $21,209,000 and $9,360,000, respectively. During the nine months ended September 30, 2003, Dynex Capital reported a loss of approximately $9,442,000 before any charges or benefits related to its Preferred Stock. See “Business.”

Stockholders who tender for Senior Notes will receive Senior Notes with the following rights compared to those associated with the ownership of existing Preferred Stock.

Preferred Stock	Senior Notes

Equity; specified liquidation preference senior to that of Common Stock, but junior to that of debtholders and creditors, plus right to share in future capital appreciation, if any;	Debt; right to receive a specified principal amount with a claim on our assets senior to holders of equity, plus the right to receive interest, but no right to capital appreciation;

No interest payable on Preferred Stock; however, holders of Preferred Stock are entitled to cumulative cash dividends prior to any payment of dividends on our common stock; we are in arrears in the payment of dividends to holders of our Preferred Stock;	Interest will accrue commencing on the Closing Date and will be payable semiannually at a rate of 9.50% per annum; the entire principal amount will be due at maturity;

Right to convert your shares to Common Stock;	No right of conversion;

Voting rights on certain matters submitted to stockholders; and	No voting rights; and

Listed on the Nasdaq Stock Market and are subject to an established trading market, although the public float is relatively low and the historic trading activity has been thin.	We intend to apply to list the Senior Notes for trading on the New York Stock Exchange; however, even if the Senior Notes are listed on the New York Stock Exchange there is no assurance that a liquid trading market in the Senior Notes will develop.

The foregoing table is set forth for comparative purposes only and does not take into account all factors relating to a comparison of the shares of Preferred Stock to the Senior Notes, nor does it take into account any factors relating to the tax consequences of accepting the Note Offer. For a more complete description of the Senior Notes and the Preferred Stock, see “Description of Senior Notes” and “Description of Capital Stock.” See also “Material United States Federal Income Tax Consequences.”

Proration if Shares of Series of Preferred Stock Tendered Exceed Maximum; Limitations on Senior Notes Consideration

We will accept up to an aggregate of 345,579 shares of Series A Preferred Stock, up to an aggregate of 481,819 shares of Series B Preferred Stock, and up to an aggregate of 479,512 shares of Series C Preferred Stock. This represents approximately 70% of the shares of each series of our Preferred Stock outstanding as of December 31, 2003. If the number of shares validly tendered and not properly withdrawn prior to the Expiration Time is less than or equal to an aggregate of 345,579 shares in the case of Series A Preferred Stock, less than or equal to an aggregate of 481,819 shares in the case of Series B Preferred Stock, or less than or equal to an aggregate of 479,512 shares in the case of Series C Preferred

Stock (or such greater number of shares as Dynex Capital may elect to accept in accordance with the Note Offer), Dynex Capital will, upon the terms and subject to the conditions of the Note Offer, accept all shares of such series so tendered.

If more shares of any series of Preferred Stock are tendered than we are offering to acquire, we will accept shares of such series that are validly tendered and not properly withdrawn prior to the Expiration Time of the Note Offer on a pro-rata basis, disregarding fractions that arise as a result of such pro-rationing, according to the number of shares of such series tendered by each holder of such series of Preferred Stock prior to the Expiration Time of the Note Offer. Thus, with respect to each oversubscribed series of Preferred Stock, we will accept from each holder tendering shares of such series that number of shares of such series equal to the total number of shares of such series tendered by such tendering holder multiplied by a fraction, the numerator of which is the total number of shares of such series sought by us in the Note Offer and the denominator of which is the total number of shares of such series tendered by all tendering holders. Notwithstanding the foregoing, we reserve the right, in our sole discretion, to elect to purchase any and all of the excess shares tendered; and so long as the excess number accepted by us does not exceed two percent (2%) of the issued and outstanding shares of such series of Preferred Stock, there will be no extension of the Note Offer period and no further notice to the stockholders will be required or given. If we elect to accept excess tendered shares of a series, but less than all of the tendered shares of a series, then the shares of such series tendered shall be accepted on a pro-rata basis, as described above.

As described under “Material United States Federal Income Tax Consequences,” the number of shares of a series that Dynex Capital will accept from a stockholder pursuant to the Note Offer may affect the United States federal income tax consequences to the tendering stockholder and, therefore may be relevant to a stockholder’s decision whether or not to tender shares.

Executive Officer and Director Participation

Certain members of the board of directors have informed us that they will participate in the Note Offer. The sole executive officer of Dynex Capital does not own any Preferred Stock.

Expiration Time, Extensions, Termination and Amendments

The Note Offer will terminate at 5:00 p.m., New York City time, on             , 2004 unless extended by Dynex Capital in its sole discretion. During any extension of the Note Offer, all shares of Preferred Stock previously tendered and not yet exchanged will remain subject to the Note Offer (subject to withdrawal rights specified herein) and may be accepted for exchange by Dynex Capital. The later of 5:00 p.m., New York City time, on             , 2004, or the latest time and date to which the Note Offer may be extended by Dynex Capital, is referred to herein as the “Expiration Time.” Dynex Capital expressly reserves the right, at any time or from time to time, to extend the period of time for which the Note Offer is to remain open by giving oral or written notice to the exchange agent of such extension prior to 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Time. We will issue a press release by 9:00 a.m., New York City time, no later than the business day after the previously scheduled Expiration Time if we decide to extend the Note Offer.

Dynex Capital expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth herein under “The Note Offer—Conditions to the Note Offer” shall have occurred or shall be deemed by Dynex Capital to have occurred, to extend the period of time during which the Note Offer is open and thereby delay acceptance for payment of, and payment for, and issuance of Senior Notes for, any shares by giving oral or written notice of such extension to the exchange agent and making a public announcement thereof. Dynex Capital also expressly reserves the right, in its sole discretion, to terminate the Note Offer and not accept for payment or pay for, or issue Senior Notes for, any shares not previously accepted for payment or paid for, or with respect to which Senior Notes were issued or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified herein under “The Note Offer—Conditions to the Note Offer” by giving oral or written notice of such termination or postponement to the exchange agent and making a public announcement thereof. Dynex Capital’s reservation of the right to delay payment for shares which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that Dynex Capital must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Note Offer.

Subject to compliance with applicable law, Dynex Capital further reserves the right, in its sole discretion, and regardless of whether any of the events set forth herein under “The Note Offer—Conditions to the Note Offer” shall have occurred or shall be deemed by Dynex Capital to have occurred, to amend the Note Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Note Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Note Offer). Amendments to the Note Offer may be made at any time and from time to time by public announcement thereof. In the case of an extension, such announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. Any material change to the terms of the Note Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which Dynex Capital may choose to inform stockholders, except as required by applicable law, Dynex Capital shall have no obligation to publish, advertise or otherwise communicate any such change other than by making a release to the Dow Jones News Service. If Dynex Capital materially changes the terms of the Note Offer or the information concerning the Note Offer, or if it waives a material condition of the Note Offer, Dynex Capital will extend the Note Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Exchange Act. Under these rules, the minimum period during which an offer must remain open following material changes in the terms of the Note Offer or information concerning the Note Offer will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) Dynex Capital increases or decreases the price to be paid for shares, increases or decreases the number of shares being sought in the Note Offer or, in the event of an increase in the number of shares being sought, such increase exceeds 2% of the number of outstanding shares of a series of Preferred Stock, and (ii) the Note Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given in the manner specified herein, the Note Offer will be extended until the expiration of such period of ten business days. For the purposes of the Note Offer, a “business day” means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

How to Tender

A stockholder whose shares are registered in the name of a nominee must contact that nominee for information on how to tender shares. All other stockholders must comply with the procedures set forth below. A tender of Preferred Stock (and Dynex Capital’s subsequent acceptance of a tender pursuant to the procedures set forth below) will constitute a binding agreement between the tendering stockholder and Dynex Capital in accordance with the terms and subject to the conditions set forth herein and in the letters of transmittal set forth in Exhibit (a)(1)(B)(i), (ii) and (iii), respectively.

Tender Procedure for Stockholders of Record. The Senior Notes will be issued solely in global form and be registered in the name of Cede & Company, Inc., the nominee of DTC. Consequently, stockholders who wish to tender any shares of the Preferred Stock for Senior Notes must have or establish an account with, and tender those shares through, a broker, dealer, bank or other financial institution that either clears through or maintains a custodial relationship with a direct or indirect participant in the book entry and transfer system of DTC in order to be eligible to receive the Senior Notes. The DTC participant will then tender the shares on behalf of the stockholder using the procedures set forth below in “How to Tender–Tender Procedure for Nominees.”

Tender Procedure for Nominees. The exchange agent will establish an account with respect to the shares of each series subject to this Note Offer, for purposes of the Note Offer, at The Depository Trust Company (the “Book-Entry Transfer Facility”) within two business days after the date of this Note Offer. Any nominee that is a participant in the Book-Entry Transfer Facility’s system may tender shares in accordance with the Book-Entry Transfer Facility’s Automated Tender Offer Program (“ATOP”) to the extent it is available to participants for the shares they wish to tender by making book-entry delivery of the shares by causing the Book-Entry Transfer Facility to transfer shares into the exchange agent’s account in accordance with the Book-Entry Transfer Facility’s procedures for transfer. Timely book-entry delivery requires receipt by the exchange agent of a confirmation (a “Book-Entry Confirmation”) at or prior to the Expiration Time. Although delivery of the Preferred Stock may be effected through book-entry transfer into the exchange agent’s account at DTC, an Agent’s Message in connection with the book-entry transfer together with any other documents required by the letter of transmittal, must, in any case, be transmitted to and received by the exchange agent at or prior to the Expiration Time to receive consideration for the Preferred Stock. Delivery of a document to DTC does not constitute delivery to the exchange agent. In order to tender shares by means of ATOP, the procedures for ATOP delivery must be duly and timely completed prior to the Expiration Time. Holders desiring to tender Preferred Stock at the Expiration Time must allow sufficient time for completion of the book-entry transfer ATOP procedures during normal business hours of DTC on that date.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the exchange agent and forming a part of the Book-Entry Confirmation, which states that

•	DTC has received an express acknowledgement from each participant in DTC tendering the Preferred Stock;

•	stockholders have received the letter of transmittal and agree to be bound by the terms of the letter of transmittal; and

•	Dynex Capital may enforce the terms of the letter of transmittal against the stockholder.

Notwithstanding any other provision of the Note Offer, payment for shares of Preferred Stock tendered and accepted for payment pursuant to the Note Offer will, in all cases, be made only after receipt by the exchange agent of Book-Entry Confirmation, including by means of an Agent’s Message, of the transfer of Preferred Stock into the exchange agent’s account at DTC as described above, together with any other documents required by the letter of transmittal.

Issuance of Senior Notes. The Senior Notes issued pursuant to this Note Offer will be issued in book-entry form only; therefore, physical certificates representing the Senior Notes will not be issued as a result of the exchange offer. As described in “How to Tender – Tender Procedure for Stockholders of Record” set forth above, stockholders who wish to tender their Preferred Stock for Senior Notes must have or establish an account with, and tender those shares through, a broker, dealer, bank or other financial institution that either clears through or maintains a custodial relationship with a direct or indirect participant in the book-entry and transfer system of DTC in order to be eligible to receive the Senior Notes. Rather than issuing physical certificates, tendering stockholders will receive through their nominee accounts, credit for the number of book-entry Senior Notes into which their tendered shares of Preferred Stock are exchanged.

In all cases, payment for shares tendered and accepted for payment pursuant to the Note Offer will be made only after timely confirmation by the exchange agent of the book-entry transfer of the shares into the exchange agent’s account at the Book-Entry Transfer Facility and any other documents required by the letter of transmittal or ATOP.

The delivery of all documents required for tendering shares of Preferred Stock is at the election and risk of the tendering stockholder and its nominee.

Return of Tendered and Unaccepted Shares of Preferred Stock. If any tendered shares of Preferred Stock are not accepted, or if fewer than all shares evidenced by a stockholder’s certificates are tendered, the shares will be credited to the appropriate account maintained by the tendering stockholder at the Book-Entry Transfer Facility without expense to the stockholder.

Determination of Validity; Rejection of Shares of Preferred Stock; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares of Preferred Stock to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by Dynex Capital, in its sole discretion, and its determination shall be final and binding on all parties. Dynex Capital reserves the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of Dynex Capital’s counsel, be unlawful. Dynex Capital also reserves the absolute right to waive any of the conditions of the Note Offer or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder and Dynex Capital’s interpretation of the terms of the Note Offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by Dynex Capital. None of Dynex Capital, the exchange agent, the information agent or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any notice.

Tendering Stockholder’s Representation and Warranty; Dynex Capital Acceptance Constitutes an Agreement. A tender of shares pursuant to any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Note Offer, as well as the tendering stockholder’s representation and warranty to Dynex Capital that (a) the stockholder has a net long position in the shares of the series of Preferred Stock tendered or equivalent securities at least equal to the number of shares tendered, within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act and (b) the tender of shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of (x) shares of the series of Preferred Stock tendered or (y) other securities convertible into or exchangeable or exercisable for the shares of the series tendered and will acquire the shares of the series of Preferred Stock for tender by conversion, exchange or exercise and (ii) will deliver or cause to be delivered the shares of the series tendered in accordance with the terms of the Note Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Dynex Capital’s acceptance for payment of shares tendered pursuant to the Note Offer will constitute a binding agreement between the tendering stockholder and Dynex Capital upon the terms and conditions of the Note Offer.

Lost or Destroyed Certificates. Stockholders whose certificates for part or all of their shares have been lost, stolen, misplaced or destroyed may contact the exchange agent at (            )             -                , for instructions as to the documents which will be required to be submitted in order to receive certificate(s) representing the shares. A bond may be required to be posted by the stockholder to secure against the risk that the certificates may be subsequently recirculated. Stockholders are urged to contact the exchange agent immediately in order to permit timely processing of this documentation and to determine if the posting of a bond is required.

All materials related to a stockholder’s tender of Preferred Stock pursuant to the Note Offer must be delivered to the stockholder’s nominee for tendering in accordance with the instructions set forth in “How to Tender – Tender Procedure for Nominees” as set forth above. Stockholders should not send documents related to the Note Offer to Dynex Capital. Any documents delivered to Dynex Capital will not be forwarded to the exchange agent and therefore will not be deemed to be properly tendered.

Withdrawal Rights

Except as otherwise provided in this section, tenders made pursuant to the Note Offer are irrevocable. Shares of Preferred Stock tendered pursuant to this Note Offer may be withdrawn:

1.	at any time prior to the Expiration Time; or

2.	if not yet accepted for payment, after , 2004.

For a withdrawal to be effective, the exchange agent must receive a notice of withdrawal in written, telegraphic or facsimile form in a timely manner at the appropriate address set forth on the back cover of this Note Offer and as set forth herein. Any such notice of withdrawal must specify the name of the person having tendered the shares to be withdrawn, the number of shares tendered, the number of shares to be withdrawn, and if shares have been tendered pursuant to the ATOP (book-entry transfer) procedures set forth in “The Note Offer—How to Tender,” the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares and must otherwise comply with such Book-Entry Transfer Facility’s procedures.

All questions as to the form and validity (including the time of receipt) of notices of withdrawal will be determined by Dynex Capital in its sole discretion, and its determination shall be final and binding on all parties. None of Dynex Capital, the information agent or the exchange agent or any other person is or will be obligated to give notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice.

Withdrawals may not be rescinded, and shares properly withdrawn shall not be deemed to be duly tendered for purposes of the Note Offer. Withdrawn shares, however, may be re-tendered before the Expiration Time by again following the procedures described under “The Note Offer—How to Tender.”

If Dynex Capital extends the Note Offer, is delayed in its purchase of Preferred Stock or is unable to accept shares pursuant to the Note Offer for any reason, then, without prejudice to Dynex Capital rights under the Note Offer, the exchange agent may, subject to applicable law, retain tendered shares on behalf of Dynex Capital, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein.

Acceptance of Shares of Preferred Stock for Exchange; Delivery of Senior Notes to be Exchanged

Upon the terms and subject to the conditions of the Note Offer, promptly following the Expiration Time, Dynex Capital will accept for exchange shares properly tendered prior to the Expiration Time. Dynex Capital shall issue the Senior Notes and pay cash for excess amounts for shares of Preferred Stock that are properly tendered and not properly withdrawn (subject to the proration provisions and the other terms and conditions of the Note Offer and any required prorationing) only when, as and if it gives oral or written notice to the exchange agent of its acceptance of shares for exchange pursuant to the Note Offer. That notice, subject to the provisions of the Note Offer, may be given at any time after the Expiration Time.

Upon the terms and subject to the conditions of the Note Offer, promptly following the Expiration Time, Dynex Capital will accept up to an aggregate of 345,579 shares of its Series A Preferred Stock, up to an aggregate of 481,819 shares of its Series B Preferred Stock, and up to an aggregate of 479,512 shares of its Series C Preferred Stock properly tendered or such lesser number of shares as are properly tendered and not properly withdrawn.

Dynex Capital will pay for shares purchased pursuant to the Note Offer by depositing cash in lieu of fractional Senior Notes with the exchange agent, which will act as agent for the tendering stockholders for the purpose of receiving payment from Dynex Capital and transmitting any payment to the tendering stockholders. The Senior Notes will be issued to DTC in the name of its nominee, Cede & Co., and the accounts of its participants appropriately credited. Issuance of the Senior Notes is expected to occur no later than the Closing Date. Certificates for all tendered shares not purchased, including shares not purchased due to proration, will be credited after the Expiration Time or termination of the Note Offer to the account maintained with the Book-Entry Transfer Facility by the participant who so delivered the shares without expense to the tendering stockholder. In addition, if certain events occur, Dynex Capital may not be obligated to purchase any shares in the Note Offer. See “The Note Offer—Conditions to the Note Offer.”

Dynex Capital will pay all stock transfer taxes, if any, payable on the transfer to it of shares acquired pursuant to the Note Offer by stockholders of record. However, if the Senior Notes are to be registered in the name of any person other than the stockholder of record, or if tendered certificates are registered in the name of any person other than the person signing the respective letters of transmittal, the amount of any stock transfer taxes (whether imposed on the stockholder of record or such other person) payable on account of the transfer to such person will be deducted from the exchange price (i.e., the principal amount of the Senior Notes issued in the Note Offer), unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted. See Instruction 6 of the letter of transmittal.

Any tendering stockholder of record (or other payee) who fails to complete fully and sign the “Substitute Form W-9” included as part of the respective letter of transmittal may be subject to required back-up federal income tax withholding of 28% of the gross proceeds paid to such stockholder or other payee pursuant to the Note Offer. See “Material United States Federal Income Tax Consequences.”

Denominations

The Senior Notes will be issued only in denominations of $1,000 and integral multiples thereof, and we will issue cash in lieu of issuing Senior Notes in denominations less than $1,000.

Conditions to the Note Offer

We will not complete the Note Offer unless the following conditions are satisfied:

•	The holders of the Preferred Stock tender shares of Preferred Stock in the Note Offer that will result in the issuance of at least $10 million in principal amount of Senior Notes.

•	The Series D conversion is approved by the holders of each series of Preferred Stock, which requires the approval of the holders of two-thirds of the shares of each series of Preferred Stock.

•	The issuance of additional shares of Common Stock in conjunction with the Series D conversion and the potential future conversion of Series D Preferred Stock into additional indebtedness of Dynex Capital is approved by a majority of the holders of the Common Stock present at a meeting of the holders of the Common Stock at which a quorum is present.

•	The Indenture under which the Senior Notes will be issued is qualified under the Trust Indenture Act of 1939.

In addition, the completion of the Note Offer is subject to the conditions applicable to the completion of the Series D conversion, as described in the proxy statement accompanying this offering circular. These conditions include the occurrence of any of the following events that, in Dynex’s judgment make it inadvisable to proceed with the Note Offer or the Series D conversion:

(a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Note Offer or the completion of the Series D conversion, the acquisition of some or all of the shares pursuant to the Note Offer or otherwise relates in any manner to the Note Offer or the completion of the Series D conversion, or (ii) in Dynex Capital’s reasonable judgment, could (A) materially and adversely affect the business, condition (financial or otherwise), assets, income, operations or prospects of Dynex Capital and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of Dynex Capital or any of its subsidiaries or materially impair the contemplated benefits of the Note Offer or Series D conversion to Dynex Capital, (B) make the acceptance for payment of, or payment for, some or all of the tendered shares illegal or otherwise restrict or prohibit consummation of the Note Offer or Series D conversion or (C) delay or restrict the ability of Dynex Capital, or render Dynex Capital unable, to accept for payment or pay for or issue Senior Notes for some or all of the tendered shares or to complete the Series D conversion;

(b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Note Offer, the Series D conversion or Dynex Capital or any of its subsidiaries, by any court or any authority, agency or tribunal that, in Dynex Capital’s reasonable judgment, would or might directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above;

(c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative agency, authority or tribunal on, or any event that, in Dynex Capital’s reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States, (v) any significant decrease in the market price of the Preferred Stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable judgment of Dynex Capital, have a material adverse effect on Dynex Capital’s business, condition (financial or otherwise), assets, income, operations or prospects or the trading in the Preferred Stock, (vi) in the case of any of the foregoing existing at the time of the commencement of the Note Offer, a material acceleration or worsening thereof, or (vii) any decline in either the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Industrial Companies by an amount in excess of 10% measured from the close of business on January     , 2004;

(d) a tender or exchange offer for any or all of the shares of any class of capital stock of Dynex Capital (other than the Note Offer), or any merger, business combination or other similar transaction with or involving Dynex Capital or any subsidiary, shall have been proposed, announced or made by any person;

(e) (i) any person, entity or “group” (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of any class of capital stock (other than any such person, entity or group who has a Schedule 13G on file with the SEC as of January     , 2004 relating to share ownership in Dynex Capital and does not acquire beneficial ownership of an additional 2% or more of any class of capital stock or effect a change in filing status to Schedule 13D or (ii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or shall have made a public announcement reflecting an intent to acquire Dynex Capital or any of its subsidiaries or any of their respective assets or securities otherwise than in connection with a transaction authorized by the board;

(f) any change or changes shall have occurred in the business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership of Dynex Capital or its subsidiaries that, in Dynex Capital’s reasonable judgment, is or may be material to Dynex Capital or its subsidiaries;

(g) Dynex Capital determines that it is unable to secure the listing of the Senior Notes and/or the Series D Preferred Stock on an appropriate exchange or market; or

(h) Dynex Capital determines that the consummation of the Note Offer or the Series D conversion may adversely affect Dynex Capital’s ability to qualify as a real estate investment trust.

Any determination by Dynex Capital concerning any events described in this section and any related judgment or decision by Dynex Capital regarding the inadvisability of proceeding with the Note Offer or Series D conversion shall be final and binding upon all parties. The foregoing conditions are for the sole benefit of Dynex Capital and may be asserted by Dynex Capital in circumstances giving rise to those conditions or may be waived by Dynex Capital in whole or in part. However, unless sooner terminated, the Note Offer will remain open until all conditions have been satisfied or waived. Dynex Capital’s failure at any time to exercise any of the foregoing shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. However, Dynex Capital cannot waive the conditions requiring the requisite approvals of the holders of Preferred Stock and Common Stock.

Source and Amount of Funds

The cash to be paid in connection with this Note Offer for validly tendered shares of Preferred Stock, as well as for the costs and expenses of this Note Offer, will come from cash on hand, or funds generated in the ordinary course of business. At September 30, 2003, our cash and cash equivalents were approximately $9.2 million (unaudited). We expect to pay the interest and repay the principal on the Senior Notes from cash flow generated by our investment portfolio. For the quarter ended September 30, 2003, our investment portfolio produced a cash flow of approximately $14.0 million (unaudited), and for the quarter ended December 31, 2003, our investment portfolio generated cash flow of approximately $13.2 million (unaudited).

Exchange Agent

The name and address of the exchange agent are set forth on the back cover of this offering circular.

Information Agent

The name and address of the information agent are set forth on the back cover of this offering circular.

Letters of transmittal and certificates representing the shares of Preferred Stock tendered should not be sent to the information agent. See “The Note Offer—How to Tender.”

Fees and Expenses

The estimated fees and expenses payable by Dynex Capital in connection with the Note Offer and the Series D conversion are set forth in the table below:

Legal, Accounting and Other Professional Fees	$280,000
Printing and Mailing Costs	70,000
Information Agent	10,000
Listing Fees	27,000
Filing Fees	4,500
Miscellaneous	10,500

Total	$402,000

Dynex Capital will be responsible for all fees and expenses incurred by it in connection with the Note Offer and the Series D conversion.

No Financial Advisor

No financial advisor has been retained to render, and no financial advisor has rendered, an opinion as to the fairness of the Note Offer to holders of our Preferred Stock or to solicit exchanges of Preferred Stock for Senior Notes.

Exemption from Registration Requirements

The Senior Notes to be included in the Note Offer will be issued pursuant to an exemption from the registration requirements of the Securities Act under Section 3(a)(9) of the Securities Act. Section 3(a)(9) provides for an exemption from registration for any security exchanged by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. When securities are exchanged for other securities of an issuer under Section 3(a)(9), the securities received in essence assume the character of the exchanged securities for purposes of the Securities Act. Accordingly, if tendering stockholders tender shares of Preferred Stock that are “restricted securities” within the meaning of Rule 144 under the Securities Act because of their status as an affiliate of Dynex Capital, the Senior Notes those tendering stockholders will receive in the Note Offer will not be freely tradable and any resale would have to comply with applicable exemptions under the securities laws, including without limitation, Rule 144(k) under the Securities Act. If the shares of Preferred Stock tendering stockholders tender are not so “restricted,” the Senior Notes that those tendering stockholders receive will be freely tradable.

Certain Legal Matters; Regulatory Approvals

Dynex Capital is not aware of any license or regulatory permit material to its business that is reasonably likely to be adversely affected by Dynex Capital’s acquisition of shares of Preferred Stock as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority, agency, or tribunal, domestic or foreign, that would be required for the acquisition or ownership of shares by Dynex Capital as contemplated herein. Should any such approval or other action be required, Dynex Capital presently contemplates that such approval or other action will be sought or taken. Dynex Capital is unable to predict whether it will be required to delay the acceptance for payment of or payment for shares tendered pursuant to the Note Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to Dynex Capital’s business. Dynex Capital’s obligations under the Note Offer to accept for payment, and pay for and issue Senior Notes for, shares are subject to certain conditions. See “The Note Offer—Conditions to the Note Offer.”

Miscellaneous Matters

Dynex Capital is not aware of any jurisdiction in which the making of the Note Offer is not in compliance with applicable law. If Dynex Capital becomes aware of any jurisdiction where the making of the Note Offer or the acceptance or purchase of the shares is not in compliance with any valid applicable law, Dynex Capital will make a good faith effort to comply with such law. If, after such good faith effort, Dynex Capital cannot comply with such law, the Note Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Note Offer to be made by a licensed broker or dealer, the Note Offer shall be deemed to be made on Dynex Capital’s behalf by one or more registered brokers or dealers licensed under the laws of the jurisdiction.

Pursuant to Rule 13e-4 promulgated under the Exchange Act, Dynex Capital has filed with the SEC an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the Note Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained at the same places and in the same manner as is set forth under “Where You Can Find More Information – Schedule TO.”

Payment of Expenses

The Note Offer is being made by Dynex Capital in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof. Therefore, Dynex Capital will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of the Preferred Stock. However, regular employees of Dynex Capital (who will not be additionally compensated therefor) may solicit tenders and will answer inquiries concerning the Note Offer.

Dynex Capital has retained MacKenzie Partners, Inc. to act as information agent and Wachovia Bank, N.A. to act as exchange agent in connection with the Note Offer. The information agent may contact holders of shares by mail, telephone, facsimile, telex, telegraph and personal interviews and may request nominees to forward materials relating to the Note Offer to beneficial owners. The information agent and the exchange agent will each receive reasonable and customary compensation for their respective services.

No fees or commissions will be payable by Dynex Capital to brokers, dealers or other persons (other than fees to the information agent and exchange agent as described above) for soliciting tenders of shares pursuant to the Note Offer. A stockholder holding shares through a nominee is urged to consult such nominee to determine whether transaction costs are applicable if such stockholder tenders shares through such nominee and not directly to the exchange agent. Dynex Capital will, however, upon request, reimburse nominees for customary mailing and handling expenses incurred by them in forwarding the Note Offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No nominee has been authorized to act as the agent of Dynex Capital, the information agent or the exchange agent for purposes of the Note Offer. Dynex Capital will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares except as otherwise provided under “The Note

Offer—Acceptance of Shares of Preferred Stock for Exchange; Delivery of Senior Notes to be Exchanged” or Instruction 6 in the letter of transmittal.

PURPOSES AND EFFECTS OF THE NOTE OFFER

Our board of directors believes the Note Offer gives holders of each series of Preferred Stock desiring to sell their shares of Preferred Stock the opportunity to liquidate a portion of their holdings of Preferred Stock at respective exchange prices representing a premium to the bid price prior to the announcement of the Note Offer of each series of Preferred Stock, as set forth in the table below based on the closing per share bid price of each series of Preferred Stock on January 7, 2004, the last trading day ending before the announcement of the Note Offer.

	Senior Notes Price/Share	Closing Bid Price January 7, 2004	Premium
Series A Preferred Stock	$27.84	$26.50	5.1%
Series B Preferred Stock	$28.42	$26.90	5.7%
Series C Preferred Stock	$34.80	$34.30	1.5%

In addition, our board believes the Note Offer should provide greater liquidity for holders of the Preferred Stock at the price levels represented by the respective exchange prices. The table below sets forth (i) the recent monthly trading volume of each series of Preferred Stock on the Nasdaq National Market during the months of October, November, and December 2003, and (ii) the percentage of the number of shares outstanding represented by the annualized volume (based upon such three month period). In the aggregate, if the Note Offer is fully subscribed, the shares of Preferred Stock to be purchased pursuant to the Note Offer represents approximately 961% of the annualized trading volume.

	Trading Volume 2003				Annualized as %
	October	November	December	Total	of Shares Outstanding
Series A Preferred Stock	2,900	2,700	2,600	8,200	6.65%
Series B Preferred Stock	10,300	3,900	5,700	19,900	11.57%
Series C Preferred Stock	1,700	600	3,600	5,900	3.45%

Total:	14,900	7,200	11,900	34,000	7.29%

While giving holders of Preferred Stock desiring such liquidity the opportunity to sell their Preferred Stock at a premium to the bid prices as described above, the Note Offer also permits us to purchase shares of Preferred Stock tendered pursuant to the Note Offer at a substantial discount from the liquidation preference provided for in the articles of amendment governing the terms of the Preferred Stock. In the event of liquidation, the holders of all series of Preferred Stock will be entitled to receive out of our assets, prior to any such distribution to holders of our Common Stock, the issue price per share of the series of Preferred Stock in cash, plus any accrued and unpaid dividends.

Assuming that the minimum 17.5% of shares of each series are tendered and accepted in the Note Offer, on a pro-forma basis, as of September 30, 2003, total shareholders’ equity would have declined from $161,428,000 to $151,026,000; the aggregate liquidation preference of the Series A Preferred Stock would have declined from $             to $            ; the aggregate liquidation preference of the Series B Preferred Stock would have declined from $             to $            ; the aggregate liquidation preference of the Series C Preferred Stock would have declined from $             to $            ; the aggregate liquidation preference for all series of Preferred Stock will decline from $             to $            ; and the book value per share of Common Stock inclusive of accrued and unpaid preferred dividends, will increase from $             to $             per share.

Assuming that the maximum 70% of shares of each series are tendered and accepted in the Note Offer, on a pro-forma basis, as of September 30, 2003, total shareholders’ equity would have declined from $161,428,000 to $121,026,000; the aggregate liquidation preference of the Series A Preferred Stock would have declined from $             to $            ; the aggregate liquidation preference of the Series B Preferred Stock would have declined from $             to $            ; the aggregate liquidation preference of the Series C Preferred Stock would have declined from $             to $            ; the aggregate liquidation preference for all series of Preferred Stock will decline from $             to $            ; and the book value per share of Common Stock inclusive of accrued and unpaid preferred dividends, will increase from $             to $             per share.

In addition, the retirement of the tendered shares of the Preferred Stock at a discount to their respective full liquidation preferences will improve the ratio of net assets available to satisfy the liquidation preference of the shares of Series D Preferred Stock into which the shares of Preferred Stock not tendered in the Note Offer will be converted.

The other reasons considered by the board of directors in deciding to pursue the recapitalization, including the Note Offer, are described in “Special Factors—Background of the Recapitalization,” “—Reasons for the Note Offer,” and “—Recommendation of the Board of Directors; Fairness of the Recapitalization.”

The Note Offer provides to holders of Preferred Stock the opportunity to dispose of those shares at a premium to the bid prices as of January 7, 2004 and without the usual transaction costs associated with open market sales, where those shares are tendered by the stockholder of record directly to the exchange agent. The Note Offer also may provide such stockholders greater liquidity for their Preferred Stock than what is otherwise generally available in the market. A stockholder whose shares are held through a nominee should contact such nominee to determine whether any transaction costs apply to any sales of Preferred Stock pursuant to the Note Offer. In addition, the Note Offer gives stockholders the opportunity to dispose of their Preferred Stock at prices greater than the market prices prevailing prior to the announcement of the Note Offer. Stockholders are urged to obtain current market quotations for their shares. See “Price Range of Preferred Stock.” The Note Offer also allows stockholders to dispose of a portion of their shares while retaining a continued equity interest in Dynex Capital.

In determining whether to tender shares pursuant to the Note Offer, stockholders should consider the possibility that they may be able to sell their future shares of Series D Preferred Stock on the Nasdaq National Market or New York Stock Exchange or otherwise, including in connection with any subsequent tender offer or any subsequent sale, merger or liquidation of Dynex Capital (none of which is currently contemplated), at a net price higher than the respective exchange prices. We intend to apply for listing of the new Series D Preferred Stock for quotation on the Nasdaq National Market or for listing on the New York Stock Exchange. However, there is no assurance that the Series D Preferred Stock will be listed on the Nasdaq National Market or the New York Stock Exchange that a liquid trading market will develop for the Series D Preferred Stock. If a trading market does develop, there can be no assurance as to any price at which the Series D Preferred Stock will trade.

The board has approved the Note Offer and believes that it provides holders of Preferred Stock desiring to dispose of some or all of their shares a reasonable opportunity to do so at a premium to the closing bid price of the respective series of Preferred Stock on January 7, 2004. You must, however, make your own decision whether to tender shares and, if so, how many shares to tender. Neither Dynex Capital nor its board makes any recommendation to you with respect to the Note Offer, and no person has been authorized by Dynex Capital or its board to make any such recommendations. Certain members of the board of directors of Dynex Capital have informed Dynex Capital that they will participate in the Note Offer.

Shares of Preferred Stock that Dynex Capital acquires under the Note Offer will be cancelled. Following completion of the Note Offer, as part of the Series D conversion, the outstanding shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock will be exchanged for shares of Series D Preferred Stock and Common Stock, and the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock will be cancelled.

Except as otherwise disclosed in this offering circular or the accompanying proxy statement, Dynex Capital has no plans, proposals or negotiations that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Dynex Capital or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Dynex Capital or any of its subsidiaries;

•	any change in the present policy to pay dividends only out of taxable income, or, if applicable, as required to maintain its status as a real estate investment trust;

•	any class of equity securities of Dynex Capital being delisted from a national securities exchange;

•	any class of equity securities of Dynex Capital becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	any change in the present board of directors or management of Dynex Capital, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board of directors or to change any material term of the employment contract of any executive officer;

•	any other material change in Dynex Capital’s corporate structure or business;

•	the suspension of Dynex Capital’s obligation to file reports under the Exchange Act;

•	the acquisition by any person of additional securities of Dynex Capital or the disposition of securities of Dynex Capital; or

•	any change in Dynex Capital’s articles of incorporation and bylaws or other governing instruments or other actions which could impede the acquisition of control of Dynex Capital.

If the Note Offer and the Series D conversion are completed, shares of Preferred Stock that are not tendered in the Note Offer will be automatically converted into shares of new Series D Preferred Stock and Common Stock. For holders of a series of Preferred Stock who do not tender their shares, there is no assurance that the price of the Series D Preferred Stock will not trade below the price currently being offered by Dynex Capital pursuant to the Note Offer. For holders of a series of Preferred Stock who do tender, there is no assurance that the trading price of the Series D Preferred Stock will not be higher than the prices being offered by this Note Offer.

CAPITALIZATION

The following table sets forth our capitalization at September 30, 2003 and pro forma information to reflect the effect of the recapitalization, assuming (1) that the minimum of 17.5% of the shares of each series are tendered and accepted in the Note Offer at the prices offered herein, with the balance of the Preferred Stock converted to Series D Preferred Stock, and (2) alternatively, that the maximum of 70% of the shares of each series are tendered and accepted in the Note Offer at the prices offered herein, with the balance of the Preferred Stock converted to Series D Preferred Stock, in each case as if the recapitalization had occurred on September 30, 2003.

	September 30, 2003
(dollars in thousands, except share data)	Actual	As Adjusted
Total Debt:		17.5% (Min.)	70% (Max.)
Non-recourse debt—collateralized bonds	$1,776,110	$1,776,110	$1,776,110
Senior Notes	14,059	10,000	40,000
Accrued expenses and other liabilities	1,200	1,200	1,200

Total debt	1,791,369	1,787,310	1,817,310

Shareholders’ Equity:
Series A Preferred Stock	11,274	—	—
Series B Preferred Stock	16,109	—	—
Series C Preferred Stock	19,630	—	—
Series D Preferred Stock	—	46,731	16,731
Common stock, par value	109	120	113
Additional paid in capital	360,684	358,433	358,439
Net unrealized gain on investments available-for-sale	(3,965)	(3,965)	(3,965)
Accumulated deficit	(242,413)	(250,292)	(250,292)

Total shareholders’ equity	161,428	151,026	121,026

Total capitalization	$1,952,797	$1,938,336	$1,938,336

PRICE RANGE OF PREFERRED STOCK

Our shares of Preferred Stock are listed for trading on the Nasdaq National Market under the symbol “DXCPP” for the Series A Preferred Stock, “DXCPO” for the Series B Preferred Stock, and “DXCPN” for the Series C Preferred Stock. The following table sets forth for the calendar quarters indicated the range of the high and low sale prices for each series of Preferred Stock on the Nasdaq National Market since the first quarter of 2001.

	SERIES A		SERIES B		SERIES C
	HIGH	LOW	HIGH	LOW	HIGH	LOW
2001
1st Quarter	$12.25	$6.63	$12.31	$7.00	$13.25	$7.81
2nd Quarter	12.90	10.15	12.60	9.93	15.55	12.05
3rd Quarter	14.20	11.40	14.40	11.89	18.00	13.97
4th Quarter	16.90	15.90	17.09	16.20	21.10	20.00
2002
1st Quarter	$18.80	$15.63	$19.00	$15.85	$23.00	$20.00
2nd Quarter	22.75	18.46	22.75	18.40	28.25	22.50
3rd Quarter	22.25	20.50	22.46	21.00	28.00	24.60
4th Quarter	22.50	20.41	22.25	20.50	28.00	25.70
2003
1st Quarter	$24.24	$22.50	$24.06	$22.25	$29.77	$27.51
2nd Quarter	25.10	22.82	25.15	23.32	31.25	28.43
3rd Quarter	26.25	24.45	26.48	24.71	31.81	30.50
4th Quarter	28.25	25.35	27.89	26.30	34.30	31.75

On January 7, 2004, the last trading day ending prior to the announcement of the Note Offer, the closing per share sales price of the Series A Preferred Stock, as reported on the Nasdaq National Market, was $28.50, and the closing per share bid price was $26.50. As of January 7, 2004, the exchange price of $27.84 per share for Senior Notes for the Series A Preferred Stock represented a premium of 5.1% above the bid price. As of January 7, 2004, the closing per share sales price of the Series B Preferred Stock was $28.00, and the closing per share bid price was $26.90. As of January 7, 2004, the exchange price of $28.42 per share for Senior Notes for the Series B Preferred Stock represented a premium of 5.7% above the bid price. As of January 7, 2004, the closing per share sales price of the Series C Preferred Stock was $34.30, and the closing per share bid price was $34.30. As of January 7, 2004, the exchange price of $34.80 per share for Senior Notes for the Series C Preferred Stock represented a premium of 1.5% above the bid price. You should obtain current quotations of the market price of the shares of Preferred Stock and consult an independent financial advisor.

DIVIDENDS

Dividends on the Preferred Stock are cumulative and equal, per share, to the greater of (i) the per quarter base rate of $0.585 for Series A Preferred Stock and Series B Preferred Stock, and $0.73 for Series C Preferred Stock, or (ii) one-half times the per share quarterly dividend declared on our common stock. During the first two quarters of 1999, we declared dividends in the aggregate amount of $1.17 per share on our shares of Series A Preferred Stock and Series B Preferred Stock, and $1.46 per share on our shares of Series C Preferred Stock. During 2000, we did not declare any dividends. During the second quarter of 2001, we declared dividends of $0.2925 per share on our shares of Series A Preferred Stock and Series B Preferred Stock, and $0.3649 per share on our shares of Series C Preferred Stock. During the third quarter of 2002, we declared dividends of $0.2925 per share on our shares of Series A Preferred Stock and Series B Preferred Stock, and $0.3651 per share on our shares of Series C Preferred Stock. During the third quarter of 2003, we declared dividends of $0.8775 per share on our shares of Series A

52

Preferred Stock and Series B Preferred Stock, and $1.0950 per share on our shares of Series C Preferred Stock. The 2001, 2002 and 2003 dividends were declared in order for us to maintain our status as a real estate investment trust. We have not declared a dividend on any shares of our Preferred Stock since the third quarter of 2003.

As of September 30, 2003, the total amount of dividends in arrears on the Series A Preferred Stock was $4,187,000 ($8.48 per Series A Preferred Stock share), on the Series B Preferred Stock $5,837,000 ($8.48 per Series B Preferred Stock share), and on the Series C Preferred Stock $7,249,000 ($10.58 per Series C Preferred Stock share).

RATIO OF EARNINGS TO FIXED CHARGES

The following table gives pro forma effect to the Note Offer and the Series D conversion, assuming (1) that the minimum 17.5% of shares of each series are tendered for Senior Notes in the Note Offer, and (2) alternatively, that the maximum 70% of shares of each series are tendered for Senior Notes in the Note Offer.

The pro forma information also considers the costs of the Note Offer and the Series D conversion. This information should be read in conjunction with the summary historical and pro forma financial information included elsewhere in this proxy statement.

	Nine Months Ended September 30, 2003			Year Ended December 31, 2002			Year Ended December 31, 2001
	Actual	Pro Forma		Actual	Pro Forma		Actual
		17.5%	70%		17.5%	70%
		(Min.)	(Max.)		(Min.)	(Max.)
Ratio of earnings to fixed charges (1)(2)(3)(4)(5)	(5.13):1	(3.51):1	(1.80):1	(3.38):1	(2.34):1	(1.22):1	(2.00):1

(1)	Assumes the 2005 Senior Notes were paid off prior to new Senior Notes being issued.
(2)	For purposes of computing the ratios, “earnings” consists of net income (loss) plus interest and debt expense and excludes fixed charges related to the collateralized bonds issued by Dynex Capital which are non-recourse to Dynex Capital. This sum is divided by fixed charges, which includes total interest and debt expense, to determine the ratio of available earnings to fixed charges.
(3)	That ratio of earnings to fixed charges is below 1:1 in 2003, 2002 and 2001 due to non-cash charges associated with provision for losses and impairment and other charges. The shortfall for the ratio of earnings to fixed charges relative to a ratio of 1:1 was $9,442,000, $9,360,000 and $21,209,000 for 2003, 2002 and 2001, respectively.
(4)	The ratio of earnings to fixed charges on a pro forma basis, assumes the Senior Notes were issued on 17.5% of the preferred shares effective as of January 1, 2002. The shortfall for the ratio of earnings to fixed charges on a pro forma basis relative to a ratio of 1:1 was $10,154,000 and $10,310,000 for the nine months ended September 30, 2003 and the year 2002, respectively.
(5)	The ratio of earnings to fixed charges on a pro forma basis, assumes the Senior Notes were issued on 70% of the preferred shares effective as of January 1, 2002. The shortfall for the ratio of earnings to fixed charges on a pro forma basis relative to a ratio of 1:1 was $12,292,000 and $13,160,000 for the nine months ended September 30, 2003 and the year 2002, respectively.

BOOK VALUE PER SHARE

As of September 30, 2003, the date of Dynex Capital’s most recent balance sheet, Dynex Capital’s book value per share of Common Stock (inclusive of the liquidation preference on the Preferred Stock) was $8.73. Giving effect to the Note Offer and the Series D conversion, assuming that the minimum of 17.5% of shares of each series of Preferred Stock is tendered for Senior Notes in the Note Offer, Dynex Capital’s book value per share of Common Stock (inclusive of the liquidation preference on the new Series D Preferred Stock) would have been $8.73 as of September 30, 2003. Giving effect to the Note Offer and the Series D conversion, assuming that the maximum of 70% of shares of each series of Preferred Stock is tendered for Senior Notes in the Note Offer, Dynex Capital’s book value per share of Common Stock (inclusive of the liquidation preference on the new Series D Preferred Stock) would have been $9.26 as of September 30, 2003.

BUSINESS

General

We are a financial services company, which invests in loans and securities consisting of or secured by, principally single family mortgage loans, commercial mortgage loans, manufactured housing installment loans and delinquent property tax receivables. The loans and securities in which we invest have generally been pooled and pledged (i.e. securitized) as collateral for non-recourse bonds (“collateralized bonds”), which provides long-term financing for such loans while limiting credit, interest rate and liquidity risk. We have elected to be treated as a REIT for federal income tax purposes under the Internal Revenue Code of 1986, as amended, and, as such, must distribute substantially all of our taxable income to shareholders. Provided that we meet all of the prescribed Internal Revenue Code requirements for a REIT, we will generally not be subject to federal income tax.

Our primary focus in the near term is on maximizing cash flows from our investment portfolio, opportunistically calling (redeeming) securities pursuant to “clean-up” calls if the underlying collateral has value for us and securing third-party servicing contracts to leverage our delinquent property tax receivables platform. During the first nine months of 2003, our investment portfolio generated net cash flows of $43.8 million, including $14.0 million in the third quarter. Depending on prepayment activity on the underlying assets in the investment portfolio, collection activity on the delinquent property tax receivable portfolio and the absolute level of short-term interest rates which directly impacts our financing costs, we estimate that cash flow for the balance of 2003 will be similar to amounts generated during the first nine months of the year. In September 2003, we redeemed or otherwise retired $14 million of our 9.50% 2005 Senior Notes.

We have entered into an agreement to service $7.5 million of liens on real estate for a regional utility in Pennsylvania. We will be compensated based on the results of our collection efforts. Given the existing infrastructure now in place to service our investment in property tax receivables, the incremental cost to service these liens is marginal. We will seek to gain other third-party servicing contracts in the future.

We also own the right to call adjustable-rate and fixed-rate mortgage pass-through securities previously issued and sold by us once the outstanding balance of such securities reaches a call trigger, generally either 10% or less of the original amount issued or a specified date. During the quarter ended September 30, 2003, we called approximately $23.1 million of securities, and subsequently sold approximately $20 million of the underlying seasoned single-family mortgage loan collateral at a gain of $0.8 million. At September 30, 2003, the callable balance at the time of the projected call of the one remaining security expected to reach a call trigger this year is approximately $32.1 million.

Our board of directors continues to evaluate alternatives for the use of our cash flow in an effort to improve overall shareholder value. To that end, we formed a board committee to review possible strategic alternatives. This review included a number of alternatives, including the acquisition of a new business. See “Special Factors—Background of the Recapitalization.” We have a net operating loss carryforward of approximately $130 million which can be utilized to offset REIT distribution requirements, other than excess inclusion income, which would allow us to retain capital for investment in a new strategic alternative. In addition, we could use the net operating loss carryforward to shelter taxable income from income tax for any taxable-REIT subsidiary or for the company itself if we were to forego our REIT status.

This “Business” section should be read in conjunction with the “Business” sections contained in our 2002 annual report on Form 10-K/A and our third quarter 2003 quarterly report on Form 10-Q, which are incorporated by reference in this offering circular. If any statement contained in the 10-K/A or the 10-Q enclosed with this offering circular is modified or superseded by a statement in this offering circular, or any amended filings to this offering circular, such statement contained in the enclosed 10-K/A or 10-Q will be deemed for the purposes of this offering circular, or any amended filing, to have been modified or superseded by the statement in this offering circular, or the amended filing, and the statement contained in the enclosed 10-K/A or the 10-Q is incorporated by reference herein only as modified or to the extent it is not superseded.

MANAGEMENT

The Board of Directors

Our board of directors currently consists of seven members. The board of directors is divided into Common Stock directors and Preferred Stock directors. There are five directors that are elected by the holders of our Common Stock and two directors that are elected by the holders of our Preferred Stock. The Common Stock directors serve until their terms expire at the next annual meeting of stockholders in 2004 and the Preferred Stock directors serve until the earlier of: (a) the date upon which (i) the consolidated shareholders’ equity of Dynex Capital at the end of any subsequent calendar quarter equals or exceeds $80 million and 150% of the aggregate liquidation preference of the then outstanding preferred stock and (ii) quarterly dividends on the Series A, Series B and Series C preferred stock are current, or (b) the next annual meeting of the stockholders. The following table sets forth the composition of the board of directors:

Common Stock Directors (Term Expiring in 2004)	Preferred Stock Directors (Term Expiring No Later Than 2004)
Thomas B. Akin	Leon A. Felman
J. Sidney Davenport	Barry Igdaloff
Thomas H. Potts
Donald B. Vaden
Eric P. Von der Porten

The following information sets forth as of December 31, 2003, the names, ages, principal occupations and business experience for our directors. Unless otherwise indicated, the business experience and principal occupations shown for each director has extended five or more years.

Thomas B. Akin (51), has been a director of Dynex Capital since May 2003, and Chairman since May 30, 2003. He also has served as the managing general partner of Talkot Capital, LLC located in Sausalito, California since 1995. Talkot Capital is the general partner for various limited partnerships investing in both private and public companies. From 1991 to 1994, Mr. Akin was the managing director of the Western United States for Merrill Lynch Institutional Services. Mr. Akin had been the regional director of the San Francisco and Los Angeles regions for Merrill Lynch Institutional Services from 1981 to 1991. Prior to Merrill Lynch, Mr. Akin was an employee of Salomon Brothers from 1978 to 1981. Mr. Akin is currently on the board of directors of Acacia Research Inc.1

J. Sidney Davenport (62), has been a director of Dynex Capital since its organization in December 1987. Mr. Davenport retired from The Ryland Group, Inc., a publicly-owned corporation engaged in residential housing construction and mortgage-related financial services, where he was a Vice President from March 1981 to January 1998. Mr. Davenport was Executive Vice President of Ryland Mortgage Company from April 1992 to January 1998. Mr. Davenport served as a director of Mentor Income Fund, Inc., a publicly traded closed-end mutual fund, from June 1992 to August 1993.

Thomas H. Potts (54), has been a director of Dynex Capital since its organization in December 1987. From 1987 to June 2002, Mr. Potts served as President of Dynex Capital. Prior to that, Mr. Potts served in various positions on behalf of The Ryland Group, Inc. and its affiliates. Mr. Potts also served as President and director of Mentor Income Fund, Inc. from its inception in December 1988 until June 1992. Mr. Potts is currently the Executive Vice President, People, Process and Strategy for IndyMac Bancorp, Inc. located in Pasadena, California.

Donald B. Vaden (68), has been a director of Dynex Capital since January 1988. He is the retired past Chairman of Residential Home Funding Corporation where he served from December 1992 until February 1995. In March 1995, Mr. Vaden resumed practicing law specializing in mediation and arbitration, and is certified for general and family mediation by the Supreme Court of Virginia.

Eric P. Von der Porten (46), has been a director of Dynex Capital since May 2002. Since 1997, Mr. Von der Porten has served as the managing member of Leeward Investments, LLC, the general partner of Leeward Capital, L.P. Mr. Von der Porten earned an A.B. from the University of Chicago and an M.B.A. from the Stanford Graduate School of Business.

Leon A. Felman (68), has been a director of Dynex Capital since November 2000. Mr. Felman has been a director of Allegiant Bancorp, Inc., a St. Louis, Missouri based bank holding company, since 1992 and a director of Allegiant Bank & Trust Company, Inc. since 2001. Mr. Felman also serves on the audit committee, the real estate committee and chairs both the nominating and corporate governance committee and the ethics committee of Allegiant Bancorp. From 1968 to 1999, Mr. Felman was the president and chief executive officer of Sage Systems, Inc., which operated twenty-eight Arby’s restaurants in the St. Louis, Missouri metropolitan area. He also currently serves as the managing operating partner of Sage Systems Liquidating Trust, LLC and is the managing partner of Felman Family Partnership, LP. Mr. Felman has been a private investor in financial institutions since 1999. Mr. Felman graduated from Carnegie Institute of Technology with a B.S. in Industrial Administration.

Barry Igdaloff (49), has been a director of Dynex Capital since November 2000. Mr. Igdaloff has been a registered investment advisor and the sole proprietor of Rose Capital in Columbus, Ohio, since 1995. Mr. Igdaloff graduated from Indiana University in 1976 with a B.S.B. in Accounting and in 1978 graduated from Ohio State University with a J.D. in law. Mr. Igdaloff is a non-practicing certified public accountant and a non-practicing attorney.

[1]	Mr. Akin is the managing general partner of Talkot Capital, LLC. During 1999, Talkot Capital and several other investors invested in Infotec Commercial Systems, Inc. (“Infotec”), a privately held company that provided training in computer technology to businesses throughout the United States. In 2001, Mr. Akin served as Chairman of the Board of Directors of Infotec, which filed for relief under Chapter VII of the United States Bankruptcy Code resulting in the liquidation of the company’s assets. The investors of Infotec, including Talkot Capital, did not receive any return on capital.

Executive Officer Who Is Not A Director

The position of President is currently vacant.

Stephen J. Benedetti (41), Executive Vice President, Chief Financial Officer and Secretary. Mr. Benedetti serves at the discretion of Dynex Capital’s board of directors. Mr. Benedetti has served as Executive Vice President, Chief Financial Officer and Secretary since September 2001. From May 2000 to September 2001, Mr. Benedetti was the Acting Chief Financial Officer and Acting Secretary. From October 1997 until August 2001, Mr. Benedetti served as Vice President and Treasurer of Dynex Capital; and from September 1994 until December 1998, he served as Vice President and Controller. From March 1992 until September 1994, he served as Director of Accounting and Financial Reporting for National Housing Partnerships, a national multifamily housing syndicator and property management concern. Mr. Benedetti also served as audit manager for Deloitte & Touche from 1985 to 1992, where he provided audit and consulting services to various clients primarily in the financial services and real estate development industries. Mr. Benedetti graduated from Virginia Tech in 1985 with a bachelor’s degree in accounting and became a certified public accountant in 1986.

Employment Agreement

Mr. Benedetti is currently employed under an employment agreement with Dynex Capital, effective March 18, 2002. Mr. Benedetti’s prior employment agreement dated September 4, 2001, was made a part of the new agreement. Under the new agreement, which expires June 30, 2004, Mr. Benedetti receives his current base salary of $180,000 per annum, adjusted each January 1st for inflation. Mr. Benedetti received incentive compensation of $120,000 on June 30, 2002 and, thereafter is entitled to receive up to 66.7% of his base salary for the period ending each June 30th as approved by Dynex Capital’s compensation committee. The employment agreement will terminate in the event of Mr. Benedetti’s death or total disability, may be terminated by Dynex Capital with “cause” (as defined in the agreement) or for any reason other than cause, and may be terminated by the resignation of Mr. Benedetti. If the employment agreement is terminated by Dynex Capital for any reason other than cause, total disability or death, then Dynex Capital shall pay to Mr. Benedetti his salary for a period equal to the lesser of one year, or through the expiration date of the employment agreement. Dynex Capital has also agreed to give Mr. Benedetti six months notice if his employment agreement will not be renewed.

Certain Relationships and Related Transactions

Dynex Capital and a former affiliate, Dynex Commercial, Inc. (“DCI”), entered into a Litigation Cost Sharing Agreement in 2001, whereby the parties set forth how the costs of defending against certain litigation in which both Dynex Capital and DCI have been named as defendants would be shared. Dynex Capital agreed to fund all costs of such litigation, including DCI’s portion. The costs funded by Dynex Capital are considered loans and bear simple interest at the prime rate of interest plus 8% per annum. Until December 2000, DCI was a subsidiary of Dynex Holding, Inc. (“DHI”), an affiliate of Dynex Capital which was merged into Dynex Capital in December 2000. All litigation against DCI relates to the activities of DCI while it was a subsidiary of DHI. As of September 30, 2003, Dynex Capital had funded $2,961,000 of litigation costs, including settlement amounts. DCI has no assets, and has asserted counterclaims in the litigation. The parties have agreed that any proceeds from any counterclaims will be distributed 100% to Dynex Capital and 0% to DCI. ICD Holding, Inc. is the sole stockholder of DCI. Mr. Potts and Mr. Benedetti are the stockholders of ICD Holding, Inc.

During 1999, we made a loan to Mr. Potts, evidenced by a promissory note in the aggregate principal amount of $934,500, with interest accruing on the outstanding balance at the prime rate of interest plus .05% per annum through 1999, and for 2000 and 2001 at the short-term monthly “applicable federal rate” based on tables published by the Internal Revenue Service. All of Mr. Potts’s directly owned shares of Dynex Capital Common Stock were pledged as collateral to secure the note, except for his 401(k) holdings. Mr. Potts repaid the note in full in 2002.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of Common Stock, par value $0.01 per share and 50,000,000 shares of Preferred Stock, par value $0.01 per share. The relative rights of our Common Stock and Preferred Stock are defined by our Amended Articles of Incorporation as well as by our Amended By-laws and the Virginia Stock Corporation Act. Set forth below is summary of the relative rights of our Common Stock and Preferred Stock.

Common Stock

Subject to the rights of holders of any series of Preferred Stock which may from time to time be issued, holders of Common Stock are entitled to one vote per share on matters acted upon at any stockholders’ meeting, including the election of directors, and to dividends when, as and if declared by the board of directors out of funds legally available therefor. We have not paid any dividends on our Common Stock since 1998. There is no cumulative voting and the Common Stock is not redeemable. In the event of any liquidation, dissolution or winding up of Dynex Capital, each holder of Common Stock is entitled to share ratably in all of our assets remaining after the payment of liabilities and any amounts required to be paid to holders of Preferred Stock, if any. Holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by Dynex Capital. All shares of Common Stock now outstanding are fully paid and non-assessable. Our Common Stock is traded on the New York Stock Exchange under the ticker symbol “DX.” As of January     , 2004, there were approximately              holders of record of Common Stock. This number was derived from our stockholder records, and does not include beneficial owners of our Common Stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries. As of January     , 2004, we had issued and outstanding 10,873,903 shares of Common Stock.

Preferred Stock

Our board of directors is authorized to issue shares of Preferred Stock in one or more series and to determine the voting rights, preferences as to dividends, and the liquidation, conversion, redemption and other rights of each series. The issuance of a series with voting and conversion rights may adversely affect the voting power of the holders of Common Stock. As of the close of business January 7, 2004, we had issued and outstanding 493,595 shares of Series A Preferred Stock, 688,189 shares of Series B Preferred Stock and 684,893 shares of Series C Preferred Stock.

The Series A Preferred Stock is listed and traded on the Nasdaq National Market under the symbol “DXCPP.” As of January 7, 2004 (the last trading day ending prior to the announcement of the Note Offer), the closing per share sales price of the Series A Preferred Stock, as reported on the Nasdaq National Market, was $28.50, and the closing bid price was $26.50 per share. The 345,579 shares of Series A Preferred Stock that Dynex Capital is offering to accept in this Note Offer represented approximately 70% of the outstanding Series A Preferred Stock as of January 7, 2004, the most recent practicable date prior to the announcement of the Note Offer.

The Series B Preferred Stock is listed and traded on the Nasdaq National Market under the symbol “DXCPO.” As of January 7, 2004 (the last trading day ending prior to the announcement of the Note Offer), the closing per share sales price of the Series B Preferred Stock, as reported on the Nasdaq National Market, was $28.00, and the closing bid price was $28.00 per share. The 481,819 shares of Series B Preferred Stock that Dynex Capital is offering to accept in this Note Offer represented approximately 70% of the outstanding Series B Preferred Stock as of January 7, 2004, the most recent practicable date prior to the announcement of the Note Offer.

The Series C Preferred Stock is listed and traded on the Nasdaq National Market under the symbol “DXCPN.” As of January 7, 2004 (the last trading day ending prior to the announcement of the Note Offer), the closing per share sales price of the Series C Preferred Stock, as reported on the Nasdaq National Market, was $34.30, and the closing bid price was $34.30 per share. The 479,512 shares of Series C Preferred Stock that Dynex Capital is offering to accept in this Note Offer represented approximately 70% of the outstanding Series C Preferred Stock as of January 7, 2004, the most recent practicable date prior to the announcement of the Note Offer.

Stockholders are encouraged to obtain current market quotations of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock.

For a description of dividends with respect to the Preferred Stock, see “Dividends.”

Shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock are convertible at any time at the option of the holder. They are convertible on a basis of one share of Common Stock for two shares of Preferred Stock. In April 2002, one holder of Series B Preferred Stock converted 100 shares of Series B Preferred Stock into 50 shares of Common Stock. No other shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock were converted during 2003, 2002 or 2001.

Each series is redeemable by us at any time, in whole or in part (i) for shares of Common Stock at a rate of two shares of Preferred Stock for one share of Common Stock, plus accrued and unpaid dividends, provided that for 20 trading days within any period of 30 consecutive trading days, the closing price of the Common Stock equals or exceeds two times the issue price, or (ii) for cash at the issue price, plus any accrued and unpaid dividends.

In the event of liquidation, the holders of all series of Preferred Stock will be entitled to receive out of our assets, prior to any such distribution to our holders of Common Stock, the issue price per share of the series in cash, plus any accrued and unpaid dividends. As of September 30, 2003 and December 31, 2002, the total liquidation preference on the Preferred Stock was $66,526,000 and $130,250,000 respectively, and the total amount of dividends in arrears on Preferred Stock were $17,273,000 and $31,157,000, respectively.

In 2001, we completed two separate tender offers for our Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock for an aggregate purchase price of $20.0 million. These offers resulted in the purchase of 1,307,118 shares of our Preferred Stock, consisting of 317,023 shares of Series A Preferred Stock, 533,627 shares of Series B Preferred Stock and 456,468 shares of Series C Preferred Stock, which shares had an aggregate issue price of $34.4 million, an aggregate book value of $32,819,259 and including dividends in arrears, an aggregate liquidation preference of $40.9 million.

In 2003, we completed a tender offer for our Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock for an aggregate purchase price of $19.3 million. This offer resulted in the purchase of 730,709 shares of our Preferred Stock, consisting of 188,940 shares of Series A Preferred Stock, 272,977 shares of Series B Preferred Stock and 268,792 shares of Series C Preferred Stock, which shares had an aggregate issue price of $19.3 million, an aggregate book value of $18.4 million and including dividends in arrears, an aggregate liquidation preference of $25.4 million. In addition, we exchanged $32.1 million of our Senior Notes due February 2005 for an additional 309,503 shares of Series A Preferred Stock, 417,541 shares of Series B Preferred Stock and 429,847 shares of Series C Preferred Stock, which shares had an aggregate issue price of $30.6 million, an aggregate book value of $29.2 million and including dividends in arrears, an aggregate liquidation preference of $40.2 million.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock as of December 17, 2003, by: (a) each director of Dynex Capital, (b) each of Dynex Capital’s sole executive officer, (c) all directors and the executive officer of Dynex Capital as a group, and (d) all other stockholders known by Dynex Capital to be beneficial owners of more than 5% of the outstanding shares of any class of Dynex Capital stock. Unless otherwise indicated, each person has sole investment and sole voting power with respect to the securities shown.

	Number of Shares Beneficially Owned								Percent Beneficially Owned (%) (1)
Name	Common (2)		Series A Preferred		Series B Preferred		Series C Preferred		Common (2)	Series A Preferred	Series B Preferred	Series C Preferred
Stephen J. Benedetti	18,114	(3)	—		—		—		*	—	—	—
J. Sidney Davenport	25,356		—		—		—		*	—	—	—
Thomas H. Potts	326,495	(4)	—		—		—		3.0%	—	—	—
Donald B. Vaden	9,483	(5)	—		—		—		*	—	—	—
Eric P. Von der Porten (6)	140,200		—		1,598		3,225		1.29%	—	*	*
Leon A. Felman	12,570	(7)	—		—		20,847	(8)	*	—	—	3.04%
Barry Igdaloff	22,280	(9)	49,546	(10)	52,820	(11)	67,300	(12)	*	10.04%	7.68%	9.83%
Thomas B. Akin	994,000	(13)	78,571	(14)	132,798	(15)	52,608	(16)	9.14%	15.92%	19.30%	7.68%
Rockwood Partners L.P., Rockwood Asset Management, Inc., as a group (17)	788,500		53,100		50,600		26,100		7.25%	10.76%	7.35%	3.81%
All directors and executive officers as a group (8)	1,548,498		128,117		187,216		143,980		14.24%	25.96%	27.20%	21.02%

*	Less than 1% of the outstanding shares.
(1)	Percentages are based on 10,873,903 shares of Common Stock, 493,595 shares of Series A Preferred Stock, 688,189 shares of Series B Preferred Stock, and 684,893 shares of Series C Preferred Stock outstanding as of December 17, 2003, plus, for each person, the shares that would be issued assuming that person exercises all options he holds that are exercisable within 60 days of December 17, 2003.

(2)	Does not reflect additional shares of Common Stock that holders of Preferred Stock are entitled to receive upon conversion of their Preferred Stock. Currently, two shares of Preferred Stock are convertible into one share of Common Stock.
(3)	Does not include 30,000 stock appreciation rights that vested on June 30, 2002.
(4)	Includes 9,077 shares of Common Stock owned of record by such person’s children and spouse. Does not reflect December 30, 2003 sale of 19,536 shares or January 9-26, 2004 purchases of an aggregate of 19,536 shares in connection with 401(k) plan transfer described below.
(5)	Includes 583 shares of Common Stock owned of record by such person’s spouse.
(6)	Includes 140,200 shares of Common Stock, 1,598 shares of Series B Preferred Stock and 3,225 shares of Series C Preferred Stock held by Leeward Capital, L.P. Mr. Von der Porten is the managing member of Leeward Investments, LLC, which is the general partner of Leeward Capital, L.P.
(7)	Includes 87 shares of Common Stock owned of record by such person’s spouse; 3,600 shares of Common Stock owned of record by The Leon A. Felman Keogh Profit Sharing Plan of which Mr. Felman is the Trustee; 3,150 shares of Common Stock owned of record by Homebaker Brand Profit Sharing Plan of which Mr. Felman is the Trustee; and 1,340 shares of Common Stock held of record by HLF Corporation of which Mr. Felman is an officer.
(8)	Includes 11,670 shares of Series C Preferred Stock owned of record by Homebaker Brand Profit Sharing Plan of which Mr. Felman is the Trustee; 3,687 shares of Series C Preferred Stock owned of record by The Leon A. Felman Keogh Profit Sharing Plan of which Mr. Felman is the Trustee; 350 shares of Series C Preferred Stock owned of record by The Felman Family Trust of which Mr. Felman is the Trustee; and 980 shares of Series C Preferred Stock owned of record by HLF Corporation of which Mr. Felman is an officer.
(9)	Includes 22,280 shares of Common Stock owned by clients of Rose Capital of which Mr. Igdaloff is the sole proprietor. Shares are held with shared power to vote and dispose thereof.
(10)	Includes 29,146 shares of Series A Preferred Stock owned by clients of Rose Capital. Shares are held with shared power to vote and dispose thereof.
(11)	Includes 26,520 shares of Series B Preferred Stock owned by clients of Rose Capital. Shares are held with shared power to vote and dispose thereof.
(12)	Includes 24,900 shares of Series C Preferred Stock owned by clients of Rose Capital. Shares are held with shared power to vote and dispose thereof.
(13)	Includes 558,400 shares of Common Stock held by Talkot Crossover Fund, L.P. Mr. Akin is the managing general partner of Talkot Capital which is the general partner of Talkot Crossover Fund, L.P. Shares are held with shared power to vote and dispose thereof.
(14)	Includes 64,510 shares of Series A Preferred Stock held by Talkot Crossover Fund, L.P. Mr. Akin is the managing general partner of Talkot Capital which is the general partner of Talkot Crossover Fund, L.P. Shares are held with shared power to vote and dispose thereof.
(15)	Includes 93,413 shares of Series B Preferred Stock held by Talkot Crossover Fund, L.P. Mr. Akin is the managing general partner of Talkot Capital which is the general partner of Talkot Crossover Fund, L.P. Shares are held with shared power to vote and dispose thereof.
(16)	Includes 23,210 shares of Series C Preferred Stock held by Talkot Crossover Fund, L.P. Mr. Akin is the managing general partner of Talkot Capital which is the general partner of Talkot Crossover Fund, L.P. Shares are held with shared power to vote and dispose thereof.
(17)	Address: 35 Mason Street, Greenwich, CT 06830. Shares are held with shared power to vote and dispose thereof.

Recent Transactions

To the best knowledge of Dynex Capital, except as provided below, no executive officer or director has effected any transaction in the Common Stock or the Preferred Stock during the past 60 days.

Thomas Potts, a director and former President of Dynex Capital, transferred his Dynex Capital 401(k) account to an IRA account administered by a different financial institution in late 2003. In connection with this transfer, Dynex Capital’s 401(k) plan administrator was required to sell the securities held in Mr. Potts’ Dynex Capital 401(k) plan account (which included 19,536 shares of Dynex Capital Common Stock) on December 30, 2003. On January 6, 2004, Mr. Potts instructed the administrator of his IRA account to purchase an identical number of shares of Dynex Capital Common Stock in order to effectively reverse this transaction. On January 9, 2004, the administrator of Mr. Potts’ IRA account purchased 2,000 shares at a price of $6.18 per share, 2,900 shares at a price of $6.15 per share and 100 shares at a price of $6.14 per share. On January 13, 2004, the administrator of Mr. Potts’ IRA account purchased 1,100 shares at a price of $6.45 per share. On January 15, 2004, the administrator of Mr. Potts’ IRA account purchased 5,000 shares at a price of $6.76 per share. On January 16, 2004, the administrator of Mr. Potts’ IRA account purchased 200 shares at a price of $6.75 per share. On January 23, 2004, the administrator of Mr. Potts’ IRA account purchased 5,000 shares at a price of $7.35 per share. On January 26, 2004, the administrator of Mr. Potts’ IRA account purchased 3,056 shares at a price of $7.40 per share. The shares of Dynex Capital Common Stock were sold in the open market by the Dynex Capital 401(k) plan administrator at a price of $6.10 per share.

DESCRIPTION OF SENIOR NOTES

The Senior Notes are to be issued under an Indenture, to be dated as of the Closing Date, between us and Wachovia Bank, N.A., as trustee. A copy of the Indenture is available from us upon request and is on file with the SEC. The following summaries of certain provisions of the Senior Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Senior Notes and the Indenture, including the definitions therein of certain terms which are not otherwise defined in this offering circular. Wherever particular provisions or defined terms of the Indenture (or of the form of Senior Notes which is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference in their entirety.

General

The Senior Notes will represent senior unsecured and unsubordinated obligations of Dynex Capital and have no conversion rights. The Senior Notes will be limited to $40,000,000 aggregate principal amount, will be issued in book entry form only in denominations of $1,000.00 in original principal amount or any integral multiple thereof and will mature on the third anniversary of their issuance, unless earlier redeemed at the option of Dynex Capital or repurchased at the option of the Senior Note holder upon a change of control.

The Senior Notes bear interest from the Closing Date at an annual rate of 9.50% on the outstanding principal balance. Payments of interest will be made semi-annually in arrears in cash on each of                      and                     , commencing on the earlier of April 7, 2004 or the date of issuance, to holders of record at the close of business on the preceding                      and                     , respectively. Payments of principal will be made at the office of the Senior Notes Trustee in Richmond, Virginia. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months. The Senior Notes are unrated.

Global Note; Book-Entry Form

Upon issuance, the Senior Notes will be represented by one or more fully registered global notes. A recipient of Senior Notes pursuant to this Note Offer will receive a beneficial interest in an unrestricted global note. The global note will be issued to DTC, and registered in the name of Cede & Co. as DTC’s nominee, and shall be deposited with Wachovia Bank, N.A., as custodian for Cede & Co. Upon issuance of the global note, DTC will credit, on its book-entry registration and transfer systems, the respective principal amounts of the Senior Notes represented by that global note to the accounts of institutions or persons, commonly known as participants, that have accounts with DTC or its nominee. Ownership of beneficial interests in the global note will be limited to participants or persons that may hold beneficial interests through participants. Owners of beneficial interests in the global note will not receive certificates representing their ownership interests in the Senior Notes, except in the event use of the book-entry system for the Senior Notes is discontinued. Except as set forth below, the record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Payment of principal and interest on and the redemption and repurchase price of the global note will be made to Cede & Co., the nominee for DTC, as registered owner of the global note, by wire transfer of immediately available funds on each principal and interest payment date, each redemption date and each repurchase date, as applicable. None of Dynex Capital, the trustee or any paying agent will have any responsibility or liability for:

•	any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note; or

•	for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We have been informed by DTC that, with respect to any payment of principal of or interest on, or the redemption or repurchase price of, the global note, DTC’s practice is, upon receipt of payment, to credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the global note as shown on the records of DTC. Payments by participants to owners of beneficial interests in the principal amount represented by the global note held through such participants will be the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Because DTC can only act on behalf of participants, who in turn act on behalf of persons who hold interests through them and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

Neither Dynex Capital nor the trustee (or any registrar or paying agent under the Indenture) will have responsibility for the performance of DTC or its participants or persons who hold interests through the participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Senior Notes (including, without limitation, the presentation of Senior Notes for exchange as described below) only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the Senior Notes represented by the global note as to which such participant or participants has or have given such direction.

DTC has advised us as follows:

•	DTC is a limited purpose trust company organized under the laws of the State of New York;

•	DTC is a member of the Federal Reserve System;

•	DTC is a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	DTC is a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC holds securities for its participants and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Indirect access to the DTC system is available to others such as banks, securities brokers and dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly. The rules applicable to DTC and its participants and indirect participants are on file with the SEC.

Although DTC may agree to the foregoing procedures in order to facilitate transfers of interests in the global note among participants, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by Dynex Capital within 90 days, we will cause the Senior Notes to be issued in definitive form in exchange for the global note.

Registration and Transfer

This Note Offer is being extended to you in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act. As a result, the Senior Notes we issue to you in exchange for your Preferred Stock will have similar characteristics to the Preferred Stock with respect to transfers to third parties. If your shares of Preferred Stock are freely tradable, then the Senior Notes you receive in the exchange can be transferred freely.

Change of Control

Upon the occurrence of a Change of Control (as defined below), each holder of Senior Notes shall have the right to require that we repurchase such holder’s Senior Notes in whole or in part at a purchase price in cash in an amount equal to 101% of the outstanding principal amount, together with accrued and unpaid interest to the date of purchase, pursuant to an offer (the “Change of Control Offer”) made in accordance with the procedures described below and the other provisions in the Indenture.

The term “Change in Control” shall mean an event or series of events in which (i) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) acquires “beneficial ownership” (as determined in accordance with Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total Voting Stock (as defined below) of Dynex Capital whether by purchase, tender, merger or otherwise; provided, however, that any such person or group shall not be deemed to be the beneficial owner of, or to beneficially own, any Voting Stock tendered in a tender offer until such tendered Voting Stock is accepted for purchase under the tender offer; or (ii) all or substantially all of the assets of Dynex Capital are sold, exchanged or otherwise is transferred to such person or group (other than any pledges or transfers made in connection with the securitization of our assets).

“Voting Stock” means stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

Within 30 days following any Change of Control, we shall send by first-class mail, postage prepaid, to the trustee and to each holder of Senior Notes, at such holder’s address appearing in the note register, a notice stating, among other things, that a Change of Control has occurred, the repurchase price, the repurchase date, which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed (or such later date as is necessary to comply with the requirements of the Securities Exchange Act of 1934, as amended), and certain other procedures that a holder of Senior Notes must follow to accept a Change of Control Offer or to withdraw such acceptance. We will comply, to the extent applicable, with the requirements of Rule 13e-4 and Rule 14e-1 under the Exchange Act and other securities laws or regulations, to the extent such laws are applicable, in connection with the repurchase of the Senior Notes as described above. Future indebtedness may contain prohibitions of certain events which would constitute a Change of Control or require us to offer to repurchase such indebtedness upon a Change of Control. Moreover, the exercise by the holders of Senior Notes of their right to require Dynex Capital to purchase the Senior Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such purchase on Dynex Capital. Finally, our ability to pay cash to holders of Senior Notes upon a purchase may be limited by Dynex Capital’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. Furthermore, the Change of Control provisions may in certain circumstances make more difficult or discourage a takeover of Dynex Capital and the removal of the incumbent.

Merger, Consolidation and Sale of Assets

The Indenture prohibits us from consolidating with or merging with or into, or conveying, transferring or leasing all or substantially all our assets (determined on a consolidated basis), to any person unless: (i) either Dynex Capital is the resulting, surviving or transferee person (the “Successor Company”) or the Successor Company is a person organized and existing under the laws of the United States or any state thereof or the District of Columbia, and the Successor Company (if not Dynex Capital) expressly assumes by a supplemental Indenture, executed and delivered to the trustee, in form satisfactory to the trustee, all the obligations of Dynex Capital under the Indenture and the Senior Notes, (ii) immediately after giving effect to such transaction no Event of Default (as defined below) has happened and is continuing and (iii) Dynex Capital delivers to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental Indenture (if any) comply with the Indenture.

Restrictions and Limitations

The terms of the Indenture for the Senior Notes contain certain financial covenants which prohibit us from engaging in certain activities while the Senior Notes are outstanding. For example, the terms of the Indenture prohibits us from, directly or indirectly, making any Restricted Payments, unless no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Restricted Payment. The provisions of this covenant do not prohibit any distribution that is necessary to maintain our status as a real estate investment trust under the Code.

As a result of the Restricted Payments provisions, the Indenture also effectively prohibits us from engaging in any future tender offers with respect to our Preferred Stock until the Senior Notes have been fully repaid.

In addition, under the terms of the Indenture, we and any of our subsidiaries are prohibited from conducting any business or entering into any transactions or series of transactions with or for the benefit of any of our Affiliates (each, an “Affiliate Transaction”), except in good faith and on terms that are, in the aggregate, no less favorable to Dynex Capital, as the case may be, than those that could have been obtained in a comparable transaction on an arm’s-length basis from a person or entity who is not such an Affiliate.

For purposes of this section of the offering circular, the term “Restricted Payment” means any of the following: (i) the declaration or payment of any dividend or any other distribution on the Capital Stock of Dynex Capital or any payment made to the direct or indirect holders (in all their capacities as such) of Capital Stock of Dynex Capital (other than dividends or distributions payable solely in capital stock (other than Disqualified Stock) or in options, warrants or other rights to purchase capital stock (other than Disqualified Stock); (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of Dynex Capital or (iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any indebtedness existing on the issue date of the Senior Notes which is subordinated in right of payment to the Senior Notes (other than indebtedness acquired in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition).

In addition, all Affiliate Transactions (and each series of related Affiliate Transactions which are a part of a common plan) involving aggregate payments or other market value in excess of $6 million, are required to be approved unanimously by the board of directors of Dynex Capital, with such approval being evidenced by a board resolution stating that such directors have, in good faith, determined that such transactions or related transactions comply with the foregoing provision; and if Dynex Capital or any subsidiary of Dynex Capital enters into an Affiliate Transaction (or a series of related Affiliate Transactions which are part of a common plan) involving aggregate payments or market value in excess of $10 million, Dynex Capital or such subsidiary is required, prior to the consummation thereof, to obtain a favorable opinion as to the fairness of such transaction or related transactions from an independent financial advisor and file the same with the Trustee; provided that this sentence shall not be applicable with respect to sales or purchases of products or services by Dynex Capital or from its Affiliates in the ordinary course of business on terms similar to those that could have been obtained in a comparable transaction on an arms-length basis from a Person who is not such an Affiliate. Notwithstanding the foregoing, the restrictions set forth in this covenant shall not apply to (i) customary directors’ fees and (ii) customary fees or transactions by and among Dynex Capital and its wholly owned subsidiaries.

For purposes of this section of the offering circular, the term “Affiliate” shall mean an “affiliate” as defined in Rule 144(a) as promulgated under the Securities Act.

For purposes of this section of the offering circular, the term “Capital Stock” of any person shall mean any and all shares, interests, participations or other equivalents (however designated) of such person’s corporate stock or any and all equivalent ownership interests in a person (other than a corporation) whether now outstanding or issued after the date hereof.

For purposes of this section of the offering circular, the term “Disqualified Stock” means, with respect to any Person, any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is exchangeable for indebtedness, or is redeemable at the option of the holder thereof, in whole or in part on or prior to the stated maturity.

Events of Default and Remedies

An Event of Default is defined in the Indenture as being, among other things: default in payment of the principal on the Senior Notes when due, at maturity, upon redemption or otherwise, including failure by Dynex Capital to purchase the Senior Notes when required as described under “Description of Senior Notes—Change of Control” (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); default for 30 days in payment of any installment of interest on the Senior

Notes; default by Dynex Capital for 90 days after notice in the observance or performance of any other covenants in the Indenture; failure to pay certain indebtedness for money borrowed under any mortgage, indenture, or instrument aggregating $25 million or more; final judgments or decrees entered into by a court of competent jurisdiction against Dynex Capital, which have not been vacated, discharged, satisfied or stayed pending appeal within 60 days of entry, involving liabilities of $40 million or more after deducting the portion of such liabilities accepted by an insurance company; or certain events involving bankruptcy, insolvency or reorganization of Dynex Capital. The Indenture provides that the trustee may withhold notice to the holders of Senior Notes of any default (except in payment of principal or interest with respect to the Senior Notes) if the trustee, in good faith, considers it in the interest of the holders of the Senior Notes to do so.

The Indenture provides that if an Event of Default (other than an Event of Default with respect to certain events, including bankruptcy, insolvency or reorganization of Dynex Capital) shall have occurred and be continuing, the trustee or the holders of not less than 25% in principal amount of the Senior Notes then outstanding may declare the principal on the Senior Notes to be due and payable immediately, but if Dynex Capital shall pay or deposit with the trustee a sum sufficient to pay all matured installments of interest on all Senior Notes and the principal on all Senior Notes that have become due other than by acceleration and certain expenses and fees of the trustee and if all defaults (except the nonpayment of interest on and principal of any Senior Notes which shall have become due by acceleration) shall have been cured or waived and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of the Senior Notes then outstanding.

The holders of a majority in principal amount of the Senior Notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee, subject to certain limitations specified in the Indenture. The Indenture provides that, subject to the duty of the trustee following an Event of Default to act with the required standard of care, the trustee will not be under an obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless the trustee receives satisfactory indemnity against any associated costs, liability or expense.

Satisfaction and Discharge; Defeasance

The Indenture will cease to be of further effect as to all outstanding Senior Notes (except as to (i) rights of the holders of Senior Notes to receive payments of principal and interest on, the Senior Notes, (ii) our right of optional redemption, (iii) rights of registration of transfer and exchange, (iv) substitution of apparently mutilated, defaced, destroyed, lost or stolen Senior Notes, (v) rights, obligations and immunities of the trustee under the Indenture and (vi) rights of the holders of Senior Notes as beneficiaries of the Indenture with respect to the property so deposited with the trustee payable to all or any of them) if (A) we will have paid or caused to be paid the principal and interest on the Senior Notes as and when the same will have become due and payable or (B) all outstanding Senior Notes (except lost, stolen or destroyed Senior Notes which have been replaced or paid) have been delivered to the trustee for cancellation or (C) (x) the Senior Notes not previously delivered to the trustee for cancellation will have become due and payable or are by their terms to become due and payable within one year or are to be called for redemption under arrangements satisfactory to the trustee upon delivery of notice and (y) we will have irrevocably deposited with the trustee, as trust funds, cash, in an amount sufficient to pay principal of and interest on the outstanding Senior Notes, to maturity or redemption, as the case may be. Such trust may only be established if such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument pursuant to which we are a party or by which we are bound and we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions related to such defeasance have been complied with.

The Indenture will also cease to be in effect (except as described in clauses (i) through (vi) in the immediately preceding paragraph) and the indebtedness on all outstanding Senior Notes will be discharged on the 123rd day after the irrevocable deposit by Dynex Capital with the trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of the Senior Notes, of cash, U.S. Government Obligations (as defined in the Indenture) or a combination thereof, in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the trustee, to pay the principal and interest on the Senior Notes then outstanding in accordance with the terms of the Indenture and the Senior Notes (“legal defeasance”). Such legal defeasance may only be effected if (i) no Event of Default has occurred or is continuing, (ii) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which Dynex Capital is a party or by which it is bound, (iii) Dynex Capital has delivered to the trustee an opinion of counsel stating that (A) Dynex Capital has received from, or there has been published by, the United States Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, based thereon, the holders of the Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge by Dynex Capital and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, (iv) Dynex Capital has delivered to the trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and (v) Dynex Capital has delivered to the trustee an officers certificate and an opinion of counsel stating that all conditions related to the defeasance have been complied with. Dynex Capital may also be released from its obligations under the covenants described above captioned “Description of Senior Notes—Change of Control” and “Description of Senior Notes –Merger, Consolidation and Sale of Assets” with respect to the Senior Notes outstanding on the 123rd day after the irrevocable deposit by Dynex Capital with the trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of the Senior Notes, of cash, U.S. Government Obligations or a combination thereof, in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the trustee, to pay the principal and interest on the Senior Notes then outstanding in accordance with the terms of the Indenture and the Senior Notes (“covenant defeasance”).

Such covenant defeasance may only be effected if (i) no Event of Default has occurred or is continuing (ii) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which Dynex Capital is a party or by which it is bound, (iii) Dynex Capital has delivered to the trustee an officers’ certificate and an opinion of counsel to the effect that the holders of the Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance by Dynex Capital and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred, (iv) Dynex Capital has delivered to the trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and (v) Dynex Capital has delivered to the trustee an officers’ certificate and an opinion of counsel stating that all conditions related to the covenant defeasance have been complied with.

Following such covenant defeasance, Dynex Capital will no longer be required to comply with the obligations described above under “— Merger, Consolidation and Sale of Assets” and “— Restrictions and Limitations” and will have no obligation to repurchase the Senior Notes pursuant to the provisions described under “Description of Senior Notes – Change of Control.”

Modifications of the Indenture

The Indenture contains provisions permitting Dynex Capital and the trustee, with the consent of the holders of not less than a majority in principal amount of the Senior Notes at the time outstanding, to modify the Indenture or any supplemental Indenture or the rights of the holders of the Senior Notes, except that no such modification shall (i) extend the fixed maturity or due date for principal installments thereunder, of any Senior Note or due date for principal installments thereunder, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof, reduce any amount payable upon redemption thereof, change the obligation of Dynex Capital to repurchase the Senior Notes, at the option of the holder, upon the happening of a Change of Control, impair or affect the right of a holder to institute suit for the payment thereof, change the currency in which the Senior Notes are payable, without the consent of the holder of each Senior Note so affected or (ii) reduce the aforesaid percentage of the Senior Notes, without the consent of the holders of all of the Senior Notes then outstanding. Dynex Capital and the trustee may amend or supplement the Indenture without notice to or consent of any holder in order to provide for the issuance of Senior Notes in coupon form, to correct or supplement any inconsistent or deficient provision in the Indenture, to comply with the provisions of the Trust Indenture Act of 1939 or to appoint a successor trustee.

Concerning the Trustee

Wachovia Bank, N.A., the trustee under the Indenture, has been appointed by Dynex Capital as the paying agent, registrar and custodian with regard to the Senior Notes. The trustee and/or its affiliates may in the future provide banking and other services to us in the ordinary course of their respective businesses. Under the Indenture, each holder or former holder of a Senior Note agrees to indemnify Dynex Capital and the trustee against any liability that may result from the transfer, exchange or assignment of such holder’s or former holder’s Senior Note in violation of any provision of the Indenture or applicable United States federal or state securities laws.

LEGAL PROCEEDINGS

Dynex Capital is subject to lawsuits or claims which arise in the ordinary course of its business. Set forth below is a description of all material outstanding litigation relating to Dynex Capital.

GLS Capital, Inc. (“GLS”), a subsidiary of Dynex Capital, together with the County of Allegheny, Pennsylvania (“Allegheny County”), were defendants in a lawsuit in the Commonwealth Court of Pennsylvania (the “Commonwealth Court”), the appellate court of the state of Pennsylvania. Plaintiffs were two local businesses seeking status to represent as a class, delinquent taxpayers in Allegheny County whose delinquent tax liens had been assigned to GLS. Plaintiffs challenged the right of Allegheny County and GLS to collect certain interest, costs and expenses related to delinquent property tax receivables in Allegheny County, and whether the County had the right to assign the delinquent property tax receivables to GLS and whether GLS could therefore employ procedures for collection enjoyed by Allegheny County under state statute. This lawsuit was related to the purchase by GLS of delinquent property tax receivables from Allegheny County in 1997, 1998, and 1999. In July 2001, the Commonwealth Court issued a ruling that addressed, among other things, (i) the right of GLS to charge to the delinquent taxpayer a rate of interest of 12% per annum versus 10% per annum on the collection of its delinquent property tax receivables, (ii) the charging of a full month’s interest on a partial month’s delinquency; (iii) the charging of attorney’s fees to the delinquent taxpayer for the collection of such tax receivables, and (iv) the charging to the delinquent taxpayer of certain other fees and costs. The Commonwealth Court in its opinion remanded for further consideration to the lower trial court items (i), (ii) and (iv) above, and ruled that neither Allegheny County nor GLS had the right to charge attorney’s fees to the delinquent taxpayer related to the collection of such tax receivables. The Commonwealth Court further ruled that Allegheny County could assign its rights in the delinquent property tax receivables to GLS, and that plaintiffs could maintain equitable class in the action. In October 2001, GLS, along with Allegheny County, filed an Application for Extraordinary Jurisdiction with the Supreme Court of Pennsylvania, Western District appealing certain aspects of the Commonwealth Court’s ruling. In March 2003, the Supreme Court issued its opinion as follows: (i) the Supreme Court determined that GLS can charge delinquent taxpayers a rate of 12% per annum; (ii) the Supreme Court remanded back to the lower trial court the charging of a full month’s interest on a partial month’s delinquency; (iii) the Supreme Court revised the Commonwealth Court’s ruling regarding recouping attorney fees for collection of the receivables indicating that the recoupment of fees requires a judicial review of collection procedures used in each case; and (iv) the Supreme Court upheld the Commonwealth Court’s ruling that GLS can charge certain fees and costs, while remanding back to the lower trial court for consideration the facts of each individual case. Finally, the Supreme Court remanded to the lower trial court to determine if the remaining claims can be resolved as a class action. No hearing date has been set for the issues remanded back to the lower trial court. In August 2003, the Pennsylvania legislature signed a bill amending and clarifying certain provisions of the Pennsylvania statute governing GLS’ right to the collection of certain interest, costs and expenses. If enacted as currently proposed, the law is retroactive to 1996, and amends and clarifies that as to items (ii)-(iv) noted above by the Supreme Court, that GLS can charge a full month’s interest on a partial month’s delinquency, that GLS can charge the taxpayer for legal fees, and that GLS can charge certain fees and costs to the taxpayer at redemption.

Dynex Capital and Dynex Commercial, Inc. (“DCI”), a former affiliate of Dynex Capital and now known as DCI Commercial, Inc., are defendants in state court in Dallas County, Texas in the matter of Basic Capital Management et al (“BCM”) versus Dynex Commercial, Inc. et al. The suit was filed in April 1999 originally against DCI, and in March 2000, BCM amended the complaint and added Dynex Capital as a defendant. The current complaint alleges that, among other things, DCI and Dynex Capital failed to fund tenant improvement or other advances allegedly required on various loans made by DCI to BCM, which loans were subsequently acquired by Dynex Capital; that DCI breached an alleged $160 million “master” loan commitment entered into in February 1998 and a second alleged loan commitment of approximately $9 million; that DCI and Dynex Capital made negligent misrepresentations in connection with the alleged $160 million commitment; and that DCI and Dynex Capital fraudulently induced BCM into canceling the alleged $160 million master loan commitment in January 1999. Plaintiff BCM is seeking damages approximating $40 million, including approximately $37 million for DCI’s breach of the alleged $160 million master loan commitment, approximately $1.6 million for alleged failure to make additional tenant improvement advances, and approximately $1.9 million for DCI’s not funding the alleged $9 million commitment. DCI and Dynex Capital are vigorously defending the claims on several grounds. Dynex Capital was not a party to the alleged $160 million master commitment or the alleged $9 million commitment. Dynex Capital has filed a counterclaim for damages approximating $11 million against BCM.

Commencement of the trial in the case in Dallas, Texas began in January 2004, and the jury rendered a verdict in February 2004. The verdict obligates Dynex Capital to pay damages to BCM of $252,577, and may obligate Dynex Capital to share in an obligation to pay attorneys fees to BCM of $2.1 million. The jury entered a separate verdict against DCI in favor of BCM of $25.6 million. The verdict, and the apportionment of the award of attorneys fees between Dynex Capital and DCI, if appropriate, remains subject to the outcome of post-judgment motions pending or to be filed with the trial court. Dynex Capital does not believe that it has any legal responsibility for the judgment entered against DCI. In addition, both parties are expected to appeal from the decision of the trial court, if necessary. During the second quarter 2003, BCM filed suit against Dynex Capital and DCI as third-party defendants in related litigation in the United States District Court Eastern District of Louisiana in the matter of Kelly Investment, Inc. versus BCM et al. Dynex Capital sold certain BCM related loans on commercial properties located in Louisiana to Kelly Investment, Inc. in 2000, and Kelly Investment, Inc. subsequently filed suit against BCM in 2001. Claims made by BCM in the US District Court of Louisiana against Dynex Capital and DCI are substantially similar to those being made in Dallas County, Texas. During the third quarter 2003, Kelly and BCM entered into a settlement agreement where BCM paid certain amounts to Kelly. Subsequently, the Louisiana litigation against Dynex Capital and DCI was dismissed. Neither Dynex Capital nor DCI were impacted by the settlement.

Although no assurance can be given with respect to the ultimate outcome of the Texas litigation, we believe the resolution of this lawsuit will not have a material effect on our consolidated balance sheet, but could materially affect our consolidated results of operations in a given year.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

The following discussion summarizes certain United States federal income tax consequences associated with the Note Offer and the ownership of Senior Notes. The discussion is intended only as a summary and does not purport to be a complete analysis of all potential tax considerations that may be relevant in connection with the Note Offer. The discussion is based upon the Internal Revenue Code of 1986, as amended as of the date hereof (the “Code”), existing and proposed United States Treasury regulations promulgated thereunder, current administrative pronouncements and judicial decisions, changes to any of which could materially affect the continued validity of the discussion herein and could be made on a retroactive basis. No rulings have been nor will be sought from the United States Internal Revenue Service (“IRS”) with respect to the treatment of the Note Offer and no assurance may be given that contrary positions may not be taken by the IRS or by a court of law.

Scope

The discussion relating to stockholders who participate in the Note Offer addresses only stockholders who hold shares of Preferred Stock as capital assets within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders (such as certain financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, “S” Corporations, expatriates, tax-exempt organizations, persons who acquired shares of Preferred Stock as compensation and persons who hold such shares as a position in a “straddle” or as a part of a “hedging” or “conversion” transaction for United States federal income tax purposes). In the context of the discussion pertaining to the Senior Notes, the discussion describes certain United States federal income tax consequences applicable only to original holders of the Senior Notes who hold Senior Notes as capital assets. The discussion does not include any description of the tax laws of any state, local, or foreign government that may be applicable to a particular stockholder. As used herein, a “United States Holder” means (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision of the administration of the trust and (B) one or more United States Holders have the authority to control all substantial decisions of the trust. As used herein, a “Non-United States Holder” is a holder of shares other than a United States Holder.

The summary discussion set forth herein is included for general information only. It is not tax advice. The tax consequences of an exchange of shares of Preferred Stock for Senior Notes pursuant to the Note Offer may vary depending upon, among other things, the particular situation and circumstances of the tendering stockholder. We urge all stockholders to consult their own tax advisors to determine the specific federal, state, local, foreign and other tax consequences of exchanges made by them pursuant to the Note Offer, including the effect of the stock ownership attribution rules described herein.

Certain Federal Income Tax Consequences to Tendering Stockholders; Characterization of the Exchange

An exchange of shares of Preferred Stock for Senior Notes (and any cash received in lieu of a fractional interest in a Senior Note) by a stockholder pursuant to the Note Offer will be a taxable transaction for United States federal income tax purposes. The United States federal income tax consequences of such exchange to a stockholder may vary depending upon the stockholder’s particular facts and circumstances. Depending on such facts and circumstances, the exchange for Senior Notes (and any cash received in lieu of a fractional interest in a Senior Note) will be treated as either a sale or a distribution for United States federal income tax purposes.

Under Section 302 of the Code, an exchange of shares of Preferred Stock for Senior Notes (and any cash received in lieu of a fractional interest in a Senior Note) pursuant to the Note Offer will be treated as a “sale or exchange” of such shares of Preferred Stock for United States federal income tax purposes (rather than as a deemed distribution by Dynex Capital with respect to shares continued to be held (or deemed to be held) by the tendering stockholder) if the receipt of Senior Notes upon such exchange (i) is “substantially disproportionate” with respect to the stockholder, (ii) results in a “complete termination” of the stockholder’s interest in Dynex Capital, or (iii) is “not essentially equivalent to a dividend” with respect to the stockholder. These tests (the “Section 302 Tests”) are explained more fully below. See “Section 302 Tests” below.

If any of the Section 302 Tests is satisfied and the exchange of the tendered shares of Preferred Stock for Senior Notes (and any cash received in lieu of a fractional interest in a Senior Note) is, therefore, treated as a “sale or exchange” of such shares for United States federal income tax purposes, the tendering stockholder will recognize capital gain or loss equal to the difference between (a) the amount of any cash and the fair market value of the Senior Notes received by the stockholder and (b) the stockholder’s adjusted tax basis in the shares of Preferred Stock exchanged pursuant to the Note Offer. Such capital gain or loss will generally be long-term capital gain or loss if the tendering stockholder held the tendered shares for more than 12 months. The gain or loss will generally be recognized at the time of the exchange and generally will not qualify for deferral under the installment method of tax accounting. If none of the Section 302 Tests is satisfied, then, to the extent of Dynex Capital’s current and accumulated earnings and profits (as determined for United States federal income tax purposes), the tendering stockholder will generally be treated as having received a dividend in an amount equal to the amount of any cash and the fair market value of the Senior Notes (determined as of the date of the exchange) received by the stockholder pursuant to the Note Offer (without reduction for the adjusted tax basis of the shares tendered pursuant to the Note Offer). Under current Treasury Regulations, no loss would be recognized by the tendering stockholder, and (subject to reduction as described below for corporate stockholders eligible for the dividends-received deduction), the tendering stockholder’s adjusted tax basis in the shares exchanged pursuant to the Note Offer will be added to such stockholder’s adjusted tax basis in the stockholder’s remaining shares, if any. If a tendering stockholder does not retain any shares, such stockholder may lose tax basis entirely. Under Regulations proposed in 2002 by the IRS which are not binding upon you or the IRS, the basis, after required adjustments, of the tendering stockholder’s redeemed shares would be treated as a loss recognized on a disposition of the redeemed shares on the closing date of the Note Offer. Such loss would not be recognized by the stockholder until one of the 302 Tests is satisfied, although the character and source of such loss will be determined as of the closing date of the Note Offer. As these Regulations are only proposed Regulations, you are encouraged to consult your tax advisor regarding their status and applicability. If the exchange of shares by a stockholder is not treated as a sale or exchange for federal income tax purposes, the amount (if any) by which any cash and the fair market value of the Senior Notes exceeds the current or accumulated earnings and profits of Dynex Capital (as determined for federal income tax purposes) will be treated, first, as a nontaxable return of capital to the extent of the stockholder’s basis in the shares, and thereafter, as taxable capital gain.

Dynex Capital does not expect to report any accumulated or current “earnings and profits” for United States federal income tax purposes through the end of 2004.

To the extent that a tendering stockholder does not receive cash pursuant to the Note Offer or does not receive a sufficient amount of cash pursuant to the Note Offer to satisfy any tax liability in connection with the exchange of shares of Preferred Stock for Senior Notes, a stockholder will need to use his or her other cash resources (including possible dispositions of the Senior Notes) to satisfy any tax liabilities arising from an exchange of shares for Senior Notes.

Constructive Ownership of Stock

In determining whether any of the Section 302 Tests is satisfied, a stockholder must take into account not only the shares which are actually owned by the stockholder, but also shares which are constructively owned by the stockholder by reason of the attribution rules contained in Section 318 of the Code. Under Section 318 of the Code, a stockholder may be treated as owning (i) shares that are actually owned, and in some cases constructively owned, by certain related individuals or entities in which the stockholder owns an interest, or, in the case of stockholders that are entities, by certain individuals or entities that own an interest in the stockholder and (ii) shares which the stockholder has the right to acquire by exercise of an option or a conversion right contained in another instrument held by the stockholder.

Section 302 Tests

One of the following tests must be satisfied in order for the exchange of shares for Senior Notes pursuant to the Note Offer to be treated as a sale or exchange for United States federal income tax purposes.

a. Substantially Disproportionate Test. The exchange of shares for Senior Notes (and any cash received in lieu of a fractional interest in a Senior Note) by a stockholder will be “substantially disproportionate” if the percentage of the outstanding shares actually and constructively owned by the stockholder immediately following the exchange of shares pursuant to the Note Offer (treating as not being outstanding all shares exchanged pursuant to the Note Offer) is less than 80% of the percentage of the outstanding shares actually and constructively owned by such stockholder immediately before the exchange of shares pursuant to the Note Offer (treating as outstanding all shares exchanged pursuant to the Note Offer). Stockholders should consult their own tax advisors with respect to the application of the “substantially disproportionate” test to their particular situation and circumstances.

b. Complete Termination Test. The exchange of shares for Senior Notes (and any cash received in lieu of a fractional interest in a Senior Note) will be a “complete termination” of a stockholder’s interest in Dynex Capital if either (i) all of the shares actually and constructively owned by the stockholder are exchanged pursuant to the Note Offer or (ii) all of the shares actually owned by the stockholder are exchanged pursuant to the Note Offer and, with respect to the shares constructively owned by the stockholder which are not exchanged pursuant to the Note Offer, the stockholder is eligible to waive (and effectively waives) constructive ownership of all such shares under procedures described in Section 302(c) of the Code. Stockholders considering making such a waiver should do so in consultation with their own tax advisors.

c. Not Essentially Equivalent to a Dividend Test. A stockholder may satisfy the “not essentially equivalent to a dividend” test if the stockholder’s exchange of shares pursuant to the Note Offer results in a “meaningful reduction” in the stockholder’s proportionate interest in Dynex Capital. Whether the receipt of Senior Notes (and any cash received in lieu of a fractional interest in a Senior Note) by a stockholder who exchanges shares pursuant to the Note Offer will be “not essentially equivalent to a dividend” will depend upon the stockholder’s particular facts and circumstances. Stockholders expecting to rely on the “not essentially equivalent to a dividend” test should consult their own tax advisors as to its application to their particular situation and circumstances.

Dynex Capital cannot predict whether or to what extent the Note Offer will be oversubscribed. If the Note Offer is oversubscribed, proration of the tenders pursuant to the Note Offer will cause Dynex Capital to accept fewer shares than are tendered. Therefore, a stockholder can be given no assurance that a sufficient number of such stockholder’s shares will be exchanged pursuant to the Note Offer to ensure that such exchange will satisfy one or more of the Section 302 Tests and be treated as a sale or exchange rather than as a dividend for United States federal income tax purposes pursuant to the rules discussed above.

Contemporaneous dispositions or acquisitions of shares by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction which will be taken into account in determining whether any of the Section 302 Tests has been satisfied in connection with shares exchanged for Senior Notes (and any cash received in lieu of a fractional interest in a Senior Note) pursuant to the Note Offer. Thus, for example, if a stockholder sells shares to persons other than Dynex Capital at or about the time such stockholder also exchanges shares for Senior Notes (and any cash received in lieu of a fractional interest in a Senior Note) pursuant to the Note Offer, and the various sales effected by the stockholder are part of an overall plan to reduce or terminate such stockholder’s proportionate interest in Dynex Capital, then the sales to persons other than Dynex Capital may, for United States federal income tax purposes, be integrated with the stockholder’s exchange of shares pursuant to the Note Offer and, if integrated, should be taken into account in determining whether the holder satisfies any of the Section 302 Tests described above.

We urge stockholders contemplating an exchange of shares for Senior Notes to consult their own tax advisors regarding the Section 302 tests, including the effect of the attribution rules and the possibility that a substantially contemporaneous sale of shares to persons other than Dynex Capital may assist in satisfying one or more of the Section 302 tests, as well as the specific federal, state, local, foreign and other tax consequences of exchanges made by them pursuant to the Note Offer.

Corporate Stockholder Dividend Treatment

If an exchange of shares of Preferred Stock for Senior Notes (and any cash received in lieu of a fractional interest in a Senior Note) pursuant to the Note Offer by a corporate stockholder is treated as a dividend, the corporate stockholder (other than an S corporation) may be entitled to claim the dividends-received deduction under Section 243 of the Code (generally 70%, but 80% under certain circumstances) with respect to the gross dividend, subject to applicable limitations. With respect to the dividends-received deduction, corporate stockholders should consider the effect of various limitations on its application, such as Section 246(c) of the Code, which disallows the dividends-received deduction with respect to any dividend on any share of stock that is held for 45 days or less during the 90-day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend. Additionally, corporate stockholders that have incurred indebtedness directly attributable to an investment in shares should consider the effect of Section 246A of the Code which reduces the dividends-received deduction by a percentage generally computed based on the amount of such indebtedness and the stockholder’s total adjusted tax basis in the shares.

Corporate stockholders should consult their own tax advisors as to the application of the dividends-received deduction to the Note Offer and the various limitations on its application.

Certain Federal Income Tax Consequences to Prospective United States Holders of Senior Notes; Interest on the Senior Notes—General

With respect to stockholders who exchange shares of Preferred Stock for Senior Notes (and any cash received in lieu of a fractional interest in a Senior Note) in the Note Offer, stated interest on the Senior Notes will generally be taxable as ordinary interest income at the time such amounts are accrued or received in accordance with the holder’s method of accounting for United States federal income tax purposes.

Notwithstanding the foregoing, if the fair market value of the Senior Notes at the time of the Note Offer is less than the stated principal amount of the Senior Notes, then the Senior Notes may be deemed issued with “original issue discount” (“OID”) to the extent of the difference. In that case, special tax rules will apply that in general would impute additional interest income to the holders of the Senior Notes.

If the fair market value of the Senior Notes at the time of the Note Offer is more than the stated principal amount of the Senior Notes, then the Senior Notes may be deemed issued with “amortizable bond premium” (“premium”) to the extent of the difference. In that case, a holder would be able to elect to deduct the premium over the life of the Senior Note and offset a portion of the stated interest income. In the absence of such an election, the premium would be deducted or recovered when the Senior Note was redeemed, retired or sold.

Dynex Capital believes the fair market value of the Senior Notes at the time of the Note Offer will be substantially identical to the stated principal amount of the Senior Notes, and, as a result, that the Senior Notes will either have no OID or premium, or an amount that is not material.

Redemption or Sale of Senior Notes

Generally, any redemption (including the payment of the principal on the Senior Notes) or sale of the Senior Notes by a holder will result in taxable gain or loss equal to the difference between the sum of the amount of cash and the fair market value of the other property received (except to the extent attributable to accrued but previously untaxed interest) and the holder’s adjusted tax basis in the Senior Notes.

Except to the extent attributable to accrued but previously untaxed interest, such gain or loss (if any) will generally be long-term capital gain or loss if the holder’s holding period for the Senior Notes exceeds twelve months and if the Senior Note is held as a capital asset by the holder.

Backup Withholding

United States Federal Income Tax Backup Withholding. Under the United States federal income tax backup withholding rules, 28% of the gross proceeds payable to a stockholder or other payee pursuant to the Note Offer must be withheld and remitted to the IRS, unless the stockholder or other payee provides his or her taxpayer identification number (employer identification number or social security number) to the exchange agent (as payor) and certifies under penalties of perjury that the number is correct or unless another exemption applies. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the letter of transmittal so as to provide the information and certification necessary to avoid backup withholding unless the stockholder otherwise establishes to the satisfaction of the exchange agent that the stockholder is not subject to backup withholding. If the exchange agent is not provided with the correct taxpayer identification number, a United States Holder may be subject to penalties imposed by the IRS. If backup withholding results in an overpayment of taxes, a refund may be obtained. Certain “exempt recipients” (including, among others, all corporations and certain Non-United States Holders) are not subject to these backup withholding and information reporting requirements. In order for a Non-United States Holder to qualify as an exempt recipient, that stockholder must submit the appropriate and applicable version of an IRS Form W-8, signed under penalties of perjury, attesting to that stockholder’s exempt status. These statements can be obtained from the exchange agent.

To prevent United States Federal Income Tax backup withholding equal to 28% of the gross payments made to stockholders for shares of Preferred Stock exchanged pursuant to the Note Offer, each stockholder who does not otherwise establish an exemption from the backup withholding must provide the exchange agent with the stockholder’s correct taxpayer identification number and provide other information by completing the substitute Form W-9 included as part of the letter of transmittal. Non-United States Holders are urged to consult their tax advisors regarding the application of United States Federal Income Tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

Certain Federal Income Tax Consequences to Prospective Non-United States Holders of Senior Notes

If the exchange of shares for Senior Notes (and any cash received in lieu of a fractional interest in a Senior Note) by a Non-United States Holder in the Note Offer is characterized as a sale (as opposed to a dividend), the holder generally will not be subject to United States federal income tax and, therefore, may be entitled to a refund of the tax withheld by the exchange agent on any gain with respect to the exchange unless:

•	the gain is effectively connected with a trade or business of the Non-United States Holder in the United States and, if certain tax treaties apply, is attributable to a permanent establishment in the United States maintained by such holder; or

•	in the case of a non-resident alien individual who holds the shares as a capital asset, the individual is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

If the exchange of shares for Senior Notes (and any cash received in lieu of fractional interests in a Senior Note) by a Non-United States Holder is characterized as a distribution (as opposed to a sale), then the holder could potentially be subject to dividend withholding at the rate of 30% on the amount of any dividends which the holder is deemed to receive. However, we do not believe that we will have accumulated or current “earnings and profits” for United States federal income tax purposes through the end of 2004. Accordingly, we do not believe any part of the exchange could give rise to a taxable dividend that would subject any Non-United States Holder to dividend withholding. However, if the distribution exceeds the Non-United States Holder’s tax basis, then the excess will be treated as gain from the sale of such holder’s stock and the discussion in the preceding paragraph will apply. (In addition, a Non-United States Holder may be subject to backup withholding (see “—Information Reporting and Backup Withholding” below), even if such holder is not subject to dividend withholding.)

Payment of Interest

The 30% United States federal withholding tax will not apply to any payment to a Non-United States Holder of interest (including OID) on a Senior Note provided that:

•	such holder does not actually or constructively own 10% or more of the total combined voting power of all classes of Dynex Capital’s stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	such holder is not a controlled foreign corporation that is related to Dynex Capital through stock ownership;

•	such holder is not a bank whose receipt of interest on a Senior Note is described in section 881(c)(3)(A) of the Code; and

•	(a) such holder provides its name and address, and certifies, under penalties of perjury, that such holder is not a United States person (which certification may be made on an IRS Form W-8BEN) or (b) a securities clearing organization, bank, or other financial institution that holds customers’ securities in the ordinary course of its business holds the Senior Note on such holder’s behalf and certifies, under penalties of perjury, that it has received IRS Form W-8BEN from the holder or from another qualifying financial institution intermediary, and provides a copy of the IRS Form W-8BEN. If the Senior Notes are held by or through certain foreign intermediaries or certain foreign partnerships, such foreign intermediaries or partnerships must also satisfy the certification requirements of applicable Treasury Regulations.

If a Non-United States Holder cannot satisfy the requirements described above, payments of interest (including OID) will be subject to the 30% United States federal withholding tax, unless such holder provides Dynex Capital with a properly executed (1) IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI stating that interest paid on the Senior Note is not subject to withholding tax because it is effectively connected with such holder’s conduct of a trade or business in the United States.

If a Non-United States Holder is engaged in a trade or business in the United States and interest on a Senior Note is effectively connected with the conduct of that trade or business, such holder will be required to pay United States federal income tax on that interest (including OID) on a net income basis (although exempt from the 30% withholding tax provided the certification requirement described above is met) in the same manner as if such holder were a United States person as defined under the Internal Revenue Code, except as otherwise provided by an applicable tax treaty. In addition, if such holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of the holder’s earnings and profits for the taxable year, subject to adjustments, that are effectively connected with such holder’s conduct of a trade or business in the United States. For this purpose, interest will be included in the earnings and profits of such foreign corporation.

Sale, Exchange or Other Taxable Disposition of Senior Notes

Any gain realized upon the sale, exchange or other taxable disposition of a Senior Note (except with respect to accrued and unpaid interest (including OID), which would be taxable) generally will not be subject to United States federal income tax unless:

•	that gain is effectively connected with a Non-United States Holder’s conduct of a trade or business in the United States;

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	the Non-United States Holder is subject to Code provisions applicable to certain United States expatriates.

A holder described in the first bullet point above will be required to pay United States federal income tax on the net gain derived from the sale, except as otherwise required by an applicable tax treaty, and if such holder is a foreign corporation, it may also be required to pay a branch profits tax. A holder described in the second bullet point above will be subject to United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the holder is not considered a resident of the United States.

Information Reporting and Backup Withholding

The amount of interest paid to a Non-United States Holder on the Senior Note and the amount of tax withheld, if any, will generally be reported to such holder and the IRS. A Non-United States Holder will generally not be subject to backup withholding with respect to payments that Dynex Capital makes to such holder provided that such holder has made appropriate certifications as to the holder’s foreign status, or such holder otherwise establish an exemption.

Non-United States Holders will generally not be subject to backup withholding or information reporting with respect to any payment of the proceeds of the sale of a Senior Note effected outside the

United States by a foreign office of a foreign “broker” (as defined in applicable Treasury Regulation), provided that such broker:

•	derives less than 50% of its gross income for certain periods from the conduct of a trade or business in the United States,

•	is not a controlled foreign corporation for United States federal income tax purposes, and

•	is not a foreign partnership that, at any time during its taxable year, has 50% or more of its income or capital interests owned by United States persons or is engaged in the conduct of a United States trade or business.

Non-United States Holders will be subject to information reporting, but not backup withholding, with respect to any payment of the proceeds of a sale of a note effected outside the United States by a foreign office of any other broker unless such broker has documentary evidence in its records that such holder is not a United States person and certain other conditions are met, or such holder otherwise establishes an exemption. Non-United States Holders will be subject to backup withholding and information reporting with respect to any payment of the proceeds of a sale of a Senior Note effected by the United States office of a broker unless such holder properly certifies under penalties of perjury as to such holder’s foreign status and certain other conditions are met or such holder otherwise establishes an exemption.

Currently applicable Treasury Regulations establish reliance standards with regard to the certification requirements described above.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-United States Holder’s United States federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

The tax discussion set forth above is included for general information only. We urge you to consult with your tax advisor to determine the particular tax consequences to you of the Note Offer, including the applicability and effect of state, local and foreign laws.

Tax Consequences to Dynex Capital

Dynex Capital will recognize no gain or loss in connection with the acquisition of shares of Preferred Stock in exchange for Senior Notes.

WHERE YOU CAN FIND MORE INFORMATION

Information About the Note Offer

MacKenzie Partners, Inc. will act as information agent in connection with the Note Offer. For further assistance or additional copies of documents call the information agent at (212) 929-5500 (call collect) or (800) 322-2885 (toll free) or write to the information agent at: MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016. See “The Note Offer—Information Agent” and the information set forth on the back cover of this offering circular. Any questions, requests for assistance, or requests for additional copies of this Note Offer or the letter of transmittal should be directed to the information agent.

You may also contact your broker, dealer, commercial bank or trust company or any other nominee for assistance concerning this Note Offer.

Historical Financial Data

The information appearing under the headings “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and “Quantitative and Qualitative Disclosure about Market Risk;” Dynex Capital’s Consolidated Balance Sheets as of December 31, 2002 and December 31, 2001 and Consolidated Statements of Operations and Consolidated Statements of Shareholders’ Equity for each of the fiscal years ended December 31, 2002, 2001 and 2000; and the independent auditors report on such consolidated financial statements contained in Dynex Capital’s annual report on Form 10-K/A for the fiscal year ended December 31, 2002 are incorporated by reference herein. In addition, Dynex Capital’s Consolidated Balance Sheets as of September 30, 2003 and December 31, 2002, and Consolidated Statements of Operations and related per share data and Consolidated Statements of Cash Flows for each of the quarters ended September 30, 2003 and 2002, contained in the quarterly report on Form 10-Q for the quarter ended September 30, 2003 are incorporated by reference herein. See “Where You Can Find More Information — Incorporation by Reference.”

Schedule TO

Pursuant to Rule 13e-4 under the Exchange Act, Dynex Capital has filed with the SEC an Issuer Tender Offer Statement on a combined Schedule TO/13E-3, which contains additional information relating to the Note Offer. The Schedule TO/13E-3, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner described below under “Where You Can Find More Information — Additional Information” with respect to information concerning Dynex Capital.

Additional Information

Dynex Capital is subject to the informational requirements of the Exchange Act, and files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information Dynex Capital files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also access filed documents at the SEC’s web site at www.sec.gov.

Incorporation by Reference

Dynex hereby incorporates by reference into this offering circular the following:

•	Dynex Capital’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002 filed with the SEC on December 24, 2003;

•	Dynex Capital’s Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2003 filed with the SEC on December 24, 2003;

•	Dynex Capital’s Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2003 filed with the SEC on December 24, 2003; and

•	Dynex Capital’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 filed with the SEC on November 25, 2003.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this offering circular to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this offering circular.

Copies of these materials may be received without charge upon request from Dynex Capital at the following address:

Dynex Capital, Inc.

4551 Cox Road, Suite 300

Glen Allen, Virginia 23060

The exchange agent for the Note Offer is:

WACHOVIA BANK, N.A.

Wachovia Bank, N.A.

Corporate Actions - NC1153

1525 West W.T. Harris Boulevard, 3C3

Charlotte, NC 28288-1153

(use 28262-1153 for courier deliveries)

Telephone Number: (800) 829-8432

Facsimile Number: (704) 590-7628

Any questions, requests for assistance, or requests for additional copies of this Note Offer or the letter of transmittal should be directed to the information agent at the following address and telephone numbers:

The information agent for the Note Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com

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